123

08002132

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME A.P. Møller - Maersk A/S

*CURRENT ADDRESS Esplanaden 50
DK - 1098 Copenhagen K
Denmark

**FORMER NAME

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APR 29 2008 E
THOMSON REUTERS

FILE NO. 82- 35784 FISCAL YEAR 12/31/07

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082-35784
29

12-31-07
AR/S

A.P. MØLLER - MÆRSK A/S
ANNUAL REPORT 2007

CONTENTS Page

CONTENTS Page

Forward-looking statements

This Annual Report contains forward-looking statements regarding expectations for 2008. Such statements are subject to risks and uncertainties as various factors, many of which are beyond A.P. Møller - Mærsk A/S' control, may cause actual development and results to differ materially from expectations contained in the Annual Report.

The Annual Report has been translated from Danish. The Danish text shall govern for all purposes and prevail in case of any discrepancy with the English version.

Schultz Grafisk · København · ISSN 1604-2913

ANNUAL REPORT 2007

2007 Highlights

Revenue was USD 51,218 million compared to USD 43,743 million in 2006

Profit before depreciation, amortisation and impairment losses (EBITDA) was USD 11,909 million – an increase of 38%

Total depreciation, amortisation and impairment losses increased by USD 1,559 million to USD 4,814 million

Gains on the sale of ships, rigs, etc. increased by USD 402 million to USD 1,113 million

Net profit before tax was USD 8,032 million compared to USD 6,053 million in 2006

Profit for the year was USD 3,427 million – an increase of 26%. In Danish kroner (DKK), the profit totalled 18,658 million – an increase of 15%

Cash flow from operating activities was USD 7,313 million compared to USD 3,987 million in 2006

Cash flow used for new investments was at a high level, totalling USD 10,808 million compared to USD 6,919 million in 2006. Cash flow from sale of assets was USD 1,759 million compared to USD 1,629 million in 2006

Nils Smedegaard Andersen took over as the new CEO as of 5 November 2007 when Jess Søderberg retired

Profits from container activities showed significant progress, but remain unsatisfactory

Profits from tankers, offshore and other shipping activities increased significantly compared to 2006, primarily due to gains on the sale of ships and rigs

Profits from Maersk Oil were slightly below 2006 – affected positively by higher production and higher oil prices, and negatively by increased production and exploration costs – substantial increase in depreciation and amortisation and increased taxes

Outlook for 2008

Due to the unpredictability surrounding global economic development, the continuation of historically high oil prices and the ongoing reorganisation of Maersk Line, the outlook at the beginning of 2008 is subject to significant uncertainty. On the basis of the current level of oil prices and exchange rates, the Group expects to generate a profit in the order of USD 3.6-4 billion in 2008 (USD 3.4 billion), equivalent to DKK 18-20 billion (DKK 18.7 billion).

A.P. MOLLER - MAERSK GROUP

FINANCIAL HIGHLIGHTS

Amounts in DKK million

	2007	**2006**	**2005**	**2004**	**2003**
Revenue	278,872	260,134	208,702	159,544	157,884
Profit before depreciation, amortisation and impairment losses, etc.	64,842	51,192	49,971	40,567	39,627
Depreciation, amortisation and impairment losses	26,213	19,357	17,755	12,758	16,833
Gains on sale of ships, rigs, etc.	6,062	4,227	1,676	1,482	655
Associated companies – share of profit after tax	3,084	2,881	3,037	361	403
Profit before integration costs	47,775	38,943	36,929	29,652	23,852
Integration costs on acquisitions	-	734	1,783	-	-
Profit before financial items	47,775	38,209	35,146	29,652	23,852
Financial items, net	- 4,047	- 2,219	- 2,121	745	1,507
Value adjustment of financial assets	-	-	-	5,013	4,581
Profit before tax	43,728	35,990	33,025	35,410	29,940
Tax on profit for the year	24,537	19,935	13,223	9,180	9,065
Profit for the year – continuing operations	19,191	16,055	19,802	26,230	20,875
Profit/loss for the year – discontinued operations	- 533	131	404	2,026	-
Profit for the year	18,658	16,186	20,206	28,256	20,875
A.P. Møller - Mærsk A/S's share of profit for the year	17,829	15,557	20,090	28,149	20,756
Total assets	327,519	313,695	285,548	181,673	163,782
Equity	146,715	136,711	124,083	102,706	83,657
Cash flow from operating activities	39,817	23,697	33,329	29,207	26,299
Cash flow used for capital expenditure	- 49,003	- 34,321	- 62,696	- 18,388	- 16,603
Investment in property, plant and equipment	58,229	44,316	28,841	22,635	15,605
Return on equity after tax	13.2%	12.4%	17.8%	30.3%	25.6%
Equity ratio	44.8%	43.6%	43.5%	56.5%	51.1%
Earnings per share, DKK	4,333	3,781	4,883	6,841	5,044
Cash flow from operating activities per share, DKK	9,677	5,759	8,100	7,098	6,392
Share price (B share), year end, DKK	54,400	53,200	65,200	45,268	42,403
Total market capitalisation, year end	223,177	214,284	263,879	185,369	170,106
Dividend per share, DKK	650	550	550	450	300

As from 1 January 2005 the accounting policies are in accordance with the International Financial Reporting Standards (IFRS). Comparative figures for 2004 have been restated. Financial highlights for 2003 have not been restated, except for change in functional currency. Please see the statement of accounting policies, page 53.

A.P. MOLLER - MAERSK GROUP

FINANCIAL HIGHLIGHTS

Amounts in USD million.

	2007	**2006**	**2005**	**2004**	**2003**
Revenue	51,218	43,743	34,843	26,490	23,970
Profit before depreciation, amortisation and impairment losses, etc.	11,909	8,610	8,342	6,735	6,016
Depreciation, amortisation and impairment losses	4,814	3,255	2,937	2,118	2,556
Gains on sale of ships, rigs, etc.	1,113	711	280	246	99
Associated companies – share of profit after tax	567	484	507	60	61
Profit before integration costs	8,775	6,550	6,192	4,923	3,620
Integration costs on acquisitions	-	123	298	-	-
Profit before financial items	8,775	6,427	5,894	4,923	3,620
Financial items, net	- 743	- 374	- 354	123	229
Value adjustment of financial assets	-	-	-	832	696
Profit before tax	8,032	6,053	5,540	5,878	4,545
Tax on profit for the year	4,507	3,352	2,218	1,524	1,376
Profit for the year – continuing operations	3,525	2,701	3,322	4,354	3,169
Profit/loss for the year – discontinued operations	- 98	22	67	336	-
Profit for the year	3,427	2,723	3,389	4,690	3,169
A.P. Møller - Mærsk A/S's share of profit for the year	3,275	2,617	3,370	4,672	3,151
Total assets	64,533	55,409	45,152	33,227	27,491
Equity	28,907	24,148	19,620	18,784	14,042
Cash flow from operating activities	7,313	3,987	5,564	4,849	3,993
Cash flow used for capital expenditure	- 9,000	- 5,771	- 10,467	- 3,053	- 2,521
Investment in property, plant and equipment	10,694	7,452	4,815	3,758	2,369
Return on equity after tax	12.9%	12.4%	17.6%	28.6%	25.1%
Equity ratio	44.8%	43.6%	43.5%	56.5%	51.1%
Earnings per share, USD	796	636	819	1,135	766
Cash flow from operating activities per share, USD	1,777	969	1,352	1,178	970
Share price (B share), year end, USD	10,719	9,397	10,310	8,279	7,117
Total market capitalisation, year end	43,973	37,849	41,726	33,903	28,553
Dividend per share, USD	128	97	87	82	50

As from 1 January 2005 the accounting policies are in accordance with the International Financial Reporting Standards (IFRS). Comparative figures for 2004 have been restated. Financial highlights for 2003 have not been restated, except for change in functional currency. Please see the statement of accounting policies, page 53.

A.P. MOLLER - MAERSK GROUP

DIRECTORS' REPORT

2007 was an eventful and challenging year.

Globally, it was a year of solid economic development although growth did begin to tail off in the latter part of the year.

The A.P. Moller - Maersk Group experienced major changes. Externally from considerable fluctuations in factors significant to the Group such as oil prices and exchange rates and internally from changes in the management of the Group.

The A.P. Moller - Maersk Group's consolidated profit of USD 3.4 billion was more or less in line with the forecast issued on 30 November 2007, and approximately 15% above the forecast made on 28 March 2007. In Danish kroner, the profit totalled 19 billion (16 billion).

The Group's cash flow from operating activities increased to USD 7.3 billion, positively affected by improved earnings before depreciation and amortisation and by a reduction in capital tied up in working capital – particularly with regard to container shipping activities. In Danish kroner, the cash flow from operating activities was 40 billion (24 billion).

The Group continued its substantial level of investment, receiving a total of 33 container vessels, 15 tankers and one drilling rig. It also concluded the acquisition of the Australian tugboat company Adsteam Marine Limited.

As a part of its ongoing fleet renewal programme, the Group sold 24 vessels and three rigs with total gains of USD 1.1 billion. Eight vessels held under finance lease were returned.

The total net cash flow used for investments amounted to USD 9.0 billion (USD 5.8 billion). In Danish kroner, this corresponded to 49 billion (34 billion).

As expected, the Group's **container shipping and related activities** showed significant financial progress, turning a substantial loss in 2006 into a modest profit in 2007. This was attributable to higher average freight rates and a major increase in the volumes shipped from Asia to Europe.



Nils Smedegaard Andersen took over as new CEO of the A.P. Moller - Maersk Group on 5 November 2007.

However, profits from container shipping activities are still not satisfactory, and in January 2008, a range of initiatives were launched under the name streamLINE – a programme focused on earnings, capacity utilisation, simplification and cost reduction.

APM Terminals increased its operations and by the end of 2007 participated globally in more than 50 terminals. Achieving new terminal concessions will remain a high priority. APM Terminals is one of the largest global terminal operators.

Maersk Tankers continued the expansion and renewal of its fleet by delivery of 15 vessels.

Driven by high levels of activity within the oil and gas industry, the markets for the offshore activities **Maersk Contractors** and **Maersk Supply Service** remained favourable throughout 2007. The Group has a significant new building programme at attractive prices for delivery over the coming years.

The consolidated profits from **tankers, offshore and other shipping activities** were significantly higher than those of 2006 due to gains from the sale of ships and rigs.

Oil prices increased by approximately 64% in 2007 and the average price of Brent crude oil was USD 72 per barrel, compared to USD 65 per barrel in 2006. The extensive expansion of the Al Shaheen field in Qatar continued as planned, and oil exploration was stepped up in certain areas including the Gulf of Mexico. Despite the higher price of oil and increased production, profits from **oil and gas activities** were slightly lower than in 2006 due to increasing production and exploration costs, increased depreciation and amortisation and higher taxes. Nevertheless, cash flow from operating activities in this segment increased by USD 1.2 billion compared to 2006, and accounted for 50% of the A.P. Moller - Maersk Group's total cash flow from operating activities.

The Dansk Supermarked Group continued to expand, opening 57 new stores in Great Britain, Germany, Poland and Sweden. At the end of 2007, the Group had a total of 1,171 stores. The net result remained at 2006 levels.

Danske Bank A/S generated profits that were 10% higher than those of 2006, and the A.P. Moller - Maersk Group's 20% share of these was DKK 3 billion.

OUTLOOK FOR 2008

In 2008, the A.P. Moller - Maersk Group expects to generate a total revenue in the region of USD 60 billion (USD 51 billion), which is equivalent to DKK 300 billion (DKK 279 billion) at an exchange rate of DKK/USD of 5.00.

The 2008 forecast for **container shipping** contains a number of uncertainties. Especially the fuel prices are high at the beginning of 2008. Average prices for the first two months of the year were about 30% higher than the average for 2007, and the continued low USD exchange rate entails further cost pressure. Implementation of the streamLINE initiatives is expected to entail non-recurring costs in the region of USD 250 million in 2008.

Maersk Contractors will have four large rigs and one floating production unit delivered in 2008. Conversion of a rig into a production platform will also be completed in 2008.

For **Maersk Oil**, oil prices are expected on average above those in 2007 and the A.P. Moller - Maersk Group's share of production is expected to remain at or around 2007 levels. Higher costs are expected due to increased exploration activities.

Based on the current level for oil prices and exchange rates, the **A.P. Moller - Maersk Group** expects to generate a profit in the order of USD 3.6-4 billion (USD 3.4 billion) equivalent to DKK 18-20 billion (DKK 18.7 billion) at an exchange rate of DKK/USD 5.00.

This includes the expected gains from the restructuring of car carrier activities by USD 200 million and other gains from renewal of the fleet etc. Total gains are assumed to be lower than in 2007.

The A.P. Moller - Maersk Group is contemplating a possible sale of shares in non-strategic assets. If such sale is completed in 2008 it may improve the expected net result mentioned above in the order of USD 800 million.

The outlook for 2008 is subject to considerable uncertainty not least due to developments in the global economy. Particular uncertainty is associated with changes in container freight rates, transported volumes, the USD exchange rate and oil prices. To illustrate these uncertainties, the Financial Report (page 38) contains an assessment of certain sensitivities.

THE ECONOMIC AND POLITICAL ENVIRONMENT

The global economy grew by 3.6%, although development decreased towards the end of the year as a result of slower growth in the United States, the Eurozone and Japan. The economies of China, India, Russia and Brazil continued to grow strongly.

Growth rates in gross domestic product



Per cent
2006
2007
12
10
8
6
4
2
0
China
India
Russia
Brazil
Eurozone
USA
Japan
World

Growth in global trade slowed slightly in relation to the previous year, mainly due to slower growth in the United States' imports.

The prices of steel, oil and other raw materials continued to rise, driven by high demand in China and India.

The USD exchange rate generally declined throughout 2007 and at the end of the year it was 10% lower – measured in DKK – than it had been at the beginning of the year. On average, the USD exchange rate was 8% lower than in 2006.

US Dollar development



DKK/USD
7.00
6.50
6.00
5.50
5.00
2003
2004
2005
2006
2007

Continued liberalisation and the resulting growth in global trade are very important to the shipping industry. A new WTO agreement would be very welcome, and it is hoped it would lead to additional liberalisation.

The European Commission presented its future maritime policy in a 2007 report, which was the result of a major analysis of the maritime industry. Shipping is important to international trade both within and outside Europe, and long-term competitiveness remains in focus.

The framework implemented over the years by the Danish Government and Parliament plays a key role to ensure that Denmark retains its position as a leading seafaring nation. In 2007, Danish authorities and the Danish shipping industry implemented a range of initiatives intended to further reinforce the international position of Danish shipping.

Denmark is known as a premium seafaring nation, in which the authorities and the industry work closely together. This working relationship made it possible for Denmark to invite the UN's International Maritime Organisation (IMO) and its important maritime safety committee to host a series of meetings in Copenhagen in October 2007. More than 750 delegates from 94 countries and 45 international organisations participated in the meetings.


MAERSK LINE

EBBA MÆRSK (in the back) meets ARNOLD MÆRSK on the Suez Canal on 7 December 2007.

THE A.P. MOLLER - MAERSK GROUP'S ROLE IN SOCIETY

Wherever the A.P. Moller - Maersk Group operates, acting as good corporate citizens is an integral part of the way we conduct our business. This means that we endeavour to exercise constant care and to behave in an upright, responsible and environmentally conscious manner – globally as well as locally. During recent years, the number of both the Group's activities and employees has grown substantially and the Group now needs to make the business principles visible.

As a result, in 2006 the Group formalised and documented a number of fundamental business principles – The Maersk Fundamental Business Principles – which reflect the Group's policies in areas such as the environment, safety and human rights.

The principles have been well received by both customers and organisations, and are considered to be a good tool for our organisation.

More detailed information about our business principles can be found on our website maersk.com.

Environment

Historically, the A.P. Moller - Maersk Group has given high priority to the environment in its activities. The Group was the first to use double-hulled tankers and for several years has targeted efforts to minimise the local and global environmental impact of the Group's activities, especially within shipping and oil and gas production.

In 2007, the Danish and international debate focussed on global warming and CO_2 emissions, including the transport and energy sector shares of these.

The main business areas of the A.P. Moller - Maersk Group; transport and oil & gas production, are both very energy consuming and therefore entail considerable CO_2 emissions. In order to reduce the environmental impact, the individual business activity must be made as energy efficient as possible.

Oil and gas production

CO_2 emissions from the energy sector are subject to the Kyoto agreement, the European quota trading scheme and national efforts to reduce CO_2 emissions. Further, the Group's oil and gas activities are subject to specific requirements for equipment and operation. As part of the requirements, extensive reporting on consumption and emissions takes place.

For the A.P. Moller - Maersk Group's oil and gas activities, the challenge is that production from mature fields in for instance the North Sea requires increasing energy per unit produced, and energy efficiency is an important element in the ongoing effort to optimise the production processes and minimise the environmental impact from production.

Maersk Oil reduced its flaring of gas in the North Sea by 10% in 2007.

Shipping

Shipping is the most energy efficient form of transport and emits less CO_2 per ton goods transported than transport by train, plane or truck. Despite this fact, the CO_2 emissions from shipping, which account for about 90% of global cargo transport, are significant. There is a wide ambition to commit the transport sector to cut CO_2 emissions, in line with the energy sector. The A.P. Moller - Maersk Group supports this ambition, and intensive work is being undertaken under the auspices of the IMO together with the Danish government to find solutions which will receive international backing. For shipping as a global business, it is important to join forces around a broad international set of rules and their enforcement, and that these rules will be identical for all, if significant environmental improvements are to be achieved.

CO_2 emission - grammes CO_2 per km for 1 ton load



600
500
400
60
40
20
0
Container vessel (11,000 TEU)
Container vessel (6,600 TEU)
Train (diesel)
Train (electric)
Truck
Large jet plane



APM Terminals' new terminal in Virginia sets new standards for the industry in terms of safety and initiatives to reduce the environmental impact.

The A.P. Moller - Maersk Group views it as a major – but also positive – challenge to minimise its environmental impact. Through innovation and skill, the Group has implemented many energy efficient solutions to the benefit of both environment and profitability.

In 2007, an innovation department was established to work solely on optimising energy efficiency. The department is currently working on more than 100 initiatives, and the focus is on optimising operations and innovation in engines, hulls and paint.



The testing of wastewater is one of many environmental initiatives taken on the platforms in the North Sea.

During the last five years, Maersk Line has succeeded in reducing CO_2 emissions by 5% per transported container, and the target for the next five years is at least another 5%.

A number of other environmental initiatives are ongoing, including initiatives to reduce NOx, sulphur and other emissions from ships and terminals. Consequently, NOx emissions have been reduced considerably over the last five years, and the sulphur content of the fuel used has been reduced significantly and is currently significantly below the recommendations of the IMO.

The Group's own container, tanker and supply vessels and car carriers have all been environmentally certified according to the ISO 14001 standard.

Environment reports and the general environmental policies of the Group can be seen on maersk.com.

Health and safety

A high level of safety is crucial to the Group's activities, and as the ultimate goal is zero accidents, the efforts – although already comprehensive in this area – are to be intensified.

In 2007, a low incident rate was maintained for the Group's ships, rigs and oil activities.

In 2006, an HSE (Group Health, Safety and Environment) department was set up for the A.P. Moller - Maersk Group. In collaboration with individual business units' existing HSE departments, this new department's function is to continue to ensure that the health and safety of the Group's employees get top priority.

An HSE Manual was introduced in 2007 to lay down guidelines and best practice for the Group in ten areas of health, safety and the environment.

The individual business areas are all working to fortify their efforts in HSE. For example, APM Terminals have introduced an annual global safety day to focus on the topic. Maersk Contractors launched a safety campaign entitled Safety the Maersk Contractors Way, which highlights the responsibility of each individual employee in relation to safety at work.

ORGANISATION

Changes in the Executive Board

Nils Smedegaard Andersen joined as partner in Firmaet A.P. Møller and took over as CEO of the A.P. Moller - Maersk Group on 5 November 2007. On the same day, Jess Søderberg, partner and CEO, retired after 37 years with the A.P. Moller - Maersk Group, including 14 years as CEO.

On 30 June 2007, partners Knud E. Stubkjær and Tommy Thomsen left Firmaet A.P. Møller, and as a result, stepped down from the management of the A.P. Moller - Maersk Group.

As of 1 July 2007, Claus V. Hemmingsen, Søren Skou and Søren Thorup Sørensen became partners in Firmaet A.P. Møller.

Organisation

In 2007, the A.P. Moller - Maersk Group employed an average of around 117,000 people.

It is still imperative that the Group continue to attract and retain the most highly skilled employees. Skilled and committed employees are crucial to the Group's ongoing ability to deliver the quality and service the Group's customers and business partners expect.

The commitment and well-being of employees and managers have a significant impact on the Group's ability to achieve its business goals. A global survey on the satisfaction and motivation of employees and managers was conducted for the first time in 2006. More than 50,000 employees and managers took part in a similar survey in 2007. The results for the A.P. Moller - Maersk Group were generally positive and showed progress in relation to 2006.

In January 2008, the container business introduced the streamLINE process. This involves organisational simplification, and will among other things entail a global reduction of 2-3,000 positions. It is expected that the organisational changes will be completed in the spring of 2008.

Within the oil industry, rising oil prices and the general development of the market have sparked increased competition for the best employees. The continued development and retention of employees is crucial to ensure that the Group has the appropriate technical and managerial competences for future development.

The A.P. Moller - Maersk Group would like to maintain a diverse workforce that reflects the Group's international operations. Since 1993, the MISE training programme (Maersk International Shipping Education) – currently comprising of four programmes in the fields of business/management, finance and economy, technology and science (MITAS), and human resources (MIHR) – has been contributing to the achievement of this aim. In 2007, 531 candidates were accepted in the programmes, 49% of these are women.

For additional information about the training programmes and A.P. Moller - Maersk as a workplace, visit maersk.com.

Information Technology

Well planned and well documented business processes are a prerequisite for successful implementation of IT systems. To ensure this, a Process Excellence organisation has been established in the container business, with responsibility for managing the implementation of new processes. Standardising global processes has resulted in significant improvements to the Maersk Line customer service.

In 2007, Maersk Line completed the implementation of a new generation of integrated IT systems that support processes for sales and customer service including contracts, pricing, order and document processing, invoicing and credit management.

The implementation of a new SAP system for the finance and accounting functions of the container shipping activities continued in 2007 and at the end of the year the system was implemented in 22 countries. The implementation of this system is to continue globally over the next two to three years.

SHAREHOLDER RELATIONS

A.P. Møller - Mærsk A/S' shares are listed on OMX Nordic Exchange Copenhagen A/S. Shares are divided into two classes: A-shares with voting rights and B-shares without voting rights. Each DKK 1,000 A-share entitles the holder to two votes.

At 31 December 2007, the Group's total share capital of DKK 4,395,600,000 consisted of:

- A-shares, DKK 2,197,800,000, divided between 2,197,582 shares of DKK 1,000 and 436 shares of DKK 500
- B-shares, DKK 2,197,800,000, divided between 2,197,482 shares of DKK 1,000 and 636 shares of DKK 500

No restrictions are imposed on negotiability of the shares.

Share price 2007



— Price of B-share of DKK 1,000
80.000
75.000
70.000
65.000
60.000
55.000
50.000
January
February
March
April
May
June
July
August
September
Oktober
November
December

Changes in share capital

Any resolution for the issue of, reductions in or changes to the share capital requires the presence of two-thirds of the class A voting rights at the general meeting and that the resolution shall be passed by two-thirds of the votes cast. Apart from a resolution for the dissolution of the company, other resolutions at general meetings are passed by simple majority, unless otherwise required by legislation. Reference is made to the company's articles of association.

In the event of an increase of the company's share capital, the shareholders in the given share class shall have a pre-emption right to subscribe for a proportionate share of the capital increase. In the given share class.

Ownership

The parent company of the Group – A.P. Møller - Mærsk A/S – has more than 48,000 private and institutional shareholders. 50.4% of the votes are held by A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal.

Shareholders covered by section 28A of the Danish Public Companies Act	**Share capital**	**Votes**
The A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal, Copenhagen, Denmark	41.08%	50.38%
A.P. Møller og Hustru Chastine Mc-Kinney Møllers Familiefond, Copenhagen, Denmark	9.85%	13.53%
Mærsk Mc-Kinney Møller, Copenhagen, Denmark	3.66%	6.46%
Den A.P. Møllerske Støttefond, Copenhagen, Denmark	2.94%	5.86%
Companies in the A.P. Moller - Maersk Group (own shares)	6.39%	-

Own shares

Accordingly to the authorisation of the Annual board meeting the Board of Directors may allow the company to acquire own shares within a total nominal value of 10% of the company's share capital. The Group's holding of own shares is unchanged in 2007.

Financial Calendar 2008

29 April:	Annual General Meeting
15 May:	Interim management statement for Q1 2008
27 August:	Interim report 2008
13 November:	Interim management statement for Q3 2008

For additional information about A.P. Moller - Maersk shares, including the share analysts who monitor the shares, visit maersk.com.

Annual General Meeting

The Annual General Meeting in the company will be held in Svendborg, Denmark, at 11.00 a.m. on Tuesday, 29 April 2008.

Dividend

The Board of Directors proposes a dividend to the shareholders of DKK 650 per share of DKK 1,000 – a total of DKK 2,857 million (DKK 550 per share of DKK 1,000 – a total of DKK 2,418 million). Payment will take place three bank days after the Annual General Meeting.

Segment information

Revenue	DKK million 2007	DKK million 2006	USD million 2007	USD million 2006
Container shipping and related activities	145,214	150,312	26,670	25,275
Tankers, offshore and other shipping activities	24,175	22,191	4,440	3,731
Oil and gas activities	51,537	41,126	9,465	6,915
Retail activities	56,382	43,054	10,355	7,240
Shipyards, other industrial companies, interest in Danske Bank A/S, etc.	8,224	10,213	1,510	1,717
Eliminations, etc.	- 6,660	- 6,762	- 1,222	- 1,135
	278,872	260,134	51,218	43,743

Profit for the year	DKK million 2007	DKK million 2006	USD million 2007	USD million 2006
Container shipping and related activities	1,183	- 3,375	217	- 568
Tankers, offshore and other shipping activities	6,781	5,734	1,246	965
Oil and gas activities	8,866	10,119	1,628	1,702
Retail activities	2,015	1,838	370	309
Shipyards, other industrial companies, interest in Danske Bank A/S, etc.	2,449	1,835	450	309
Unallocated activities, etc.	- 2,203	- 307	- 404	- 51
Eliminations, etc.	100	211	18	35
Discontinues operations	- 533	131	- 98	22
	18,658	16,186	3,427	2,723



Nils Smedegaard Andersen meets employees at the headquarters in Copenhagen, Denmark during his first week as CEO in November 2007.

Container shipping and related activities

	DKK million		USD million	
Highlights:	**2007**	**2006**	**2007**	**2006**
Revenue	145,214	150,312	26,670	25,275
Profit before depreciation, amortisation and impairment losses (EBITDA)	13,111	9,185	2,408	1,544
Depreciation, amortisation and impairment losses	9,608	9,582	1,765	1,611
Gains on sale of ships, etc.	1,741	1,833	320	308
Associated companies – share of profit after tax	106	42	19	7
Profit before integration costs	5,350	1,478	982	248
Integration costs on acquisition	-	734	-	123
Profit before financial items (EBIT)	5,350	744	982	125
Financial items, net	- 2,504	- 2,329	- 460	- 392
Profit before tax	2,846	- 1,585	522	- 267
Tax on profit for the year	1,663	1,790	305	301
Profit for the year	1,183	- 3,375	217	- 568
Cash flow from operating activities	9,722	1,626	1,778	273
Cash flow used for capital expenditure	- 19,777	- 15,263	- 3,632	- 2,566
Non-current assets	112,514	108,489	22,169	19,163
Current assets	51,692	51,756	10,185	9,142
Total assets	164,206	160,245	32,354	28,305
Non-current liabilities	65,439	64,782	12,894	11,443
Current liabilities	34,694	49,087	6,836	8,670
Total liabilities	100,133	113,869	19,730	20,113

2007 highlights

- In total, the volumes handled by Maersk Line and Safmarine increased by 2% to 6.8 million FFE (Forty-Foot Equivalent container units)
- 5% increase in average rates (4% excluding Bunker Adjustment Factor) compared to 2006
- Fuel costs (USD per ton) increased on average by 10% compared to 2006
- Earnings in Maersk Line improved but are still unsatisfactory
- The EBITDA margin for container shipping activities increased to 9% (6% in 2006)
- Cash flow from operating activities increased to USD 1.8 billion from USD 0.3 billion in 2006
- Investments of USD 3.6 billion, of which USD 2.7 billion were made in vessels and containers and USD 0.8 billion in terminal activities
- A 13% growth in the number of containers handled by APM Terminals

The market for container shipping

Global growth in the container shipping market amounted to 9%. The total increase in tonnage was 15%.

Development differed for individual trades. The development in volume for trades to the United States was modest, with a rise of 1% from Asia to the United States. Other markets developed more positively. For instance, volumes from Asia to Europe increased by 18%.

The development in rates reflected this situation. The rate level to the United States remains unsatisfactory. Most other routes recorded improvements based on a generally low level at the beginning of 2007.

In many locations container transports were affected by the lack of capacity in terminals and inland transportation. This created operational challenges and higher costs in inland transport and for the carriers and their customers.

Maersk Line

Maersk Line's revenue increased by 5%. This increase was influenced by a 1% rise in volume to 6.2 million FFE, and about 5% increase in average rates, of which one percentage point stemmed from a higher Bunker Adjustment Factor (BAF).

Distribution of Maersk Line volumes across trades in 2007 and 2006


2007
4%
10%
10%
15%
15%
2006
4%
9%
10%
15%
20%
Asia/Europe
Latin America
Africa
Intra-regional
Transpacific
Transatlantic
Oceania

The development in volume includes a reduction in capacity on the Transpacific routes, which remained unprofitable. On the important trades from Asia to Europe, Maersk Line increased the number of routes and achieved 12% growth in transported volume. The Africa routes also generated steady growth in volume, with an increase of 15%, compared to 2006.

As a result of the reduction in capacity on Transpacific routes and the closing of a number of inland destinations in the United States, Maersk Line experienced a decline in volume on trades from Asia to North America of 17%. The volume carried on Transatlantic trades was unchanged.

Total unit costs, including depreciation, were reduced by 1% compared to 2006.

Total terminal costs increased by 7% per transported FFE. This development comprised increasing costs at some terminals, a weaker USD, and greater imbalances in container flows, partly offset by rate reductions at other terminals.

Costs for inland transport were reduced by 9% per transported FFE. Prices generally increased as a result of higher oil prices and lack of capacity, particularly on



In cooperation with the Blue Denmark and the Danish Shipowners' Association, A.P. Moller - Maersk makes a large effort to recruit Danish cadets.

American railways. The total reduction in inland costs can be attributed to lower inland volume in the United States.

Distribution of unit costs 2007


26%
21%
20%
16%
12%
Vessel costs
Terminal costs
Bunker
Inland transport etc.
Containers and other equipment
Administration and
other costs

The average bunkers price increased by about 10% of which only half is recovered through the Bunker Adjustment Factor.

Earnings per transported FFE after total unit costs (EBIT per FFE) increased by USD 130 compared to 2006.

In 2007, customer satisfaction developed positively compared to 2006. This was largely due to improved customer service and a rise in the quality of documentation and invoicing. In fact, in the fourth quarter of 2007, the highest levels of customer satisfaction since 2004 were recorded.

Cash flow from operating activities improved as a result of increased earnings and reduction in trade receivables. A contributing factor was the increased invoicing quality. Further improvements are still to be made.

Investments

In 2007, Maersk Line took delivery of 30 container vessels, including five PS class vessels (the Emma Mærsk class) from the Odense Steel Shipyard. As part of the ongoing renewal of the fleet, 13 container vessels were sold and eight vessels held under finance leases were returned. Six of the sold vessels were chartered back for periods of up to ten years. The net capacity increase in the Group's own fleet was about 150,000 TEU, and the share of the total fleet in operation owned by Maersk Line also increased.

Current fleet	**2007**		**2006**	
	Own	Chartered	Own	Chartered
0-2,999 TEU	54	171	70	204
3,000-4,699 TEU	72	35	69	45
4,700-7,999 TEU	45	41	34	38
8,000- TEU	47	2	36	1
Total	218	249	209	288
Newbuilding programme	**2007**		**2006**	
	Own	Chartered	Own	Chartered
Total	40	-	72	-

Net investment in vessels in 2007 was USD 1.8 billion.

The number of owned containers increased by 9%, or by more than 190,000 TEU, corresponding to a total investment of USD 0.6 billion.

2008

Global growth in the container shipping market is expected to decrease compared to 2007 influenced by an expected modest growth in trades to the United States. These forecasts depend on a number of factors including no further economic slowdown.

The capacity of the global container fleet is expected to increase by 14% gross, although the net increase is likely to be lower due to longer average transport distances, larger imbalances and industry measures to reduce service speed due to high fuel costs.

In January 2008, a range of initiatives was launched for the container shipping segment under the name of streamLINE. Focus is on capacity utilisation, earnings per container, organisational simplification and cost reduction. As far as customers are concerned, the aim is to continue to provide the most reliable service at a competitive price.

As a part of streamLINE, positions will be reduced by 2-3,000 globally. Non-recurring costs for the implementation of streamLINE are expected to total around USD 250 million in 2008. Looking forward, streamLINE will generate substantial cost reductions and profit improvements.

Maersk Line plans for growth in line with the general market development in 2008. However, Maersk Line's goal to improve capacity utilisation may entail initiatives that reduce growth.

The underlying pressure on costs is expected to continue in 2008. A USD exchange rate at the current level will in itself lead to an increase in total costs compared to 2007.

Fuel prices at the start of 2008 have been high and, judging by current price levels, are likely to be about 30% above 2007 levels. The rise in bunker costs will, at present levels, raise costs by about USD 1.3 billion compared to 2007. Around half of these costs are expected to be offset by fuel surcharge in line with the historic pattern. Maersk Line has introduced a new concept for calculating the Bunker Adjustment Factor (BAF). This has generally been well-received and is expected to lead to a more fair distribution of the increased fuel costs.

In 2008, Maersk Line expects to take delivery of 25 container vessels with a total capacity of 158,000 TEU.

Safmarine

Safmarine is an independently managed container shipping company within the A.P. Moller - Maersk Group. Its broad network focuses primarily on transport to and from Africa.

In 2007, profits in Safmarine increased to USD 83 million from USD 50 million in 2006. This improvement can be ascribed to: progress on the Africa trades, Safmarine's MPV (Multi Purpose Vessel) activities, and increased activities between Asia and Europe. In addition, Safmarine reduced its loss-making activities on the Pacific Ocean and in Australia. 2006 was impacted by sales gains of USD 40 million.

Freight rates increased by an average of 4% compared to 2006 (of which one percentage point stemmed from Bunker Adjustment Factor), while unit costs as a whole remained at 2006 levels.

Safmarine transported approximately 640,000 FFE in 2007, representing a 14% increase in volume compared to 2006.

In 2007, Safmarine took delivery of three 4,150 TEU container vessels, which entered service on the routes between the Far East and South Africa.

At the end of 2007, Safmarine's total fleet comprised 51 container vessels. The company has an additional seven on order for delivery in 2008

Maersk Logistics / Damco

In 2007, Maersk Logistics was divided into two business units: Forwarding and Global Supply Chain Management – solutions for major companies. In 2007, Forwarding was consolidated under the name of Damco, while the other activities continued under the name of Maersk Logistics.

Although revenue increased by 9% to USD 3 billion, the profit for 2007 only totalled USD 6 million, which is lower than the figure for 2006. The reduction is mainly attributable to non-recurring costs linked to Damco's integration, and to the ongoing implementation of new global SAP-based finance and accounting systems.

As a result of streamLINE, the activities of Maersk Logistics will organisationally be separated from those of Maersk Line in 2008.

Maersk Container Industri

At its two factories in China, Maersk Container Industri manufactures dry cargo and refrigerated containers, as well as StarCool reefer units. Net result for 2007 exceeded that of 2006.

In 2007, Maersk Container Industri manufactured 85,800 dry cargo containers, 28,400 refrigerated containers and 6,000 StarCool reefer units.


MAERSK LINE

With a capacity of 11,000 TEU Evelyn Mærsk is one of the world's largest container vessels along with the other seven in the series. The PS-Class sets new standards within size, as well as environment and safety.

APM Terminals

APM Terminals develops and operates container terminals and related activities, and is actively engaged in more than 50 terminals worldwide. The separation of APM Terminals from Maersk Line was carried through in 2007. APM Terminals provides service to around 60 customers. Revenue from customers other than Maersk Line increased in 2007, now accounting for 34% of total volumes.

In 2007, the container terminal market showed an 11% growth in total volumes, as well as a global increase in capacity utilisation. However, growth in North America slowed down due to the general economic slowdown – particularly in the second half of the year. Volumes handled in Asia and Europe exceeded forecasts, which led to overload at several significant ports.

2007: Global market for container terminals divided by regions


5%
8%
30%
10%
19%
21%
China
The rest of Asia
Europe
North America
West- and Central Asia
Central and South America
Africa

2007: APM Terminals, crane lifts divided by regions*


3%
10%
11%
18%
34%
China
The rest of Asia
Europe
North America
West- and Central Asia
Central and South America
Africa

* Weighted by ownership share

China and the rest of Asia constitute more than 50% of the global market for crane lifts at container terminals. APM Terminals has a broad coverage of the global market. However, measured by the number of crane lifts, weighted by ownership share, the company has an overweight in Europe and North America. This can be partly ascribed to the fact that terminals in China and in the rest of Asia are typically joint ventures with lower ownership shares than in Europe and North America.

The volume of containers handled – measured in crane lifts and weighted with APM Terminals' ownership share – increased by 13% to 31.4 million TEU in 2007, after adjusting for volume at disposed terminals. The average growth of 13% covers a 9% decline in volumes in North America and a 20% growth in volumes in the rest of the world.

APM Terminals	*USD million*	
Highlights	**2007**	**2006**
Revenue	2,519	2,065
Profit before depreciation, amortisation and impairment losses (EBITDA)	404	333
Depreciation, amortisation and impairment losses	249	170
Gains on sale of non-current assets	1	5
Associated companies - share of profit after tax	16	6
Profit before financial items, (EBIT)	172	174
Financial items, net	- 47	- 27
Profit before tax	125	147
Tax on profit for the year	14	48
Profit for the year	111	99
Cash flow from operating activities	259	226
Cash flow used for capital expenditure	- 853	- 1,096
Non-current assets	3,737	2,802

Revenue increased by 22% and profit before depreciation, amortisation and impairment losses increased to USD 404 million in 2007. The result of USD 111 million is affected by increased financing costs related to the continued high growth with the development of many new terminals as well as start-up costs. Recognition of a deferred tax asset had a positive effect on the profit for the year of USD 27 million.

Profits from terminals that have been operating for more than a year increased by 30% compared to 2006. Significant increases in profits were made from the Asian terminals, while profits from the terminals in North America decreased compared to 2006 due to lower capacity utilisation.

The EBITDA margin of 16% remained unchanged. The margin was among other things affected by capacity sold to Maersk Line on long-term contracts at some of the larger terminals with low-risk and correspondingly low return.

In 2007, the portfolio of terminals increased as a result of the completion of a number of new facilities such as the Portsmouth, Virginia (USA) terminal. A technologically leading facility with a high level of automation, the terminal represents an investment of around USD 500 million.

In addition to this, operations were started at terminals in Xiamen (China), Tianjin (China), Tangier (Morocco), Tema (Ghana), Luanda (Angola) and Le Havre (France).

APM Terminals has obtained new concessions to develop container terminals at Dachan Phase 2 (China), Posorja (Ecuador), Vado (Italy) and Port Said Phase 2 (Egypt). In addition, development projects are being initiated for facilities including Shanghai Waigaoqiao 4 (China), Salalah (Oman), Qingdao (China) and Itajai (Brazil).

APM Terminals is also seeking to develop container terminals in direct cooperation with its customers. One example of this is the partnership with Cosco on the expansion of the terminal at Port Said, Egypt.



When a vessel moors in one of APM Terminals' facilities there are many things to coordinate, so the ship's unload- and load time becomes as short as possible. The high tech Super Post Panamax cranes play an important part in the process. In the picture Elly Mærsk has just arrived in Tangier, Morocco.

Tankers, offshore and other shipping activities

	DKK million		USD million	
Highlights:	**2007**	**2006**	**2007**	**2006**
Revenue	24,175	22,191	4,440	3,731
Profit before depreciation, amortisation and impairment losses (EBITDA)	7,476	6,849	1,373	1,152
Depreciation, amortisation and impairment losses	2,405	2,030	442	341
Gains on sale of ships, rigs, etc.	3,821	2,023	702	340
Associated companies - share of profit after tax	9	16	2	3
Profit before financial items (EBIT)	8,901	6,858	1,635	1,154
Financial items, net	- 1,432	- 626	- 263	- 105
Profit before tax	7,469	6,232	1,372	1,049
Tax on profit for the year	688	498	126	84
Profit for the year	6,781	5,734	1,246	965
Cash flow from operating activities	5,402	5,718	992	961
Cash flow used for capital expenditure	- 11,110	- 6,994	- 2,040	- 1,176
Non-current assets	47,461	38,845	9,351	6,861
Current assets	12,208	14,396	2,405	2,543
Total assets	59,669	53,241	11,756	9,404
Non-current liabilities	27,303	21,165	5,380	3,738
Current liabilities	14,688	8,323	2,894	1,470
Total liabilities	41,991	29,488	8,274	5,208

2007 highlights

- The sale of three jack-up drilling rigs, seven tankers and gas carriers, and four supply vessels for total pre-tax gains of USD 702 million (USD 340 million).
- Strong markets for rigs and offshore supply vessels.
- Continued significant investments in Maersk Tankers, Maersk Contractors, Maersk Supply Service and Svitzer, including Svitzer's purchase of the tugboat company Adsteam Marine Limited for about USD 580 million.
- A general rise in the operating costs for oil and gas-related activities

The growth in total revenue was primarily attributable to Svitzer's purchase of Adsteam Marine Limited on 15 March 2007 as well as strong markets within the off-shore industry.



The product tanker BRITTA MÆRSK *is a symbol of a global world anno 2007. She is built in a Chinese yard, flies the Danish flag and delivers oil to the whole world.*

Maersk Tankers

Maersk Tankers operates a total of 76 vessels (both owned and chartered) within the global transport of energy, including crude oil, refined oil products, petrochemical and other gasses as well as natural gas. Through its working relationships with other shipping companies, Maersk Tankers holds leading positions in several product and gas tanker segments.

In 2007, the rates for both crude oil and product tankers were subject to major fluctuations. On average, rates were slightly below 2006 levels.

Taking into account normal seasonal fluctuations, the markets for small gas tankers remained stable throughout 2007 and in line with 2006 levels while the average rates for the VLGCs (Very Large Gas Carriers) finished the year below those of 2006.

Maersk Tankers	*USD million*	
Highlights	**2007**	**2006**
Revenue	712	743
Profit before depreciation, amortisation and impairment losses (EBITDA)	322	355
Depreciation, amortisation and impairment losses	92	84
Gains on sale of ships, etc.	254	244
Profit before financial items, (EBIT)	484	515
Financial items, net	- 76	- 39
Profit before tax	408	476
Tax on profit for the year	2	4
Profit for the year	406	472
Cash flow from operating activities	226	282
Cash flow used for capital expenditure	- 527	- 127
Non-current assets	2,882	2,189

The profit for 2007 was lower than in 2006, primarily due to lower average rates and increasing financial costs related to the newbuilding programme. Gains from the sale of vessels were in line with 2006, including the gains made on the sale of the crude tanker Ellen Mærsk to Maersk Contractors for conversion into an FPSO vessel (Floating Production, Storage and Offloading vessel). This gain has been eliminated in the consolidated financial statements in the segment for tankers, offshore and other shipping activities.

Current fleet	**2007**		**2006**	
	Own	Chartered	Own	Chartered
Product/VLCC	38	22	31	22
Gas	7	7	7	7
LNG	2	-	2	-
Total	47	29	40	29
Newbuilding programme	**2007**		**2006**	
	Own	Chartered	Own	Chartered
Product/VLCC	14	27	24	22
Gas	5	4	7	3
LNG	6	-	6	-
Total	25	31	37	25

Maersk Tankers continued its growth and took delivery of 13 vessels: three crude tankers, seven product tankers and three gas tankers. At the same time, eight vessels were sold, four product tankers, one crude tanker and three gas tankers. In addition, purchase options on two chartered product tankers were exercised.

Maersk Tankers currently operates two LNG vessels, both on long-term contracts, and has six LNG vessels on order. In 2007, a long-term contract was signed with Woodside Petroleum Ltd. for one vessel. This means that along with existing contracts for two ships with Yemen LNG, long-term employment has been assured for three newbuildings.


TERJE

Maersk Contractors

Maersk Contractors provides global service to companies active in the field of oil and gas exploration and production, as well as floating production.

The market for drilling rigs and FPSOs remained strong in 2007 due to rising oil prices and the related increase in activity for exploration and production of oil and gas. The high demand for jack-up and semi-submersible drilling rigs resulted in nearly full employment on most markets, with rising rates and longer contract periods.

Maersk Contractors	*USD million*	
Highlights	**2007**	**2006**
Revenue	988	864
Profit before depreciation, amortisation and impairment losses (EBITDA)	327	328
Depreciation, amortisation and impairment losses	84	62
Gains on sale of rigs, etc.	387	15
Profit before financial items, (EBIT)	630	281
Financial items, net	- 70	- 7
Profit before tax	560	274
Tax on profit for the year	61	59
Profit for the year	499	215
Cash flow from operating activities	166	307
Cash flow used for capital expenditure	- 688	- 658
Non-current assets	3,096	2,070

The profit for the year was significantly higher than for 2006, although before gains on sale of rigs, the profit was lower. Higher day rates were more than offset, by the semi-submersible rig MÆRSK EXPLORER being unemployed in the Caspian Sea for most of 2007 and the jack-up rigs MÆRSK GUARDIAN and MÆRSK INSPIRER spending long periods in shipyards in preparation for new contracts. In addition, the profit was affected by generally high operating costs and financial expenses as a consequence of the significant investment programme

Daily maintenance of a drilling rig takes technical skill. For instance on the drilling rig MÆRSK GIANT that operates under difficult weather conditions in the Norwegian part of the North Sea.

Current fleet (excl. Egyptian Drilling Company)	2007	2006
Jack-up drilling rigs	7	9
Semi-submersible drilling rigs	1	1
Drilling barges	10	10
Floating production units (FPSO/FGSO)	3	3
Total	21	23
Newbuilding programme	**2007**	**2006**
Jack-up drilling rigs	5	6
Semi-submersible drilling rigs	3	3
Floating production units (FPSO)	1	1
Total	9	10

In June 2007, three jack-up drilling rigs – all built in 1982 – were sold. However, Maersk Contractors will be operating these rigs until the contracts with Maersk Oil expire in 2008 and 2009, respectively. The total gains on these sales amounted to USD 382 million.

In May 2007, Maersk Contractors took delivery of the jack-up rig MAERSK COMPLETER, which, following testing and final preparations, started work on a one-year contract in Brunei in July 2007.

Contracts have already been secured for a number of rigs in the newbuilding programme, including two jack-up rigs and two semi-submersibles.

The conversion of the crude tanker ELLEN MÆRSK into an FPSO – with subsequent production for a minimum of seven years from the Vincent Field off the west coast of Australia for Woodside Petroleum – has almost been completed. It is expected that oil production will start some time during the first half of 2008.



MAERSK COMPLETER is the first of two identical jack-up rigs and the first of Maersk Contractors' new C-Class. The rig can drill on depths of 375 feet (115 metres) and has a drilling depth of down to 30,000 feet (9,144 metres).

Maersk Supply Service

Maersk Supply Service provides global service to the offshore industry in anchor handling, towing of drilling rigs and platforms and supply transport.

2007 was a good year for Maersk Supply Service. The higher oil prices and the oil companies' increasing exploration activities generated high activity, resulting in rising demand for offshore services and higher rates.

Maersk Supply Service	*USD million*	
Highlights	**2007**	**2006**
Revenue	633	478
Profit before depreciation, amortisation and impairment losses (EBITDA)	351	217
Depreciation, amortisation and impairment losses	75	68
Gains on sale of ships, etc.	85	21
Profit before financial items, (EBIT)	361	170
Financial items, net	- 19	- 20
Profit before tax	342	150
Tax on profit for the year	58	3
Profit for the year	284	147
Cash flow from operating activities	314	157
Cash flow used for capital expenditure	16	- 102
Non-current assets	932	910

The profit for 2007 was significantly higher that in 2006, mainly due to higher day rates on both spot and period markets, as well as increased activity and higher gains on sales. However, increases in crew and training costs had a negative effect on the profit.

The Maersk Supply Service newbuilding programme comprises 18 vessels, five of which are to be delivered in 2008 and the remainder during 2009-2010. As part of the fleet renewal programme, four vessels were sold in 2007.



MÆRSK CHAMPION tackles 12 metre high waves in the Tatar Strait near Sakhalin, Russia.

Current fleet	**2007**	**2006**
Anchor handling vessels (AHTS)	38	42
Supply vessels (PSV)	9	9
Other vessels	6*	5
Total	53	56
Newbuilding programme	**2007**	**2006**
Anchor handling vessels (AHTS)	16	14
Supply vessels (PSV)	2	2
Total	18	16

** Including 1 chartered vessel*

Svitzer

Svitzer operates primarily in towage, salvage and offshore support. Globally, Svitzer is represented in more than 100 ports.

Svitzer	*USD million*	
Highlights	**2007**	**2006**
Revenue	765	434
Profit before depreciation, amortisation and impairment losses (EBITDA)	198	124
Depresiation, amortisation and impairment losses	112	54
Gains on sale of ships, etc.	24	8
Associated companies - share profit after tax	-	1
Profit before financial items, (EBIT)	110	79
Financial items, net	- 55	- 18
Profit before tax	55	61
Tax on profit for the year	4	9
Profit for the year	51	52
Cash flow from operating activities	126	81
Cash flow used for capital expenditure	- 739	- 137
Non-current assets	1,717	636

The profit for 2007 was on level with that of 2006, negatively affected by non-recurring costs associated with the acquisition of the Australian tugboat company Adsteam Marine Limited in March 2007. This was partly offset by gains from sale of the company's 50% stake in Express Offshore Transportation and a good result from offshore support. The integration of Adsteam Marine Limited went according to plan.

Current fleet	**2007**		**2006**	
	Own	Chartered	Own	Chartered
Tugboats	330	8	174	3
Standby vessels	23	4	17	1
Other vessels	142	17	98	23
Total	495	29	289	27
Newbuilding programme	**2007**		**2006**	
	Own	Chartered	Own	Chartered
Tugboats	37	-	35	-
Standby vessels	6	-	6	-
Other vessels	10	-	15	-
Total	53	-	56	-



Following the acquisition of Australian Adsteam Marine Limited, Svitzer's fleet grew to about 500 ships. Today, Svitzer is widely represented in the whole world. Here Svitzer Sakhalin and Svitzer Aniva in Russia.

Norfolkline B.V.

Norfolkline B.V. operates ferries and Ro-Ro vessels and runs logistics activities in Europe.

Norfolkline B.V.	*USD million*	
Highlights	**2007**	**2006**
Revenue	1,033	986
Profit before depreciation, amortisation and impairment losses (EBITDA)	116	65
Depreciation, amortisation and impairment losses	52	46
Gains on sale of ships, etc.	7	35
Associated companies - share of profit after tax	2	2
Profit before financial items, (EBIT)	73	56
Financial items, net	- 34	- 21
Profit before tax	39	35
Tax on profit for the year	4	3
Profit for the year	35	32
Cash flow from operating activities	78	75
Cash flow used for capital expenditure	- 6	- 106
Non-current assets	735	703

With the transport of two million passengers, 600,000 vehicles and 1.3 million trailers, both productivity and capacity utilisation were improved compared to 2006. This had a positive effect on profits before gains on sales. Including gains on sales, the profit was in line with that of 2006, when Norfolkline's container shipping activities were sold with a gain.

Car carriers

The Group operates a number of car carriers used for global transport of new and used cars and other rolling equipment.

In February 2007 a management agreement was made with Höegh Autoliners who took over the commercial operation of the A.P. Moller - Maersk Group's car carriers.

Revenue from car carrier activities amounted to USD 76 million (USD 73 million) and profits totalled USD 19 million (USD 29 million).

In January 2008, the A.P. Moller - Maersk Group sold its fleet of 18 car carriers (including six newbuildings) to Höegh Autoliners, in which the Group simultaneously became a shareholder with an ownership share of 37.5%. As a result of this transaction, the A.P. Moller - Maersk Group has moved from being a tonnage provider of car carriers into being a significant shareholder in Höegh Autoliners, which is a car carrier operator.

The sale is expected to generate accounting gains of approximately USD 200 million after tax in 2008. Höegh Autoliners will hereafter be an associated company in the A.P. Moller - Maersk Group.

Oil and gas activities

Highlights:	DKK million 2007	DKK million 2006	USD million 2007	USD million 2006
Revenue	51,537	41,126	9,465	6,915
Profit before exploration cost	46,198	36,467	8,485	6,131
Exploration costs	2,198	1,365	404	229
Profit before depreciation, amortisation and impairment losses (EBITDA)	44,000	35,102	8,081	5,902
Depreciation, amortisation and impairment losses	13,264	6,724	2,436	1,131
Gains on sale of non-current assets	151	70	28	12
Profit before financial items (EBIT)	30,887	28,448	5,673	4,783
Financial items, net	- 478	- 609	- 88	- 102
Profit before tax	30,409	27,839	5,585	4,681
Tax on profit for the year	21,543	17,720	3,957	2,979
Profit for the year	8,866	10,119	1,628	1,702
Cash flow from operating activities	19,918	14,570	3,658	2,450
Cash flow used for capital expenditure	- 14,524	- 6,690	- 2,667	- 1,125
Non-current assets	39,705	40,358	7,823	7,129
Current assets	10,360	9,821	2,041	1,735
Total assets	50,065	50,179	9,864	8,864
Non-current liabilities	21,255	25,103	4,188	4,434
Current liabilities	10,738	7,957	2,116	1,405
Total liabilities	31,993	33,060	6,304	5,839

2007 highlights

- Increased production in Qatar and Great Britain. Lower production in Denmark
- Higher oil prices (average price of Brent crude in 2007 was USD 72 per barrel, compared to USD 65 per barrel in 2006)
- An increase in exploration activities
- Higher depreciation from a new field in production in Great Britain and field extension in Qatar
- Tax expense increased by 33% to USD 4.0 billion (USD 3.0 billion)

The total profit for 2007 from oil and gas activities amounted to USD 1,628 million (USD 1,702 million). The profit was slightly lower than in 2006, as it was negatively affected by increases in depreciation, amortisation and impairment losses, higher production and exploration costs and not least, an increased tax expense. Increased production and higher oil prices had a positive effect on the profit. At the end of the year, some exploration activities were postponed from 2007 to 2008.

Net revenue increased by 37% to USD 9.5 billion, under the positive influence of increased production in Qatar and Great Britain, as well as rising oil prices, but negatively affected by lower production in Denmark. Depreciation, amortisation and impairment losses totalled USD 2.4 billion (USD 1.1 billion). This increase is largely due to the start of operations of new facilities in Great Britain and Qatar. The tax expense amounted to USD 4.0 billion, an increase of 33% compared to 2006.

Cash flow from operating activities increased by about USD 1.2 billion to USD 3.7 billion, largely due to rising oil prices and increased production in Qatar and Great Britain.

Total investments in 2007 amounted to USD 2.7 billion, significantly higher than in 2006 (USD 1.1 billion). The most significant investments in 2007 were made in the further development of the Al Shaheen field in Qatar and the ongoing expansion of the oil and gas fields in the Danish and British sectors of the North Sea.

Production

Maersk Oil has production in Denmark, Qatar, Great Britain and Kazakhstan, and participates without being the operator in Algeria. The oil and gas production operated by Maersk Oil in 2007 grew by 7% to 286 million barrels of oil equivalents (268 million).

The A.P. Moller - Maersk Group's total pre-tax share of oil and gas production amounted to 143 million barrels of oil equivalents in 2007, up from 117 million barrels in 2006. The decline of around 8% in the share of production from Danish fields was more than offset by increases in Qatar 96% and Great Britain 37%.

Oil and gas production 2006 - 2007
share after production division, before tax



■ 2006
□ 2007
Million barrels of oil equivalents
60
50
40
30
20
10
0
Denmark oil
Denmark gas
Qatar
Great Britain
Algeria
Kazakhstan

In the Danish sector of the North Sea, Maersk Oil produced 100 million barrels of crude oil (106 million) in 2007 as operator for Dansk Undergrunds Consortium (DUC). A.P. Møller - Mærsk A/S' 39% share of this amounted to 39 million barrels. DUC's total production of gas amounted to 7.9 billion m^3, which was less than in 2006 (8.9 billion m^3). The decrease in oil production reflected the natural decline in production from older fields, while gas production was affected by lower customer take.

In 2007, five rigs drilled 13 new wells for Maersk Oil in the Danish sector of the North Sea – primarily for production. Three new platforms were installed at the Halfdan Field, along with a number of new wells. Further development of the Halfdan Field has been approved, with new wells and a processing platform which are scheduled to go on-stream in 2011.



Maersk Oil's platforms in the North Sea are built to endure extreme weather conditions.

DUC invested USD 920 million (USD 779 million) in the further development of the fields in the Danish sector of the North Sea. The A.P. Moller - Maersk Group's share of this amounted to USD 360 million (USD 304 million).

In Qatar, where Maersk Oil is concession holder and operator, the company's share of oil production totalled around 51 million barrels, significantly higher than the total for 2006 (26 million). This was mainly due to considerable investments made in the continued development of the Al Shaheen Field. During 2007, total production in Qatar increased by 70,000 barrels a day to around 340,000 barrels. The plan is to be producing in excess of 500,000 barrels a day by the end of 2009. The expansion of the Al Shaheen Field to include an additional 15 new platforms is progressing according to plan. To date, six drilling rigs have completed drilling 48 of the planned 160 wells. In the period 2006-2011, total investments in the Al Shaheen Field will amount to more than USD 6 billion, of which USD 2.4 billion was invested in 2006-2007.

In Great Britain, where the company acquired various shares in ten production fields in 2005, Maersk Oil' share of production amounted to around 21 million barrels of oil (15 million) and a small volume of natural gas. The Dumbarton Field, in which Maersk Oil holds a 70% stake, went into production in January 2007. A variety of development and production activities are underway, including the development of the Affleck Field, which is expected to go into production in 2008. Maersk Oil is the operator of this field and owns a 67% stake in it. Production in Great Britain was negatively affected by the closing of the Janice Field in November 2007. The field will remain closed until a number of safety related projects have been completed. An impairment loss in the amount of USD 92 million has been recognised in respect of production assets at the Janice Field for 2007.

In Algeria, Maersk Oil is a member of a group that has Anadarko as its operator in cooperation with the state-owned oil company Sonatrach. In 2007, Maersk Oil's share of production remained unchanged compared to


Norway
Denmark
Great Britain
Germany
Kazakhstan
Turkmenistan
Algeria
USA
Morocco
Qatar
Oman
Suriname
Angola
Brazil
Production
Exploration

Maersk Oil, production and exploration, 2007



For the employees of Maersk Oil, safety is always a high priority. Instructions such as "Always at least one hand on the railing" help secure safety for the crew in daily operations.

2006 at around 12 million barrels. As stated in the annual report for 2006 and the interim report for 2007, the government of Algeria introduced an additional tax on oil earnings which came into effect in 2006. The total effect of this extra tax – USD 330 million, including the effect for the period 1 August to 31 December 2006 (USD 50 million) – has been included in the tax charge for 2007. The contract between the Algerian authorities and Maersk Oil contains provisions for the protection of the financial balance between the two parties which is subject to discussion with the authorities. An impairment loss has been recognised in the financial statements in respect of construction in progress concerning the El Merk project. Realisation of this project is still awaiting satisfactory clarification with regard to oil taxation in Algeria.

In Kazakhstan, where Maersk Oil is the operator of two licences, the share of oil production in 2007 amounted to around 0.7 million barrels (0.8 million). Further expansion of the Dunga Field continues.

Brent Price Fluctuations USD/barrel



100
90
80
70
60
50
40
30
20
10
0
2003
2004
2005
2006
2007

Exploration

Maersk Oil participates in exploration activities in the North Sea (Denmark, Norway, Great Britain, Germany), North Africa (Algeria and Morocco), West Africa (Angola), Central Asia (Turkmenistan), the Middle East (Qatar and Oman), South America (Brazil and Surinam), and the US sector of the Gulf of Mexico. In 2007, new agreements were signed for additional exploration in Norway, Great Britain, Brazil and the US sector of the Gulf of Mexico.

In total, Maersk Oil participated in the drilling of 11 exploration wells in 2007. Total exploration costs for the year amounted to USD 404 million (USD 229 million).

Retail activity

Highlights:	DKK million 2007	2006	Proforma 2006
Revenue	56,382	43,054	53,755
Profit before depreciation, amortisation and impairment losses (EBITDA)	3,383	2,521	3,058
Depreciation, amortisation and impairment losses	644	483	622
Gains on sale of fixed assets, etc.	101	79	91
Associated companies – share of profit after tax	-	107	-
Profit before financial items (EBIT)	2,840	2,224	2,527
Financial items, net	- 17	235	254
Profit before tax	2,823	2,459	2,781
Tax on profit for the year	808	621	754
Profit for the year	2,015	1,838	2,027
A.P. Møller - Mærsk A/S' share of profit for the year	1,298	1,331	1,331
Cash flow from operating activities	3,118	2,577	3,304
Cash flow used for capital expenditure	- 1,798	- 1,488	- 1,938
Non-current assets	13,253	12,090	12,090
Current assets	15,625	19,927	19,927
Total assets	28,878	32,017	32,017
Non-current liabilities	1,601	1,596	1,596
Current liabilities	10,624	14,161	14,161
Total liabilities	12,225	15,757	15,757

Figures for The Dansk Supermarked Group up to and including 31 May 2006 are included proportionally with a 50 % share and a further 18 % under associated companies. As of 1 June 2006, the Dansk Supermarked Group and F. Salling A/S have been fully consolidated. As a result, the figures for 2007 are not directly comparable with those of 2006. A.P. Møller - Mærsk A/S' share of the profits is not affected by the change. Comparable pro forma figures for 2006 are presented to illustrate the development.

The Dansk Supermarked Group comprises a range of retail concepts, such as Bilka (14 hypermarkets in Denmark), Føtex (78 quality supermarkets in Denmark), Salling (two department stores in Denmark), and Netto (discount supermarkets with 383 outlets in Denmark, 257 in Germany, 179 in Great Britain, 136 in Poland and 80 in Sweden).

As of 1 January 2007, the ownership structure was changed so that A.P. Møller - Mærsk A/S now owns directly 67.68% of Dansk Supermarked A/S and 37.72% of F. Salling A/S. This change has no impact on A.P. Møller - Mærsk A/S' share of the profit.

The profit before financial items increased as a result of the continued development of various business concepts, improved product mix, and modernisation of stores.

Both Danish and international activities made a positive contribution to the increase in revenue and profit before financial items.

The profit was negatively affected by value adjustment of the holdings of securities due to rising interest rates, decreasing share prices and the effects of the international credit crisis. Financial items were also affected by the reduction of holdings of securities as a result of the change in ownership structure as of 1 January 2007.

Denmark remains the most important market for the Dansk Supermarked Group, accounting for 67% (67%) of the total revenue for 2007.

DKK million	Revenue		EBITDA	
	2007	2006	2007	2006
Denmark	37,741	36,265	2,652	2,485
International	18,641	17,490	731	573
Total	56,382	53,755	3,383	3,058

In 2007, the retail markets in Denmark and other countries in Northern Europe experienced increasing economic activity which led to an increase in the sale of consumer goods in these countries.

The consolidation of European retail industry continued in 2007 and led to increased competition on all major markets.

Investments in new stores and warehouses were at the same level as in 2006. During 2007, the Dansk Supermarked Group opened 64 new stores, 57 of which abroad. Due to the discontinuation of activities in Stockholm, Sweden, 21 stores were sold in 2007. At the end of the year, the total number of stores was 1,171.


KONSERVES
NETTO

Danes have known the supermarket chain Netto since 1981. Over the years, stores have also opened in Germany, England, Poland and Sweden. In 2007, Netto store number 1,000 opened - in Hellerup, Denmark.

Other activities – shipyards, other industrial activities, interest in Danske Bank A/S, etc.

Highlights:	DKK million 2007	2006
Revenue	8,224	10,213
Profit before depreciation, amortisation and impairment losses (EBITDA)	- 759	- 1,163
Depreciation, amortisation and impairment losses	260	546
Gains on sale of companies, etc.	272	235
Associated companies – share of profit after tax	2,969	2,718
Profit before financial items (EBIT)	2,222	1,244
Financial items, net	44	127
Profit before tax	2,266	1,371
Tax on profit for the year	+ 183	+ 464
Profit for the year	2,449	1,835
Cash flow from operating activities	1,607	46
Cash flow used for capital expenditure	- 613	- 2,891
Non-current assets	23,327	23,538
Current assets	4,559	5,973
Total assets	27,886	29,511
Non-current liabilities	653	1,607
Current liabilities	9,749	11,339
Total liabilities	10,402	12,946

The Odense Steel Shipyard Group

During 2007, the Odense Steel Shipyard Group delivered five 11,000 TEU and two 4,150 TEU container vessels to Maersk Line. In 2007, Odense Staalskibsværft A/S also received orders for six Ro-Ro vessels from a British shipping company, and for a number of Cape Size Bulk Carriers for Greek shipping companies. Prepayments for newbuildings had a positive effect on the year's cash flow from operating activities.

As in 2006, the Odense Steel Shipyard Group incurred a significant loss before gains from sales.

In January 2007, Odense Steel Shipyard A/S sold shares in Ejendomsselskabet Lindø A/S and Munkebo Forsyningsselskab A/S to Mærsk A/S. This sale has no effect on neither the segment nor on the financial statements of the A.P. Moller - Maersk Group.

In addition, Odense Staalskibsværft A/S sold Volkswerft Stralsund GmbH (Germany) to the Hegemann Group (Germany), as well as Balti ES (Estonia) to Cargotec Corporation (Finland), generating a modest positive accounting gain for 2007.

Rosti

Rosti incurred a loss in 2007, greater than that of 2006. This was mainly due to costs associated with the closing of the factory in Mexico because of unsatisfactory results.

The net results from the Technical Plastics Division were below 2006, due to lower sales in the United States.



Star Air

Star Air A/S, which is involved in airfreight operations – primarily contract flying for United Parcel Service (UPS) in Europe – operates a fleet of 11 Boeing 767 cargo aircraft.

In 2007, Star Air A/S completed 10,000 flights, which represented an increase of 23% compared to 2006. The rise in activity resulted in an increase in profits.

Danske Bank A/S

The A.P. Moller - Maersk Group owns 20% of the shares in Danske Bank A/S – the largest Danish bank, which has operations in a number of countries such as Denmark, Sweden, Finland, Norway, Ireland and Northern Ireland.

In 2007, the bank generated a profit of DKK 14.9 billion (DKK 13.5 billion). Of this, 20% – or DKK 3.0 billion – has been included in the profit for the A.P. Moller - Maersk Group. In the cash flow from operating activities, only dividends from Danske Bank A/S of DKK 1,085 million (DKK 1,280 million) are included.

Building the world's largest container vessels takes a lot of welding. In the course of less than two years, the Lindø Yard has completed eight of these vessels of 397 metres. EUGEN MÆRSK, the last in the series, was named in December 2007 and shortly thereafter delivered to Maersk Line.

Unallocated activities

Highlights:	*DKK million* 2007	2006
Costs including depreciation and amortisation, etc.	975	511
Value adjustment of oil price hedges	- 1,357	- 653
Profit before financial items (EBIT)	- 2,332	- 1,164
Financial items, net	140	641
Profit before tax	- 2,192	- 523
Tax on profit for the year	11	+ 216
Profit for the year	- 2,203	- 307
Cash flow from operating activities	- 703	- 1,575

Unallocated items include costs, provisions, depreciation and amortisation and financial items that are not attributed to business segments. Furthermore, Maersk Oil Tradings' activity in the form of purchase of bunker and lubricating oil on behalf of companies in the A.P. Moller - Maersk Group is included on a net basis, as well as oil hedging activities in Maersk Oil Trading that are not allocated to segments.

Value adjustments of oil hedging contracts led to a net expense of DKK 1.0 billion after tax (net expense DKK 0.5 billion). The large value adjustment that is primarily unrealised is caused by the steep oil price increases in 2007.

Furthermore, directly recognised in equity are unrealised value adjustments of oil price hedges, which qualify for hedge accounting, amounting to DKK 1.4 billion after tax.

The financial items include fair value adjustment of bonds and other securities, including exchange rate adjustments of positive DKK 0.8 billion (positive DKK 1.0 billion), and exchange rate adjustments of certain financial balances of negative DKK 0.6 billion (negative DKK 0.4 billion).

Discontinued operations

Highlights:	DKK million 2007	2006
Revenue	4,671	5,653
Costs including impairment losses	5,389	5,804
Gains on sale of undertakings, aircraft, etc.	80	172
Profit before financial items (EBIT)	- 638	21
Financial items, net	68	61
Profit before tax	- 570	82
Tax on profit for the year	+ 37	+ 49
Profit for the year	- 533	131
Cash flow from operating activities	- 109	523
Cash flow used for capital expenditure	120	1,430

Martinair

Martinair Holland N.V. is based in Amsterdam, the Netherlands, and operates air freight activities and passenger charter flights.

The net result for 2007 was negatively affected by costs and impairment losses in connection with restructuring, and by provision linked to competition proceedings filed by authorities in the United States, the EU and other countries against Martinair and other air carriers on the basis of allegations of pricing agreements. Efforts to sell the A.P. Moller - Maersk Group's 50% share in the company continue.

Maersk Aviation

In 2007, the Maersk Aviation Group generated positive result over 2006, due to gains on sale of aircraft. During the year, one Boeing 737-500 and five CRJ-200 aircraft were sold. The remaining fleet of three CRJ-700 aircraft, is expected to be sold in 2008.

FINANCIAL REPORT

Income statement

The A.P. Moller - Maersk Group's profit for the year totalled DKK 18.7 billion (DKK 16.2 billion).

Revenue amounted to DKK 279 billion (DKK 260 billion). Part of this increase – DKK 10.7 billion – is attributable to the effect of the full consolidation of the Dansk Supermarked Group and F. Salling A/S.

Depreciation, amortisation and impairment losses amounted to DKK 26.2 billion (DKK 19.4 billion). The significant increase compared to 2006 is largely due to the Group's oil and gas activities, in which major investments in Qatar and the production start of a field in Great Britain entailed higher depreciation.

Tax

Companies in the A.P. Moller - Maersk Group are taxed under different systems, depending on location and activity. Special tax rules apply to some of the Group's activities.

As a general rule, shipping activities are subject to a tonnage-based or similar tax system, under which the computation of taxable income includes an amount calculated on the basis of the fleet's tonnage. Moreover, freight taxes are paid in certain countries that are based on the gross freight income in these countries.

In most countries, oil and gas activities are subject to a special form of taxation, which is often considerably higher than the normal corporate tax rate. Furthermore, from the Danish sector of the North Sea the Danish Government receives 20% of profit before tax, calculated according to tax rules. This profit share is treated as tax in the financial statements. In other countries, the government receives a share of the oil production in addition to the tax payment. These government shares are excluded from revenue and hence not included as tax.

In 2007, the total tax charge for the A.P. Moller - Maersk Group was DKK 24.5 billion (DKK 19.9 billion). The total effective tax rate was 56%, which is about the same level as in 2006. Taxes on oil activities increased considerably by DKK 3.8 billion, which includes the effect of a DKK 1.8 billion tax increase in Algeria.

Of the total tax charge, taxes payable to Denmark constituted DKK 11.2 billion (DKK 12.2 billion), of which DKK 7.7 billion (DKK 7.9 billion) relates to the special hydrocarbon tax and profit share to the Danish State.

Currency

The financial statements are presented in DKK (presentation currency). For the primary activities within shipping and energy, USD is the functional currency, which means, for example, that the carrying amount of non-current assets – and thus the depreciation and amortisation – is recorded in USD. For other activities, including land-based container activities and terminal activities, the functional currency is usually the local currency of the activities in question. For the segments where the primary functional currency is USD, segment figures are stated in both DKK and USD. The comments on these segments refer to the USD figures. The figures for the other segments are stated in DKK alone.

Based on revenue, approximately 70% of the A.P. Moller - Maersk Group's activities use USD as their functional currency.

Balance sheet

At 31 December 2007, total assets amounted to DKK 328 billion (DKK 314 billion).

In 2007, intangible assets of DKK 17.4 billion were reduced by DKK 4.5 billion, which mainly related to the year's amortisation and to exchange rate adjustments. Additions of DKK 3.7 billion during the year mostly relate to goodwill as well as rights from Svitzer's acquisition of Adsteam Marine Limited.

Property, plant and equipment totalling DKK 184 billion increased by DKK 17 billion in 2007. Of this increase, DKK 60 billion relates to the year's investments. DKK 20 billion has been deducted comprising depreciation and impairment losses for the year, as well as DKK 2.8 billion regarding disposals and DKK 17 billion due to exchange rate adjustments mainly due to the lower USD exchange rate.

Shares in associated companies amount to USD 23.5 billion (USD 21.8 billion). The increase is primarily ascribed to the share of the accumulated profit after dividends in Danske Bank A/S.

Total cash and cash equivalents, consisting of marketable securities and cash and bank balances totalled DKK 35.6 billion (DKK 43.8 billion) at 31 December 2007. Part of the reduction relates to the restructuring of the ownership of the Dansk Supermarked Group.

Total interest-bearing debt and finance lease obligations totalled DKK 105 billion at 31 December 2007 which is unchanged from 2006.

At 31 December 2007, deferred tax amounted to DKK 8.7 billion (DKK 12.6 billion). The reduction primarily relates to the amortisation of oil concession rights and depreciation of installations in Great Britain.

Deferred tax assets are included with the amount of DKK 4.1 billion (DKK 4.1 billion). A considerable part of this amount relates to a tax asset in the Danish oil and gas activity regarding field losses that can be carried forward, hydrocarbon tax deductions and additional tax allowances in the computation of the special hydrocarbon tax.

In addition, deferred tax assets of DKK 3.6 billion (DKK 4.0 billion) have not been recognised, see note 10.

Assets held for sale total DKK 9.4 billion (DKK 1.7 billion) and comprise assets related to discontinued operations as well as assets the Group has planned to sell. For 2007, the A.P. Moller - Maersk Group's share of assets relating to Martinair Holland N.V. and the car carrier activities have been included, as well as certain non-strategic assets.

Equity totalled DKK 147 billion (DKK 137 billion). This increase includes the net profit for the year of DKK 18.7 billion, value adjustment of other financial investments by DKK 3.4 billion and actuarial gains of DKK 1.2 billion. Reductions comprise dividends of DKK 2.5 billion and exchange rate adjustments – mainly resulting from the lower USD exchange rate – of DKK 10.4 billion, as well as value adjustment of hedging contracts – principally oil price hedges – by DKK 1.0 billion.

At 31 December 2007, the A.P. Moller - Maersk Group held 280,959 of its own shares (B-shares). These shares have been recognised in the financial statements at a value of zero. Based on the share price at 31 December 2007 the value amounted to DKK 15.3 billion (DKK 14.9 billion). No additions or reductions were made in 2007.

Cash flow

Cash flow from operating activities totalled DKK 39.8 billion (DKK 23.7 billion).

Cash flow from operating activities was positively affected by improved earnings before depreciation and amortisation, and a reduction in funds tied up in working capital.

Cash flow used for capital expenditure amounted to DKK 49.0 billion (DKK 34.3 billion). This includes acquisition of companies in the amount of DKK 3.5 billion, primarily Svitzer A/S' acquisition of Adsteam Marine Limited.

Net borrowing totalled DKK 8.8 billion (DKK 14.3 billion).

Cash and bank balances at year end totalled DKK 22.9 billion (DKK 22.9 billion).

Legal disputes, etc.

The A.P. Moller - Maersk Group is involved in a number of legal disputes.

The A.P. Moller - Maersk Group is also involved in tax disputes in certain countries. Some of these involve significant amounts.

None of the disputes mentioned above are expected to have any material effect in future periods.

Pensions, etc.

As an employer, the A.P. Moller - Maersk Group participates in pension plans according to normal practices in the countries in which the Group operates.

As a main rule, the pension plans within the A.P. Moller - Maersk Group are defined contribution plans, where contributions are recognised in the income statement on an accrual basis. A number of companies have defined benefit plans, in which retirement benefits are based on length of service and salary level. In certain countries, these defined benefit plans also include payment of medical expenses, etc.

At 31 December 2007, the actuarial net liability in relation to these defined benefit plans amounted to DKK 1.8 billion (DKK 3.2 billion), which is recognised as a liability in the financial statements. As a result of changed assumptions see note 15, the net liability has been reduced by actuarial gains of DKK 1.2 billion, which have been included directly in equity.

Pension and medical plans which, as part of collective bargaining agreements, have been entered into with other companies (known as multi-employer plans) are treated as other pension plans. Such defined benefit plans are treated as defined contribution plans when sufficient information for calculating the individual company's share of the obligation is not available. The Group's contribution to such plans is significant, and deficits in some plans may result in increased contributions in the future – see note 15.

Leasing agreements

As part of the Group's activities, customary leasing agreements are entered into, especially with regard to:

- The chartering of vessels
- The leasing of containers and other equipment
- The leasing of terminal facilities, etc. including associated land
- The leasing of buildings, premises and other equipment

In the financial statements, assets held under finance leases are recognised in the same way as owned assets.

Assets held under operating leases are not included in the Group's balance sheet, but the lease payments are included in the income statement with the expenses that relate to the year. Such operating leases normally have terms ranging from a few months to ten years for vessels and containers, and of up to 50 years for terminal facilities. The total liability regarding such operating leases amounted to around DKK 99 billion (DKK 99 billion).

Information about operating leases is stated in note 18.

Risks

Freight rates and cargo volumes

Shipping activities are very sensitive to economic fluctuations. Freight rates and cargo volumes are sensitive to developments in international trade, including the geographical distribution and the supply of tonnage.

In 2007, total volumes of 6.8 million FFE (2% above 2006) were transported by Maersk Line and Safmarine, and the average freight rate came to about USD 2,700 per FFE (USD 2,600), excluding surcharge for higher fuel expenses.

The Group's net profit is very sensitive to changes in volumes and rates. "all other things being equal", this can be illustrated by the following sensitivities (effect on net profit based on outlook for the full year, 2008 figures):

- 5% increase/reduction in average container freight rates: USD 950 million.
- 5% increase/reduction in volumes: USD 600 million.

Currency

Income from shipping and oil activities is mainly denominated in USD, while expenses are incurred in a wide range of currencies such as USD and USD-related currencies, as well as DKK, EUR, JPY, GBP, etc.

As a rule, and "all other things being equal", a high USD exchange rate will have a positive effect on the net income of the A.P. Moller - Maersk Group measured in DKK and USD, and on the Group's equity measured in DKK. Measured in USD, a rising USD exchange rate will have a negative effect on the Group's equity.

In order to limit currency exposure, USD-based activities are primarily financed by loans in USD, and forward purchases of the various currencies are made to ensure partial hedging of the net cash flow for the coming period of up to 12 months.

The effect of changes in exchange rates is difficult to calculate. Many factors play a role at the same time. But as a rule of thumb, and "all other things being equal", the effect on the net result for the A.P. Moller - Maersk Group in 2008 of a decline in the USD exchange rate of 10% – compared to all the other non-dollar-related currencies and including the effect of hedging contracts (full-year figures) – will be negatively affected by approximately DKK 2 billion.

Furthermore, the equity will be negatively affected by approximately DKK 10 billion on the basis of the equity at year-end 2007.

Interest

The A.P. Moller - Maersk Group has net interest expenses mostly in USD but also in other currencies such as DKK, EUR, GBP, AUD, etc. Some loans are at fixed interest rates, while others are at floating rates. If the interest rate is fixed for a longer period, the rate will typically be higher than the short-term (floating) rate. However, in return, the Group is protected against subsequent interest rate increases.

The Group strives to maintain a combination of fixed and floating interest rates on its net liabilities that reflect expectations and risks. The interest rate on floating rate loans is partly hedged through interest rate swaps that indirectly fix the interest rate for a certain period. At the end of 2007, the interest expenses were fixed for 2008 for 66% of loans with a declining share in the following years. A general rise in the interest rate by one percentage point would, "all other things being equal", affect profits before tax for 2008 negatively by USD 35 million corresponding to DKK 175 million and a fall in the interest rate by one percentage point positively by the same amount. The effect on the equity excluding tax effect of an increase in the interest rate as mentioned above is estimated to be positive with approximately USD 30 million corresponding to DKK 150 million.

Liquidity

To ensure that the A.P. Moller - Maersk Group always has the necessary liquidity to be able to take advantage of investment opportunities, and to cover obligations for future payments – for example in connection with the delivery of previously contracted vessels – the Group maintains an appreciable financial reserve in the form of bank deposits, holdings of securities and unutilised long-term loan facilities.

Oil prices

Income from oil and gas activities is sensitive to the development in the price of crude oil. This means that when oil prices rise, so does earnings. The effect of this is, however, limited by taxes and government shares, some of which increase progressively with increasing earnings or oil prices.

For shipping activities, particularly container shipping, bunker oil is a significant expense. Increasing bunker prices, especially in the short term, are only partially covered by fuel surcharges, and will therefore have a negative effect on earnings.

As a rule of thumb, the short-term effect of oil price changes – "all other things being equal" – on oil and gas activities and container shipping activities can based on current oil prices be illustrated as follows (expected net result for 2008, including the effect of BAF, but before the effect of hedges):

- Positive effect on oil and gas activities of an increase in crude oil prices of USD 10 per barrel: USD 380 million
- Negative effect on container shipping activities of an increase in bunker prices corresponding to USD 10 per barrel: USD 420 million

For the A.P. Moller - Maersk Group, the overall net effect of an oil price increase will thus be negative in the short term with oil prices at current levels, provided that the difference between the prices of crude oil and bunker oil (known as the 'crack') remains unchanged.

The development of the crack is a significant risk factor for the A.P. Moller - Maersk Group. A widened crack (i.e. the price of crude oil rising more than the price of bunker oil) results in income from oil and gas activities rising faster than the costs incurred by shipping activities. This will have a positive effect on the earnings of the A.P. Moller - Maersk Group, while a narrower crack will have a negative effect. "all other things being equal", expansion of the crack by USD one per barrel would have a positive effect on profits in the order of USD 40 million after tax for 2008.

Crack* Development 2004 - 2007


0
-5
-10
-15
-20
-25
-30
2004
2005
2006
2007

* Difference between bunker price and crude oil price measured in USD per barrel.

In order to limit the negative effect of changes in oil prices, the Group enters into a variety of hedge contracts, primarily options. The current hedging policy follows a dynamic strategy, which is mainly intended to offset the effects of a long lasting decline in oil prices with an expected associated narrowing of the crack.

For 2008, an increase in oil prices of USD 10 per barrel will "all other things being equal" entail a negative effect on the result of USD 90 million relating to hedge contracts concluded at 31 December 2007, and furthermore a negative effect directly on equity in the order of USD 150 million.

In the long term, a rise in oil prices is expected to have a positive net effect on the net profits of the A.P. Moller - Maersk Group, as it must be expected that the rise in bunker oil prices to a large extent will be offset by increasing freight rates.

The purchase of bunker and lubrication oil, the sale of crude oil, the management of oil price risk, and the conclusion of oil price hedges for the A.P. Moller – Maersk Group are handled by one organisation: *Maersk Oil Trading.*

Other risks

In addition to exposure to oil price risks, earnings from oil and gas activities are very sensitive to changes in taxation. One example is the negative effect on oil activities of the tax increase in Algeria, which affected net profits for 2007 negatively by USD 330 million.

The A.P. Moller - Maersk Group has no particular concentration of customers or suppliers, is not especially dependent on specific customers or suppliers, and has no particular credit risks.

Significant accounting estimates and assessments

When preparing the annual report for the A.P. Moller – Maersk Group, the management undertakes a number of accounting estimates and assessments to recognise and measure the Group's assets and liabilities.

The most significant areas subject to estimates and assessments are mentioned below.

Depreciation periods

Intangible assets and property, plant and equipment are depreciated and amortised over the expected useful life to the expected residual value – for ships and rigs etc. typically over a useful life of 20 years to a residual value of 10% of the original cost price. For producing oil fields and production platforms, the useful life is based on the expected production profile of the field. Estimates of useful life and residual value are reassessed regularly based on available information. In this connection, the long term view is prioritised, in order to disregard to the extent possible temporary market fluctuations which may be significant.

Total depreciation, amortisation and impairment losses are at DKK 26 billion in 2007 a significant cost to the A.P. Moller - Maersk Group.

Changes to estimates of useful life and residual value may affect the annual depreciation and amortisation and thereby the result for the year significantly.

Valuation of intangible assets

The A.P. Moller - Maersk Group has the following significant main groups of intangible assets at 31 December 2007:

- Goodwill DKK 2.8 billion
- Oil concession rights DKK 10.2 billion
- Other concessions – especially concerning container terminals DKK 3.8 billion

Goodwill is not amortised, but is subject to annual impairment tests.

Rights with a definite useful life are amortised over the expected useful life.

The value of intangible assets depends on the expected future cash flow generated by the asset, which is based on a number of assumptions. A significant assumption for the value of the oil concession rights is for example the future oil price.

Impairment tests

Annual impairment tests are carried out for goodwill.

Intangible assets with a definite useful life and property, plant and equipment are tested for impairment, if there is an indication of impairment.

Impairment tests are based on the expected free cash flow from the cash-generating unit in question based on the business plans for the next five years.

Deferred tax assets

Deferred tax assets – including the tax value of unutilised tax losses carried forward – are recognised to the extent that it is estimated that the tax assets can be realised through future positive income within the foreseeable future.

Pension liabilities

Defined benefit pension liabilities have been recognised at a net liability of DKK 1.8 billion (DKK 3.2 billion) at 31 December 2007.

The total gross liability amounts to DKK 12.8 billion (DKK 13.7 billion) and total pension assets constitute DKK 11.1 billion (DKK 10.5 billion).

The pension liabilities are based on a number of actuarial assumptions such as discount rates, future inflation, the future rate of salary and pension increases, and expected longivity.

Even modest changes to the actuarial assumptions may entail significant changes in the pension liability.

Gains and losses following changes to actuarial assumptions are included directly in equity.

Provisions for abandonment

When establishing oil and gas production facilities, provisions are included in the cost price for the disposal of the facilities and re-establishing of the sea bed according to the rules which apply to the individual concession areas. The assumptions for the provisions are reassessed annually.

At 31 December 2007, provisions of a total of DKK 5.3 billion have been made (DKK 4.4 billion).

A significant part of the liability is not realised until 20-35 years and consequently the calculation of the liability, including the assumptions applied, is associated with significant uncertainty.

The most significant assumptions are:

- The useful economic life of the field and thereby the time of abandonment (which partly depends on the future oil price)
- Cost level at the time of abandonment
- Discount rate

Other provisions

At 31 December 2007, other provisions constitute DKK 6.7 billion (DKK 5.8 billion). The amount comprises inter alia provisions for guarantee obligations, provisions for various legal disputes, including tax and duty disputes, etc. and provisions for incurred, but not yet reported incidents under certain insurance programmes, primarily in the USA.

The management's estimate of the provisions is based on the knowledge available on the actual contents of the cases and a legal assessment of these. Due to the nature of legal disputes, the outcome of these is subject to considerable uncertainty.

Related parties

The A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal, Copenhagen, Denmark, exercises control.

Related parties also include the companies in which the A.P. Moller - Maersk Group exercises significant influence.

In addition, related parties comprise the Executive Board, Firmaet A.P. Møller, members of the Board of Directors, as well as their close family members and companies significantly influenced by them.

Members of Firmaet A.P. Møller and of the Executive Board and a number of key executives participate in a number of partnerships that are operated as part of the A.P. Moller - Maersk fleet. Seven partners in Firmaet A.P. Møller and 17 key executives who, together with A.P. Møller - Mærsk A/S, participate in eight shipping partnerships which have a corresponding number of vessels. To this can be added shipping partnerships concerning two vessels on order.

In all cases, A.P. Møller - Mærsk A/S owns at least 50% of all vessels and holds the ultimate control. Five of the vessels are time chartered to A.P. Møller - Mærsk A/S, and the others are operated directly in the market.

All transactions between related parties and the A.P. Moller - Maersk Group are subject to arm's length conditions.

Information about related party transactions is disclosed in note 20 to the consolidated financial statements.

Parent company Financial Statements

The activities of the parent company comprise global container services in Maersk Line, parts of tankers, offshore and other shipping activities and oil and gas activities in the Danish sector of the North Sea. In addition, activities include the holding of shares in subsidiaries and associated companies.

In the parent company financial statements, shares in subsidiaries and associated companies are recognised at cost – see note 6, page 98 – and in the income statement, dividends from subsidiaries and associated companies are recognised as income.

The profit for the year amounted to DKK 15.6 billion (DKK 9.2 billion).

This includes an extraordinary dividend in 2007 of DKK 4.4 billion from The Dansk Supermarked Group relating to changes in the ownership structure.

Cash flow from operating activities totalled DKK 13.8 billion (DKK 4.5 billion). This increase is due to improved profits in Maersk Line and a reduction in funds tied up in working capital.

At 31 December 2007, total assets amounted to DKK 187 billion (DKK 171 billion), and equity totalled DKK 86 billion (DKK 79 billion). Equity increased by DKK 15.6 billion due to the profit for the year, and by DKK 2.9 billion due to value adjustments of other financial investments and hedging instruments; it was reduced by DKK 9.2 billion due to currency exchange rate adjustments on translation from functional to presentation currency and dividends of DKK 2.3 billion.

CORPORATE GOVERNANCE

Corporate governance

Corporate Governance is a topic that the company's Board of Directors has considered and continues to consider on the basis of the company's activities, external environment, history, needs, etc. Good Corporate Governance is a dynamic process in which management continuously assesses the need for change.

Management structure

As a Danish listed company, A.P. Møller - Mærsk A/S has a management structure consisting of:

- The Board of Directors
- The Management Board

Information about the company's management structure is published on the A.P. Møller - Mærsk A/S website maersk.com, which is regularly updated.

The Board of Directors

Pursuant to the articles of association, the Board of Directors shall consist of between 4-13 members elected at the Annual General Meeting.

The Board members elected at the Annual General Meeting are elected for a two-year term. This means that half the members come up for election every year. Board members are eligible for re-election. Today, the full Board of Directors consists of 11 members. The Board elects its Chairman and two Vice-chairmen among its members.

The Board of Directors lays down the general business and management principles for the A.P. Moller - Maersk Group and ensures the sound organisation of the company.

The Board of Directors normally meets 7-9 times a year and is otherwise convened when deemed necessary by the Chairman. The Board of Directors is organised in the following committees:

The Chairmanship, which consists of the Chairman of the Board of Directors, Michael Pram Rasmussen, and the Vice-chairmen Poul J. Svanholm and Ane Mærsk Mc-Kinney Uggla. The Chairmanship meets regularly as required.

The Audit Committee consists of 3-4 Board members appointed by and among the Board members who are not employed by the company. The committee currently consists of four members (Lars Kann-Rasmussen, Leise Mærsk Mc-Kinney Møller, Svend-Aage Nielsen and Jan Tøpholm) and reports to the Board of Directors. The tasks of this committee include the review of accounting, auditing, risk and control matters at meetings with the external auditors and the head of Group Internal Audit. The committee determines the frequency of its meetings and usually meets three times a year.

The Remuneration Committee consists of the Chairman and two Vice-chairmen. At the Board meeting in which the annual report is considered, the Committee makes a proposal for the remuneration of the Management Board (Firmaet A.P. Møller). The committee approves the allocation of the remuneration to the partners of Firmaet A.P. Møller and also decides on the annual adjustment of salaries – in percent – for the staff of A.P. Møller - Mærsk A/S, and Mærsk Olie og Gas AS. Furthermore, the committee determines the size of the proposed annual overall remuneration, including pensions, bonuses and the like, for key executives of the A.P. Moller - Maersk Group worldwide. The committee meets as and when required.

The Management Board

The Management Board of A.P. Møller - Mærsk A/S consists of Firmaet A.P. Møller, a Danish partnership. The partners of Firmaet A.P. Møller are Mærsk Mc-Kinney Møller, Nils Smedegaard Andersen, Thomas Thune Andersen, Claus V. Hemmingsen, Eivind Kolding, Søren Skou and Søren Thorup Sørensen. Each of the partners is entitled to sign on behalf of Firmaet A.P. Møller using the signature 'A.P. Møller'.

Executive Board

The Executive Board functions as the day-to-day management and is currently made up of Nils Smedegaard Andersen (Group CEO), Thomas Thune Andersen, Claus V. Hemmingsen, Eivind Kolding, Søren Skou and Søren Thorup Sørensen.

Remuneration of the Management

The remuneration payable to the Management Board is determined by considering what is reasonable in relation to the size, activities and other conditions of the company. A total of DKK 152 million (DKK 75 million) was paid to the Management Board in 2007, and is disclosed in note 2 to the consolidated financial statements. The amount for 2007 includes remuneration of DKK 53 million in connection with retirements and is affected by the increased number of Partners in Firmaet A.P. Møller.

The Board of Directors is paid a fixed fee determined one year at a time. A special fee is paid for participation in committees. The total remuneration to the Board of Directors is disclosed in note 3 to the consolidated financial statements and amounted to DKK 16 million in 2007 (DKK 15 million).

In order to attract, retain and motivate the key executives of the A.P. Moller - Maersk Group, and in order to increase alignment between these employees' interests and the interest of the shareholders, the Board of Directors decided on 13 March 2008 that a long term incentive programme for the Group's management, comprising about 110 people, should be established.

A significant element is a share option programme, which once a year will offer the employees in question share options at a fair value corresponding to 1-2 months pay for the individual employee.

The first allocation of share options will take place in April 2008. The options are allocated with a "strike price" of 110% of the average of the market value (for A.P. Møller – Mærsk A/S - B shares "all trades") on the first five trading days following the publication of the company's annual report. The options are exercisable after two years and within five years at the latest. The total related accounting charge in 2008 is estimated at approximately DKK 30 million.

A corresponding incentive programme has been decided for the members of the Executive Board with effect from April 2008. However, at their own expense, they are obligated to acquire share options at market value corresponding to about two months pay.

At the Annual General Meeting on 29 April 2008, the Board of Directors will make a proposal for the general guidelines for incentive pay for the management of A.P. Møller - Mærsk A/S.

Independent audit

In order to ensure a high degree of independence and quality in auditing, the company's and Group's annual reports are audited by two mutually independent state authorised public accountants. These accountants are appointed annually at the Annual General Meeting. According to the Danish State Authorised and Registered Accountants Act, individual auditors can only be appointed for a maximum of seven years but may then after a period of two years be re-appointed.

The present auditors are: Jesper Ridder Olsen, state authorised public accountant, KPMG C.Jespersen, Statsautoriseret Revisionsinteressentskab – appointed for the first time in 2006, and Gert Fisker Tomczyk, state authorised public accountant, Grant Thornton, Statsautoriseret Revisionsaktieselskab – appointed for the first time in 2003.

Internal Audit

The main focus of the A.P. Moller - Maersk Group's internal audit function (Group Internal Audit) is to review the efficiency of the internal control and risk management systems and to deal with the prevention and detection of any irregularities.

The Head of Group Internal Audit reports to the Chairman of the Board of Directors and to the Audit Committee.

Recommendations for Good Corporate Governance in Denmark

The Board of Directors of A.P. Møller - Mærsk A/S has considered and will continue to consider the "Recommendations for Good Corporate Governance" prepared by OMX Nordic Exchange Copenhagen A/S. Most of the recommendations have been complied with, but there are some which the Board of Directors has chosen not to follow. The company complies with disclosure requirements by applying the "comply or explain" principle. With reference to the "comply or explain" principle, OMX Nordic Exchange Copenhagen A/S has stated that companies should either comply with the recommendations or explain why they deviate from them. In the following sections, the governance structure of A.P. Møller - Mærsk A/S is explained with emphasis on the recommendations that the company has deemed it appropriate not to follow.

The role of the shareholders and their interaction with the management of the company

Day-to-day communication between A.P. Møller - Mærsk A/S and the shareholders is carried out at the Annual General Meeting and through oral and written contact by letter, fax or e-mail (cphcorpir@maersk.com). The A.P. Møller - Mærsk A/S website (maersk.com) contains frequently asked questions (Shareholder FAQ) for the use of shareholders and investors. It also provides the opportunity to submit further questions by email. The website also publishes information about the Group's activities, capital structure, press releases, announcements of financial results and annual reports. The announcements of financial results contain the name of a contact person and his or her phone number. The annual report, announcements and press releases are published in both Danish and English. Similarly, the website is available in Danish and English.

The company has chosen not to get involved in communication among shareholders, as this is treated as a private matter between individual shareholders.

The Annual General Meeting constitutes, within the boundaries laid down in the articles of association, the supreme authority in the affairs of the company. The Annual General Meeting must be held in Copenhagen, Svendborg or Århus, Denmark, before the end of April. Annual General Meetings are normally convened with three weeks' notice, but must be convened at no fewer than eight days' and no more than four weeks' notice. Notices of Annual General Meetings are announced in the Danish daily press and in the Danish Commerce and Companies Agency information system. Registered shareholders receive an invitation with an agenda and appendices, including the annual report, as and when requested.

The annual report, agenda and other published material – as well as other useful information concerning the Annual General Meeting – are all available on the company website. Procedures for the company's Annual General Meeting are laid down in sections 8-14 of the articles of association.

The company's share capital of DKK 4,395,600,000 is divided into DKK 2,197,800,000 in A-shares and DKK 2,197,800,000 in B-shares. Each share class comprises shares of DKK 1,000 and DKK 500. A-shares carry voting rights – one vote per nominal value of DKK 500 – while B-shares do not. Both shares are traded on OMX Nordic Exchange Copenhagen A/S.

The Board of Directors finds that the company's capital structure, together with the majority shareholding held by the A.P. Moller Foundations, benefits the development of the company, and that a continuation would be advantageous to holders of both class A and class B shares.

The role of stakeholders and their importance to the company

The Board of Directors has laid down guidelines for the company's relationship with its stakeholders. In "Maersk Fundamental Business Principles" – which is available on the company website, the Board of Directors has laid down the fundamental business principles that describe, on the basis of the company's fundamental values, the company's relationship to the local communities in which the Group operates, as well as policies on environmental and labour-related matters.

Openness and transparency

The Management Board has prepared an information and communication policy that is supported by the Board of Directors.

Significant information of importance to the assessment of A.P. Møller - Mærsk A/S and its activities by shareholders and the financial markets, business objectives, strategies and results is published as soon as possible via stock exchange announcements. They are also published on the company's website in Danish and English, along with other useful information.

The company's annual report is prepared in accordance with "International Financial Reporting Standards" (IFRS) – as adopted by the EU – as well as with additional Danish disclosure requirements for the annual reports of listed companies. The annual report, which also includes a range of non-financial information, is published in Danish and English on the company website.

In connection with the preparation of the company's annual report, the Board of Directors decides on additional relevant non-financial information.

Annual and interim reports as well as stock exchange announcements are published regularly on the company website. Announcements are made within the interval between annual and interim reports and interim management statements when changes or circumstances that may influence the stock price occur.

The duties and responsibilities of the Board of Directors

As prescribed by Danish law, the Board of Directors is responsible for the overall governance of the company and lays down guidelines for, and supervises the work of, the Management Board. The development and definition of the Group's strategies constitute an important management task. On an ongoing basis, the Board of Directors discusses and determines its duties at least once a year.

The Board of Directors has established a set of procedures. At the individual Board meetings, the Board of Directors decides which duties are to be performed on a daily basis and in the long term. It is the opinion of the Board of Directors that this method of working is the most suitable for the company – more appropriate, for example, than formal, detailed job and duty descriptions for the Chairman and Vice-chairmen which could prove restrictive.

The Board of Directors is organised with a Chairman and two Vice-chairmen. When allocating the duties of the Board of Directors, and during the general discussion at Board meetings, the Chairman strives to ensure that the special knowledge and competence of the individual Board members is put to the best possible use for the benefit of the company.

The Board of Directors' set of procedures outlines the reporting made by the Management Board to the Board of Directors. This is to ensure that the Board of Directors continually receives the information it requires regarding the company's activities. The Board of Directors' procedures are reviewed once a year to ensure alignment with the requirements of the company.

The composition of the Board of Directors

The Board of Directors has authorised the Chairman to ensure a thorough and transparent process for the selection and nomination of candidates to the Board. This is intended to ensure a composition that provides the skills and expertise necessary for the Board to perform its duties in the best possible way.

Candidates are presented to the entire Board of Directors. Shareholders registered with the company receive a list of candidates including information about their age, educational background, Danish and international management duties and significant organisational duties.

The Board of Directors makes an assessment of the professional and personal qualifications of potential candidates. A number of recruitment criteria can be established, but it is the opinion of the Board of Directors that it is neither appropriate nor relevant to prepare an exhaustive list of specific recruitment criteria. This means that the recommendation to provide information about the recruitment criteria established by the Board of Directors is not followed.

The individual Board members have been nominated and elected on the basis of an assessment of the qualifications by the Board of Directors and the individual members, including any relevant and necessary knowledge and experience in relation to the needs of the company. The other management positions and significant organisational duties of the individual Board members are disclosed in the annual report. This means the recommendation to publish a yearly profile of the composition of the Board of Directors and information about any special skills or qualifications individual Board members may have is not followed.

When new members join the Board of Directors, they receive an introduction to the most important departments of the company and are introduced to the day-to-day operations. The Chairman of the Board and new members discuss whether the new members require supplementary training.

It is the opinion of the Board of Directors that each individual Board member is otherwise responsible for calling attention to any needs they may have for updating their qualifications and expertise. For this reason, it has not been deemed necessary for the Board of Directors to annually assess any such need, as suggested in the recommendations.

The Board of Directors currently consists of 11 members, which, given the size, complexity and global nature of the A.P. Moller - Maersk Group, is considered appropriate.

The majority of the Board of Directors is considered to be independent. As Board members from the principal shareholder – A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal – Ane Mærsk Mc-Kinney Uggla and Leise Mærsk Mc-Kinney Møller are not considered to be independent. As employees of the A.P. Moller - Maersk Group, Henrik Lorensen Solmer and Cecilie Mose Outzen are not considered independent.

The company has not established any boundaries which define the number of other management positions held by individual Board members. This means the individual Board members are expected to balance time they spend on Board work with their management positions in a responsible manner.

All Board members are obliged to own A-shares in the company and to have these registered. The Board members are only allowed to trade the company's shares within the four weeks immediately following the publication of the company's annual report and the issue of the company's interim report. Any trading in the company's shares by Board members will be reported to and published by OMX Nordic Exchange Copenhagen A/S pursuant to the provisions of the Danish Securities Trading Act. For this reason the Board of Directors and the Management Board have not found it necessary or useful to publish the trading of the individual Board members in the annual report by stating the members' total holdings and resultant changes, as otherwise recommended by OMX Nordic Exchange Copenhagen A/S.

Along with their invitation to the Annual General Meeting, registered shareholders receive a list of candidates that states the candidates' ages, etc. This list of candidates is also published on the company website in connection with convening and holding Annual General Meetings. The Board of Directors is of the opinion that age may be included in the assessment of the qualifications of a Board member, but that age cannot constitute grounds for qualification or disqualification in and of itself. As a result, the company does not have any rules regarding age limits or age requirements.

At A.P. Møller - Mærsk A/S, Board members are elected to serve two-year terms in accordance with the articles of association. A two-year period has been considered suitable to ensure both the opportunity to renew the Board of Directors and the necessary level of continuity.

The Board of Directors collectively signs for and acts on behalf of the company. As a result, the terms of reference for the Audit Committee and the Remuneration Committee are considered as a matter between the individual committees and the Board of Directors and are not described in the annual report, as otherwise recommended.

The Annual General Meeting evaluates the work and results of the Board of Directors. The Chairman of the Board ensures on an everyday basis that the Board functions satisfactorily and that the duties of the Board are attended to. Improvements are made regularly. As a result, the recommendation for a formal assessment procedure has not been adopted.

The working relationship between the Board of Directors and the Management Board is evaluated on an ongoing basis at meetings between the Chairmanship and the Group CEO. It has not been considered necessary to follow the recommendation to formalise the dialogue with, and the reporting to, the entire Board of Directors. The Management Board does not participate in those parts of Board meetings during which the Board of Directors discusses the relationship with the Management Board.

Remuneration of the Board of Directors and the Management Board

As described in the introduction, the remuneration payable to the Management Board is a reflection of what is reasonable in relation to the size, global activities and other conditions of the company. The same applies to the remuneration of the Board of Directors.

The recommendations for a written remuneration policy, a statement of the implementation of such policy in the past, present and coming year, and a presentation of the current year's remuneration to the Board of Directors for approval by the Annual General Meeting have not been adopted. The company's general remuneration policy is mentioned above under "Remuneration of the Management".

The remuneration of the Management Board and the entire Board of Directors for the previous year and for a comparative year is stated in notes 2 and 3 to the consolidated financial statement. In this way, the Annual General Meeting can determine whether the remuneration is reasonable.

Unless special conditions apply, the Chairman of the Board will not elaborate on the remuneration policy in his report to the Annual General Meeting.

The level of remuneration to the Management Board and members of the Board of Directors can be assessed from the information in the annual report concerning the remuneration to the entire Management. Information about remuneration on an individual basis does not, in the opinion of the company, serve any objective purpose. For this reason, the company has not adopted the recommendation to provide information at an individual level. There are no unusual termination payments for Management. Information about details of the schemes is considered to be an internal matter.

The amounts paid in 2007 in connection with the resignation of three members of the company's Management – DKK 53 million – are considered to be customary.

Risk management

In connection with the preparation and updating of the company's strategy and general objectives, the company's Board of Directors and Management Board identify the most significant business risks.

Rules for the Group's risk management have been laid down in the systematic reporting. This also includes reporting from the Management Board to the Board of Directors. In addition, Group Internal Audit makes a report on risk management at the meetings of the Audit Committee. The Group's risk management activities are extensive, and the most important of these are stated in the annual report.

Audit

The Board of Directors performs a specific and critical assessment of the independence, competence, etc. of the auditors for the purpose of making recommendations to the Annual General Meeting concerning the appointment of auditors.

The independence of each auditor is assured by the general framework for the auditors' delivery of non-audit services adopted by the Board of Directors. On the basis of this, the Audit Committee annually reviews the auditors' services. The Audit Committee regularly reviews and assesses the company's internal control systems as well as the Management's guidelines and supervision.

The significant accounting policies applied and accounting estimates are reviewed at Board meetings, at which the Board of Directors discusses the Annual report with the auditors.

At the same time, and on the basis of a review of the long-form audit report, the Board of Directors assesses the work of the auditors.

A.P. MØLLER - MÆRSK A/S

DIRECTORS' STATEMENT

The annual report for 2007 of A.P. Møller - Mærsk A/S has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies and in our opinion gives a true and fair view of the Group's and the Company's assets and liabilities, financial position at 31 December 2007 and of the results of the Group's and the Company's operations and cash flows for the financial year 2007.

Copenhagen, 13 March 2008

Managing Director:

A.P. Møller

Board of Directors:

Michael Pram Rasmussen
Chairman

Ane Mærsk Mc-Kinney Uggla
Vice-chairman

Poul J. Svanholm
Vice-chairman

Niels Jacobsen

Lars Kann-Rasmussen

Jan Leschly

Leise Mærsk Mc-Kinney Møller

Svend-Aage Nielsen

Cecilie Mose Outzen

Henrik Lorensen Solmer

Jan Tøpholm

INDEPENDENT AUDITORS' REPORT

To the shareholders of A.P. Møller - Mærsk A/S
We have audited the Annual Report of A.P. Møller - Mærsk A/S for the financial year 1 January - 31 December 2007, which comprises the directors' report, directors' statement, accounting policies, income statement, balance sheet, cash flow statement, statement of recognised income and expenses and notes. The Annual Report has been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

Management's Responsibility for the Annual Report
Management is responsible for the preparation and fair presentation of the Annual Report in accordance with the International Financial Reporting Standards (IFRS) as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of an annual report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility and basis of opinion
Our responsibility is to express an opinion on the Annual Report based on our audit. We conducted our audit in accordance with Danish and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the Annual Report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual report. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the annual report, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the annual report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the annual report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our audit did not result in any qualification.

Opinion
In our opinion, the Annual Report gives a true and fair view of the Group's and the Company's assets, liabilities and financial position at 31 December 2007 and of the results of the Group's and the Company's operations and cash flows for the financial year then ended in accordance with the International Financial Reporting Standards (IFRS) as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

Copenhagen, 13 March 2008

Gert Fisker Tomczyk
State Authorised Public Accountant

Grant Thornton
Statsautoriseret Revisionsaktieselskab

Jesper Ridder Olsen
State Authorised Public Accountant

KPMG C.Jespersen
Statsautoriseret Revisionsinteressentskab

ACCOUNTING POLICIES

The annual report for 2007 of the A.P. Moller - Maersk Group has been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

In addition, the annual report has been prepared in compliance with IFRS issued by the International Accounting Standards Board (IASB).

The A.P. Moller - Maersk Group adopted IFRS as of 1 January 2005. The accounting policies set out below have been consistently applied in 2004-2007. In accordance with IFRS 1, IAS 39 on recognition and measurements of financial instruments has been applied from 1 January 2005 without restatement of the comparative figures.

Comparative figures for 2003, shown in the financial highlights have not been restated, with the exception of a change in the functional currency for certain shipping activities and oil and gas activities.

The accounting policies are consistent with those of 2006.

A few reclassifications have been made including the presentation of the segments that has been changed with regard to allocated financial assets and liabilities. From 1 January 2007, these are allocated as net borrowing (long term). Before 1 January 2007 allocation was done gross – with loans (long and short term) under liabilities, and cash and cash equivalents under assets. The change does not affect the consolidated financial statements, but current assets are reduced by about DKK 11.5 billion for container shipping and related activities and by about DKK 4.5 billion for tankers, offshore and other shipping. The counter posting is made under unallocated items. Comparative figures have not been restated.

Consolidation

The consolidated financial statements comprise the entities controlled by A.P. Møller - Mærsk A/S.

Intra-group income and expenses, shareholdings, intra-group balances and dividends, and gains and losses on intra-group transactions are eliminated.

On acquisition of new entities, the acquired assets, liabilities and contingent liabilities are measured at fair value at the date of acquisition. Identifiable intangible assets are recognised if they arise from a contractual right or can otherwise be separately identified, and if their fair value can be measured reliably. The excess of cost over the fair value of acquired identifiable net assets is recognised as goodwill under intangible assets. Goodwill is not amortised, but is subject to an annual impairment test.

The effect of the purchase and sale of minority interests after obtaining control is included directly in equity. Acquired net assets are not re-evaluated.

Entities jointly controlled with one or more other enterprises are included by proportionate consolidation. Elimination of intra-group transactions is performed proportionally. Financial statement items related to part-owned vessels are included proportionally.

Associated companies are those entities in which the Group is able to exercise significant influence but not control over the financial and operating policies.

Investments in associated companies are recognised in the balance sheet as the Group's share of the equity value inclusive of any goodwill on acquisition.

In the income statement the Group's share of the net result in the associated companies is included, adjusted for the share of unrealised intra-group gains and losses.

Foreign currency translation

The A.P. Moller - Maersk Group uses DKK as its presentation currency. In the translation to the presentation currency for enterprises with a functional currency different from DKK, income statement items are translated into DKK at average rates and balance sheet items are translated at the exchange rates at the balance sheet date. Exchange differences arising from translation recognised directly in equity.

The functional currency varies from business to business depending on its nature. For the Group's principal shipping activities and the oil and gas activities, the functional currency is USD. For other activities, including land-based container activities, the functional currency is generally the local currencies in the countries in which such activities are performed.

Transactions in other currencies than the functional currency are translated at the exchange rate prevailing at the date of the transaction. Monetary items in foreign currencies not settled at the balance sheet date are translated at the exchange rate at the balance sheet date.

Foreign exchange gains and losses are included in the income statement as financial income or expense.

Derivative financial instruments are measured at fair value and are included under the item "Value of hedges etc." (assets and liabilities). For listed instruments, the quoted market price is used to determine fair value. For other instruments, fair values are determined based on available market data and accepted pricing methods.

The effective portion of changes in the value of derivative financial instruments used to hedge the value of recognised assets and liabilities is recognised in the income statement together with the changes in the value of the hedged assets or liabilities.

The effective portion of changes in the value of derivative financial instruments used to hedge future transactions is recognised directly in equity until the hedged transactions are realised. At that time, the value changes are recognised together with the hedged transactions.

The ineffective portion of hedge transactions, including time value, and changes in the fair values of oil price hedges, which do not qualify for hedge accounting, are recognised in the income statement as financial income or expense for financial instruments, and as other operating income and expense for oil price hedges.

Income statement

Revenue comprises invoiced sales. Uncompleted voyages in shipping activities are recognised at the share related to the financial year. The earnings of vessels that are part of pool arrangements are recognised in revenue based on time charter equivalents.

Revenue regarding the oil and gas activities is calculated as the Group's share of the value of the oil and gas production in the partnerships in which the Group participates.

Integration costs

Major expenses in connection with the integration of acquired businesses are shown separately in the income statement.

Costs are recognised as incurred, or when a legal or factual obligation exists.

Exploration costs in the oil and gas activities are recognised as incurred, under external costs.

Tax on the profit for the year comprises the amount estimated to be paid for the year, as well as adjustments to previous years and deferred tax. The tax amount includes the special taxes relating to extraction and production of hydrocarbons, as well as the Danish Government's profit share.

Government grants are deducted from the cost of assets to which the grant relates.

Balance sheet

Intangible assets are measured at cost less accumulated amortisation, which is provided on a straight-line basis over the estimated useful life of the assets.

Intangible assets in connection with acquired oil fields (concession rights, etc.) are amortised over the expected production period of up to 15 years for the fields. For non-producing fields the amortisation period is up to five years.

Concession rights in connection with container terminals are amortised over the concession period, up to a maximum of 20 years.

Goodwill and other intangible assets with indefinite useful lives are not amortised, but impairment tests are made annually.

Impairment losses are recognised when the carrying amount of an asset or a cash-generating unit exceeds the higher of the estimated fair value less costs of disposal.

Property, plant and equipment are valued at cost less accumulated depreciation and impairment losses. Depreciation is charged to the income statement on a straight-line basis over the useful lives, for new assets estimated as follows:

Vessels and rigs, etc.	20 years
Containers, etc.	12 years
Aircraft	20 years
Buildings	10-50 years
Terminal infrastructure – over lease or concession period	max. 25 years
Plant and machinery, cranes and other terminal equipment	5-20 years
Other operating equipment, inventory, etc.	3-7 years
Oil and gas production facilities, etc. – based on the expected production periods of the fields	up to 15 years

For oil production facilities where oil is received as payment for the investment (cost oil), depreciation is done concurrently with the receipt of cost oil.

Depreciation periods and residual values are reassessed on a regular basis.

Impairment losses are recognised when the carrying amount of an asset or a cash-generating unit exceeds the higher of its estimated value in use and fair value less costs of disposal.

The cost of assets produced by the Group includes direct and indirect expenses but excludes financial expenses.

Estimated costs of dismantlement, removal and restoration are included in the cost of the assets.

Assets held under finance leases are treated as other property, plant and equipment.

Dry-docking costs are recognised in the balance sheet under vessels and rigs, etc. when incurred and depreciated over the period until the next dry-docking.

Other equity investments are recognised at cost and are subsequently measured at the quoted market price for listed securities and at estimated fair value for other equity investments. Unrealised value adjustments are recognised directly in equity. When realised, the value adjustments are transferred to the income statement as financial income or expense.

Inventories are measured at cost according to the FIFO method. Write-down is made to net realisable value if lower. The cost of finished goods and work in progress includes direct and indirect production costs.

Receivables are generally recognised at nominal value. Non-current receivables are recognised at discounted value. Write-down is made for anticipated losses.

Work in progress for third parties is recognised at the sales value of the work completed less payments on account.

Marketable securities, comprising shares and bonds held for trading, are measured at the quoted market price for listed securities and at estimated fair value for other securities. Value adjustments are recognised in the income statement as financial income or expense.

Equity

Dividend for distribution is recognised as a separate component of equity. Value of own shares is deducted directly from equity. The translation reserve comprises differences arising on the translation of entities with functional currencies other than DKK. In the event of the disposal or winding up of an enterprise, the exchange adjustment relating to that enterprise is transferred to the income statement.

Provisions are recognised when the Group has a current legal or constructive obligation and include provisions for abandonment of oil fields, restructuring costs, onerous contracts etc. Provisions are recognised on the basis of specific estimates.

Pension obligations are recognised based on an actuarial calculation. The pension cost charged to the income statement consists of current service cost, interest cost, expected return on plan assets and past service cost. Actuarial gains and losses are recognised directly in equity. Costs regarding defined contribution based plans are recognised as incurred.

Pension plans where the Group participates together with other enterprises – so called multi-employer plans – are treated as other pension plans in the financial statements. For defined benefit multi-employer plans where sufficient information is not available to use defined benefit accounting, the plans are treated as defined contribution plans.

Deferred tax is calculated on differences between the carrying amount and tax base of assets and liabilities. Deferred tax is not provided on goodwill which is not deductible for tax purposes, or temporary differences which have no effect on the account result or taxable income at the time of the transaction. Additionally, deferred tax is not calculated for differences relating to investments in subsidiaries and associated companies to the extent that taxable dividends are unlikely in the foreseeable future. Deferred tax assets are only recognised when set-off against tax on future income is probable.

Financial liabilities are initially measured at the proceeds received. Any premium or discount is amortised over the term of the liabilities. Capitalised liabilities in respect of finance leases are included as liabilities in the balance sheet.

Cash flow statement

Cash flows for the year are divided into cash flows from operating activities, cash flows for investing activities and cash flows from financing activities. Cash and cash equivalents comprise cash and bank balances. Changes in marketable securities are included in cash flow used for investing activities.

Segment information

The Group comprises the following business segments:

- Container shipping and related activities
- Tankers, offshore and other shipping activities
- Oil and gas activities
- Retail
- Other activities – shipyards, other industrial activities, interest in Danske Bank A/S, etc.

Segment profit, assets and liabilities comprise items directly attributed or reasonably be allocated to segments. For companies that are included in more than one segment, interest and interest-bearing debt are allocated according to the carrying amount of the segment assets. Unallocated items comprise expenses, provisions, depreciation and amortisation and financial income and expense that are not allocated to business segments. Furthermore, they include non segment specific hedging activities in Maersk Oil Trading, and the result for Maersk Oil Trading's trading activity in the form of purchase of bunker and lubricating oil on behalf of companies in the A.P. Moller - Maersk Group.

Revenue is split geographically between Europe, North and South America, Asia and other regions. For the shipping activities, allocation is based on destination. Assets and related capital expenditure are allocated to geographical segments on the basis of legal ownership.

Discontinued operations and non-current assets held for sale

Discontinued operations comprise entities disposed of or classified as held for sale. The results of discontinued operations are presented separately in the income statement and comparative figures are restated. Similarly, assets and related liabilities are presented as separate items in the balance sheet, and the cash flows from discontinued operations are presented separately in the cash flow statement.

Assets and liabilities held for sale except financial assets are measured at the lower of fair value less the cost of disposal or carrying amount. Assets held for sale are not depreciated.

Accounting estimates

The measurement of certain assets and liabilities is based on estimates of uncertain future events. Reference is made to the section on page 42 of the Financial Report.

Key figures

Return on equity is calculated as the profit for the year divided by the average equity.

Equity ratio is calculated as the equity divided by total equity and liabilities.

Earnings per share and cash flow from operating activities per share comprise A.P. Møller - Mærsk A/S' share of the profit for the year respectively the cash flow from operating activities divided by the number of shares (of DKK 1,000 each). The Group's holding of own shares is not included. There is no dilutive effect as there are no convertible instruments, no share option programme and no share issue programme at 31 December 2007.

Dividend per share is the proposed dividend for the year per share of DKK 1,000.

The total market capitalisation is the total number of shares – excluding the Group's holding of own shares multiplied by the end-of-year price quoted by OMX Nordic Exchange Copenhagen A/S.

A.P. MOLLER - MAERSK GROUP

INCOME STATEMENT

Amounts in DKK million

Note		2007	2006
1	Revenue	278,872	260,134
	Other operating income	1,588	1,896
2	External costs	183,886	179,120
	Other operating expenses	1,404	731
3	Staff costs	30,328	30,987
	Profit before depreciation, amortisation and impairments losses, etc.	**64,842**	**51,192**
	Depreciation, amortisation and impairment losses	26,213	19,357
	Gains on sale of ships, rigs, etc.	6,062	4,227
	Associated companies – share of profit after tax	3,084	2,881
	Profit before integration costs	**47,775**	**38,943**
	Integration costs on acquisitions	-	734
	Profit before financial items	**47,775**	**38,209**
4	Financial income	2,309	2,952
4	Financial expenses	6,356	5,171
	Profit before tax	**43,728**	**35,990**
5	Tax on profit for the year	24,537	19,935
	Profit for the year – continuing operations	**19,191**	**16,055**
6	Profit/loss for the year – discontinued operations	- 533	131
	Profit for the year	**18,658**	**16,186**
	Of which:		
	Minority interests	829	629
	A.P. Møller - Mærsk A/S's share of profit for the year	**17,829**	**15,557**
14	**Earnings per share, DKK**	**4,333**	**3,781**

BALANCE SHEET AT 31 DECEMBER

Amounts in DKK million

Note		2007	2006
	Assets		
7	**Intangible assets**	**17,376**	**21,883**
	Ships, rigs, containers, etc.	102,778	95,286
	Production facilities and equipment, etc.	27,167	25,905
	Land and buildings	19,401	16,612
	Construction work in progress and payment on account for property, plant and equipment	34,616	29,505
8	**Total property, plant and equipment**	**183,962**	**167,308**
9	Investment in associated companies	23,544	21,783
12	Other investments	891	1,683
12	Receivables	3,601	4,315
	Total investments	**28,036**	**27,781**
10	**Deferred tax asset**	**4,130**	**4,060**
	Total non-current assets	**233,504**	**221,032**
11	**Inventories**	**9,709**	**8,260**
12	Trade receivables	23,677	26,205
	Tax receivables	566	1,497
12	Value of hedges, etc.	3,387	1,853
	Other receivables	9,115	6,903
	Prepayments	2,591	2,407
	Receivables	**39,336**	**38,865**
12	Securities	12,686	20,950
12	Cash and bank balances	22,926	22,888
6	Assets held for sale	9,358	1,700
	Total current assets	**94,015**	**92,663**
	TOTAL ASSETS	**327,519**	**313,695**

A.P. MOLLER - MAERSK GROUP

BALANCE SHEET AT 31 DECEMBER

Amounts in DKK million

Note		2007	2006
	Equity and liabilities		
	Share capital	4,396	4,396
	Retained earnings	130,945	122,230
	Dividend for distribution	2,857	2,418
	Equity attributable to A.P. Møller - Mærsk A/S	**138,198**	**129,044**
	Minority interests	8,517	7,667
13	**Total equity**	**146,715**	**136,711**
15	Pensions and similar obligations	1,848	3,230
16	Provisions	11,547	9,214
10	Deferred tax liability	8,747	12,583
12,17	Bank and other credit institutions, etc.	87,228	89,645
	Total non-current liabilities	**109,370**	**114,672**
16	Provisions	662	1,294
12,17	Bank and other credit institutions, etc.	17,302	14,885
	Trade payables	31,531	28,674
	Corporation tax, etc.	4,233	3,966
12	Value of hedges, etc.	4,358	1,614
	Other payables	7,343	8,214
	Deferred income	1,229	1,462
	Prepayments received	2,130	674
6	Liabilities associated with assets held for sale	2,646	1,529
	Total current liabilities	**71,434**	**62,312**
	Total liabilities	**180,804**	**176,984**
	TOTAL EQUITY AND LIABILITIES	**327,519**	**313,695**

18 Other financial obligations

20 Related parties

21 Jointly controlled companies

23 New accounting standards and interpretations

A.P. MOLLER - MAERSK GROUP

CASH FLOW STATEMENT

Amounts in DKK million

Note		2007	2006
	Profit before financial items	47,775	38,209
	Depreciation, amortisation and impairment losses	26,213	19,357
	Other non-cash items	909	3,180
	Paid integration costs	- 163	- 1,742
	Gains on sale of ships, rigs, etc.	- 6,062	- 4,227
	Associated companies – share of profit after tax	- 3,084	- 2,881
19	Change in working capital	2,570	- 5,331
	Financial income, received	3,947	2,691
	Financial expenses, paid	- 6,082	- 5,023
	Taxes paid	- 26,206	- 20,536
	Cash flow from operating activities	**39,817**	**23,697**
	Purchase of non-current assets	- 55,379	- 40,938
	Disposal of non-current assets	9,185	8,837
22	Acquisition of subsidiaries and activities	- 3,467	- 209
22	Disposal of subsidiaries and activities	391	819
	Acquisition/disposal of investments in associated companies, etc., net	- 267	- 3,446
	Other investments and receivables, net	534	616
	Cash flow used for capital expenditure	**- 49,003**	**- 34,321**
	Purchase of marketable securities	- 9,997	- 18,767
	Sale of marketable securities	14,527	19,862
	Cash flow used for investing activities	**- 44,473**	**- 33,226**
	Repayment of loans	- 17,358	- 8,851
	Proceeds from loans, etc.	26,184	23,180
	Dividends distributed	- 2,263	- 2,263
	Dividends distributed to minority interests	- 210	- 166
	Capital increases from minority interests, etc.	464	538
	Cash flow from financing activities	**6,817**	**12,438**
	Net cash flow from continuing operations	**2,161**	**2,909**
	Discontinued operations		
	Cash flow from operating activities	- 109	523
	Cash flow used for investing activities	120	1,430
	Cash flow from financing activities	- 354	- 1,111
	Net cash flow for the year from discontinued operations	**- 343**	**842**
	Net cash flow for the year	**1,818**	**3,751**
	Cash and bank balances at 1 January	23,031	19,750
	Effect of companies changed to subsidiaries, etc. *)	-	1,193
	Exchange rate adjustment of cash and bank balances, etc.	- 1,737	- 1,663
	Cash and bank balances at 31 December	23,112	23,031
	Of which classified as assets held for sale	- 186	- 143
12	**Cash and bank balances at 31 December**	**22,926**	**22,888**

**) Dansk Supermarked Group and F. Salling A/S and other companies in 2006.*

A.P. MOLLER - MAERSK GROUP

STATEMENT OF RECOGNISED INCOME AND EXPENSES

All amounts in DKK million.

	2007	2006
Income and expenses in associated companies recognised directly in equity	- 60	- 237
Value adjustment of other financial investments	3,444	559
Cash flow hedges:		
Value adjustment of hedges	791	1,981
Transfer to income statement, external costs	- 1,484	- 583
Transfer to income statement, financial expenses	167	61
Transfer to carrying amount, non-current assets	- 479	- 59
Exchange rate adjustment on translation from functional to presentation currency	- 10,409	- 9,691
Actuarial gains/losses on defined benefit plans, etc.	1,227	50
Tax on income and expenses recognised directly in equity	298	- 28
Income and expenses recognised directly in equity	- 6,505	- 7,947
Profit for the year	18,658	16,186
Total recognised income and expenses	**12,153**	**8,239**
Of which:		
Minority interests	736	603
A.P. Møller - Mærsk A/S's share of profit for the year	**11,417**	**7,636**

NOTES TO THE FINANCIAL STATEMENT

Amounts in DKK million.

1 Segment information	Container shipping and related activities		Tankers, offshore and other shipping		Oil and gas activities	
	2007	**2006**	**2007**	**2006**	**2007**	**2006**
External revenue	144,740	149,621	23,832	21,701	51,537	41,126
Inter-segment revenue	474	691	343	490	-	-
Total revenue	**145,214**	**150,312**	**24,175**	**22,191**	**51,537**	**41,126**
Profit before depreciation, amortisation and impairment losses, etc.	**13,111**	**9,185**	**7,476**	**6,849**	**44,000**	**35,102**
Depreciation and amortisation	9,540	9,548	2,405	2,116	12,368	6,724
Impairment losses	106	115	-	2	896	-
Reversal of impairment losses	38	81	-	88	-	-
Gains on sale of ships, rigs, etc.	1,741	1,833	3,821	2,023	151	70
Associated companies – share of profit after tax	106	42	9	16	-	-
Profit before integration costs	**5,350**	**1,478**	**8,901**	**6,858**	**30,887**	**28,448**
Integration costs on acquisitions	-	734	-	-	-	-
Profit before financial items	**5,350**	**744**	**8,901**	**6,858**	**30,887**	**28,448**
Financial items, net	- 2,504	- 2,329	- 1,432	- 626	- 478	- 609
Profit/loss before tax	**2,846**	**- 1,585**	**7,469**	**6,232**	**30,409**	**27,839**
Tax on profit/loss for the year	1,663	1,790	688	498	21,543	17,720
Profit for the year – continuing operations	**1,183**	**- 3,375**	**6,781**	**5,734**	**8,866**	**10,119**
Profit/loss for the year – discontinued operations	-	-	-	-	-	-
Profit/loss for the year	**1,183**	**- 3,375**	**6,781**	**5,734**	**8,866**	**10,119**
Cash flow from operating activities	9,722	1,626	5,402	5,718	19,918	14,570
Cash flow used for investing activities	- 19,777	- 15,263	- 11,110	- 6,994	- 14,524	- 6,690
Capital expenditure including additions on acquisitions	24,976	23,750	18,293	10,993	16,874	9,510
Segment assets	162,750	159,292	59,614	53,184	50,065	50,179
Investment in associated companies	1,456	953	55	57	-	-
Assets held for sale	-	-	-	-	-	-
Total assets	**164,206**	**160,245**	**59,669**	**53,241**	**50,065**	**50,179**
Segment liabilities	100,133	113,869	41,991	29,488	31,993	33,060
Liabilities associated with assets held for sale	-	-	-	-	-	-
Total liabilities	**100,133**	**113,869**	**41,991**	**29,488**	**31,993**	**33,060**

NOTES TO THE FINANCIAL STATEMENT

Retail		Shipyards, other industrial companies, interest in Danske Bank A/S, etc.		Unallocated activities		Eliminations, etc.		Total	
2007	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
56,382	43,054	2,381	4,632	-	-	-	-	278,872	260,134
-	-	5,843	5,581	-	-	- 6,660	- 6,762	-	-
56,382	**43,054**	**8,224**	**10,213**	**-**	**-**	**- 6,660**	**- 6,762**	**278,872**	**260,134**
3,383	**2,521**	**- 759**	**- 1,163**	**- 2,284**	**- 1,116**	**- 85**	**- 186**	**64,842**	**51,192**
644	483	260	321	48	48	- 16	- 30	25,249	19,210
-	-	-	235	-	-	-	- 26	1,002	326
-	-	-	10	-	-	-	-	38	179
101	79	272	235	-	-	- 24	- 13	6,062	4,227
-	107	2,969	2,718	-	-	-	- 2	3,084	2,881
2,840	**2,224**	**2,222**	**1,244**	**- 2,332**	**- 1,164**	**- 93**	**- 145**	**47,775**	**38,943**
-	-	-	-	-	-	-	-	-	734
2,840	**2,224**	**2,222**	**1,244**	**- 2,332**	**- 1,164**	**- 93**	**- 145**	**47,775**	**38,209**
- 17	235	44	127	140	641	200	342	- 4,047	- 2,219
2,823	**2,459**	**2,266**	**1,371**	**- 2,192**	**- 523**	**107**	**197**	**43,728**	**35,990**
808	621	+ 183	+ 464	11	+ 216	7	+ 14	24,537	19,935
2,015	**1,838**	**2,449**	**1,835**	**- 2,203**	**- 307**	**100**	**211**	**19,191**	**16,055**
-	-	-	-	-	-	-	-	- 533	131
2,015	**1,838**	**2,449**	**1,835**	**- 2,203**	**- 307**	**100**	**211**	**18,658**	**16,186**
3,118	2,577	1,607	46	- 703	- 1,575	753	735	39,817	23,697
- 1,798	- 1,488	- 613	- 2,891	- 358	- 302	- 823	- 693	- 49,003	- 34,321
2,182	1,671	199	530	137	272	827	443	63,488	47,169
28,878	31,454	5,841	9,289	58,503	33,180	- 71,034	- 46,366	294,617	290,212
-	563	22,045	20,222	-	-	- 12	- 12	23,544	21,783
-	-	-	-	-	-	-	-	9,358	1,700
28,878	**32,017**	**27,886**	**29,511**	**58,503**	**33,180**	**- 71,046**	**- 46,378**	**327,519**	**313,695**
12,225	15,757	10,402	12,946	53,158	17,574	- 71,744	- 47,239	178,158	175,455
-	-	-	-	-	-	-	-	2,646	1,529
12,225	**15,757**	**10,402**	**12,946**	**53,158**	**17,574**	**- 71,744**	**- 47,239**	**180,804**	**176,984**

NOTES TO THE FINANCIAL STATEMENT

All amounts in DKK million (In parenthesis the corresponding figures for 2006)

Note 1 continued

Geographical segments

For the shipping activities, revenue is based on the destination, split into four principal geographical regions; Europe, North and South America, Asia and Other regions. The majority of the Group's ships, drilling rigs and containers are registered in Denmark, USA, the United Kingdom, the Netherlands and Singapore. These types of assets and related capital expenditure are allocated to geographical segments based on legal ownership.

	External revenue		Segment assets		Capital expenditure including additions from acquisitions	
	2007	**2006**	**2007**	**2006**	**2007**	**2006**
Europe	142,756	127,840	213,195	229,695	32,506	29,938
North and South America	46,136	56,439	19,775	18,883	3,121	4,074
Asia	27,586	26,966	39,649	26,508	15,591	7,829
Other regions	62,394	48,889	21,998	15,126	12,270	5,328
Total	278,872	260,134	294,617	290,212	63,488	47,169

The revenue of the Group comprises sale of goods including sale of oil and gas with DKK 111b (DKK 94b). Other net revenue is related to rendering of services.

2 External costs

External costs include fees etc. to the managing Director, Firmaet A.P. Møller, and other fees to partners DKK 152m (DKK 75m). The amount for 2007 includes remuneration of DKK 53m in connection with resignation, and is furthermore affected by an increased number of partners.

Contracts of employment for members of management contains terms customary in Danish listed companies, including termination of employment notice and competition clauses. In connection with a possible takeover offer neither management nor the Board of Directors will receive special remuneration.

The A.P. Moller - Maersk Group did not use share-based incentive schemes in 2007. Further information on the share-based incentive schemes which will be introduced in 2008 is provided on page 46.

Fees to the statutory auditors of A.P. Møller - Mærsk A/S:		**2007**	**2006**
G. Fisker Tomczyk:	Fee for auditing	16	14
	Fee for services other than auditing	10	11
J. Ridder Olsen:	Fee for auditing	20	18
	Fee for services other than auditing	17	16

Costs related to exploration for oil and gas is recognised in external costs with DKK 2,198m (DKK 1,365m).

3 Staff costs

	2007	**2006**
Directors' fees	16	15
Wages and salaries	26,545	27,378
Pension contribution, defined benefit plans	216	182
Pension contribution, defined contribution plans	1,760	1,669
Other social security costs	1,791	1,743
	30,328	30,987
Average number of employees excluding jointly controlled companies and excluding discontinued operations.	117,319	106,930

Employees in Dansk Supermarked Group and F. Salling A/S have been included in the average number of employees from 1 June 2006.

The usual agreements have been made with employees regarding compensation in connection with resignation with consideration for local legislation and collective agreements.

NOTES TO THE FINANCIAL STATEMENT

All amounts in DKK million (In parenthesis the corresponding figures for 2006)

4 Financial income and expenses

	2007	2006
Interest income	1,519	1,326
Interest income from associated companies	9	58
Dividend received	387	385
Exchange rate adjustment, net	-	606
Fair value adjustment of securities	394	577
Financial income	2,309	2,952
Interest expenses	5,977	4,802
Interest expenses to associated companies	140	202
Exchange rate adjustment, net	64	-
Unwind of discount on provisions	175	167
Financial expenses	6,356	5,171

5 Tax on profit for the year

	2007	2006
Current tax		
Current year including hydrocarbon tax	27,402	20,367
Adjustment of deferred tax		
Adjustment of temporary differences including tax asset, previously not recognised	- 2,903	- 2,830
Effect of changed tax rate	38	2,398
	- 2,865	- 432
Tax on profit for the year	24,537	19,935
Deferred tax recognised directly in equity	298	- 28
Tax on profit for the year is specified as follows		
Profit before tax	43,728	35,990
Income subject to Danish and foreign tonnage taxation, etc.	- 5,447	2,059
Associated companies – share of profit after tax	- 3,084	- 2,881
	35,197	35,168
Calculated 25% (28%) tax	8,799	9,847
Additional/less tax in foreign companies, net	- 710	- 187
Additional tax in the oil segment	14,753	9,524
Freight and tonnage taxes, etc.	1,037	914
Effect of changed tax rate	38	2,398
Gains related to shares, dividends, etc.	- 45	- 28
Adjustment to previous years' taxes	261	19
Deferred tax asset, not previously recognised	- 822	- 2,656
Tax loss excluding tax assets, net	494	269
Other permanent differences	732	- 165
Tax on profit for the year	24,537	19,935

6 Discontinued operations and assets held for sale

For discontinued operations reference is made to page 37. Assets and liabilities classified as held for sale comprise non-current assets DKK 8,343m (DKK 616m), current assets DKK 1,015m (DKK 1,084m), provisions DKK 846m (DKK 367m) and other liabilities DKK 1,800m (DKK 1,162m).

NOTES TO THE FINANCIAL STATEMENT

All amounts in DKK million (In parenthesis the corresponding figures for 2006)

7 Intangible assets

	Goodwill	IT Software	Oil concession rights	Other rights	Total
Cost					
Balance at 1 January 2006	312	960	23,722	7,502	32,496
Additions during the year	9	196	659	211	1,075
Additions on acquisitions	30	1	-	903	934
Disposals during the year	17	4	21	38	80
Transfer	-	-	-	- 500	- 500
Transfer, assets held for sale	-	-	-	- 666	- 666
Changed method of consolidation **)	208	4	-	222	434
Exchange rate adjustment	- 11	- 101	- 2,516	- 834	- 3,462
Balance at 31 December 2006	531	1,056	21,844	6,800	30,231
Additions during the year	-	304	444	208	956
Additions on acquisitions	2,371	-	-	383	2,754
Disposals during the year	9	52	-	30	91
Transfer, property, plant and equipment	-	-	-	- 386	- 386
Transfer, assets held for sale	-	- 10	-	-	- 10
Exchange rate adjustment	- 52	- 108	- 2,292	- 483	- 2,935
Balance at 31 December 2007	2,841	1,190	19,996	6,492	30,519
Amortisation and impairment losses					
Balance at 1 January 2006	38	311	3,505	704	4,558
Amortisation for the year	-	138	3,053	1,244	4,435
Impairment losses for the year	13	-	-	48	61
Disposals during the year	9	6	-	-	15
Changed method of consolidation **)	-	2	-	22	24
Exchange rate adjustment	- 12	- 34	- 515	- 154	- 715
Balance at 31 December 2006	30	411	6,043	1,864	8,348
Amortisation for the year	-	248	4,745	1,076	6,069
Impairment losses for the year	3	3	-	-	6
Disposals during the year	9	51	-	28	88
Transfer, assets held for sale	-	1	-	-	1
Exchange rate adjustment	-	- 45	- 948	- 198	- 1,191
Balance at 31 December 2007	24	565	9,840	2,714	13,143
Carrying amount at 31 December 2006	501	645*	15,801	4,936	21,883
Carrying amount at 31 December 2007	2,817	625*	10,156	3,778	17,376

*) *DKK 76m (DKK 467m) of this is related to ongoing development of software.*

**) *Effect of Dansk Supermarked Group and F. Salling A/S and others, change to subsidiary, etc.*

Goodwill is allocated to cash generating units based on management structure in each business segment. At 31 December 2007 goodwill relates mainly to Adsteam Marine Limited see note 22 (DKK 2.4b) and retail activity (DKK 0.4b).

The impairment test regarding goodwill is based on the estimated value in use based on 5-years business plans and a calculated terminal value with growth equal to the expected inflation. In the calculations pre-tax discount rates of 8-10% p.a. have been used. Furthermore, the development in earnings is a significant parameter.

Sensitivity analyses show that discount rates can be increased with up to 2% points without resulting in impairment of goodwill.

NOTES TO THE FINANCIAL STATEMENT

All amounts in DKK million (In parenthesis the corresponding figures for 2006)

8 Property, plant and equipment

	Ships, rigs, containers, etc.	Production facilities and equipment, etc.	Land and buildings	Construction work in progress and payment on account for property, plant and equipment	Total
Cost					
Balance at 1 January 2006	157,561	68,721	14,436	21,459	262,177
Additions during the year	8,581	6,613	2,133	26,989	44,316
Additions on acquisitions	131	444	224	45	844
Disposals during the year	9,476	5,576	500	276	15,828
Transfer	11,146	4,490	1,019	- 16,155	500
Changed method of consolidation *)	-	3,066	9,511	167	12,744
Exchange rate adjustment	- 15,954	- 6,480	- 242	- 2,656	- 25,332
Balance at 31 December 2006	151,989	71,278	26,581	29,573	279,421
Additions during the year	7,063	9,059	3,127	38,980	58,229
Additions on acquisitions	2,094	32	130	110	2,366
Disposals during the year	8,142	1,607	717	298	10,764
Transfer	22,503	4,453	1,848	- 28,418	386
Transfer, assets held for sale	- 3,767	- 422	- 629	- 472	- 5,290
Exchange rate adjustment	- 16,645	- 6,516	- 745	- 3,568	- 27,474
Balance at 31 December 2007	155,095	76,277	29,595	35,907	296,874
Depreciation and impairment losses					
Balance at 1 January 2006	61,560	46,438	5,492	-	113,490
Depreciation for the year	8,711	5,727	561	54	15,053
Impairment losses for the year	2	241	7	17	267
Reversal of impairment losses	102	63	14	-	179
Disposals during the year	7,106	4,725	200	1	12,032
Transfer	-	- 40	40	-	-
Changed method of consolidation *)	-	2,056	4,118	-	6,174
Exchange rate adjustment	- 6,362	- 4,261	- 35	- 2	- 10,660
Balance at 31 December 2006	56,703	45,373	9,969	68	112,113
Depreciation for the year	8,542	8,606	749	1,283	19,180
Impairment losses for the year	-	904	-	92	996
Reversals of impairment losses	13	-	8	17	38
Disposals during the year	5,615	1,275	214	-	7,104
Transfer, assets held for sale	- 1,341	- 288	- 143	-	- 1,772
Exchange rate adjustment	- 5,959	- 4,210	- 159	- 135	- 10,463
Balance at 31 December 2007	52,317	49,110	10,194	1,291	112,912
Carrying amount at 31 December 2006	95,286	25,905	16,612	29,505	167,308
Assets held under finance leases	20,069	90	-	-	20,159
Carrying amount at 31 December 2007	102,778	27,167	19,401	34,616	183,962
Assets held under finance leases	20,261	4	610	-	20,875

**) Effect of Dansk Supermarked Group and F. Salling A/S and others, change to subsidiary, etc.*

The year's impairment losses of DKK 996m primarily concern production facilities in oil and gas activities written down to estimated value in use, see page 30. Estimated value in use is based on 5-years business plans and a calculated terminal value with growth equal to the expected inflation. In the calculations pre-tax discount rates of 6-11% p.a. have been used.

All amounts in DKK million (In parenthesis the corresponding figures for 2006)

Note 8 contiued

Government grants

In 2007, government grants of DKK 341m (DKK 319m) primarily comprised of shipyard subsidies. Of this amount DKK 315m (DKK 302m) has reduced the cost price of new buildings and DKK 26m (DKK 17m) has reduced costs.

Ownership of production facilities

The ownership of production facilities etc. relating to oil production in Qatar and Algeria with a carrying amount of DKK 11.4b (DKK 5.1b) is transferred to state-owned oil companies on an ongoing basis according to agreements. The right of use is maintained during the concession period.

Security

Bank loans and other debt to credit institutions etc. are secured on ships, etc. and containers to the amount of DKK 31.1b (DKK 26.1b). The carrying amount of the ships, etc. and containers provided as security is DKK 34.9b (DKK 24.8b).

9 Investment in associated companies

The associated companies listed on page 115 have the following revenue, profit, assets and liabilities (100%):

	2007	2006
Revenue	180,960	159,782
Profit	15,226	14,755
Assets	3,360,996	2,755,768
Liabilities	3,252,545	2,651,476

The market value of listed shares in associated companies amounts to DKK 28.0b (DKK 35.0b).
The carrying amount is DKK 22.0b (DKK 20.2b).

Revenue of bank activities includes gross interest income, trading income, fees received and insurance income.

NOTES TO THE FINANCIAL STATEMENT

All amounts in DKK million (In parenthesis the corresponding figures for 2006)

10 Deferred tax

Recognised deferred tax liabilities and assets are attributable to the following:

	Assets		Liabilities		Net	
	2007	**2006**	**2007**	**2006**	**2007**	**2006**
Intangible assets	- 8	21	4,716	7,529	4,724	7,508
Property, plant and equipment	2,323	2,625	4,979	5,896	2,656	3,271
Investments	38	30	134	38	96	8
Hedges, etc.	- 13	2	- 157	- 275	- 144	- 277
Current assets	- 14	- 4	162	8	176	12
Provisions	530	390	- 244	- 230	- 774	- 620
Liabilities	21	80	- 528	- 310	- 549	- 390
Tax loss carry forwards	1,261	1,073	- 49	-	- 1,310	- 1,073
Other	255	27	- 3	111	- 258	84
Deferred tax	4,393	4,244	9,010	12,767	4,617	8,523
Set off of tax	- 263	- 184	- 263	- 184	-	-
Net deferred tax	4,130	4,060	8,747	12,583	4,617	8,523

Unrecognised deferred tax assets and liabilities

Under the special hydrocarbon tax, at 31 December 2007 the company had field loss carry forwards and unused tax allowances of a tax value of DKK 1.1b (DKK 1.6b). No tax value is recognised since the utilisation is associated with uncertainty.

Furthermore, deferred tax assets have not been recognised in respect of the following items:

	2007	**2006**
Deductible temporary differences	1,309	1,471
Tax loss carry forwards	1,217	968
	2,526	2,439

The tax losses carry forwards have no significant time limitations. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits will be available against which the Group can utilise these assets.

There are no significant tax liabilities on investment in subsidiaries, associated companies and jointly controlled companies.

11 Inventories

	2007	**2006**
Raw material and consumables	1,877	1,535
Work in progress	170	210
Finished goods and goods for resale	4,310	4,365
	6,357	6,110
Bunkers	3,352	2,150
Total	9,709	8,260

Costs of goods used amounts to DKK 46b (DKK 37b).

NOTES TO THE FINANCIAL STATEMENT

All amounts in DKK million (In parenthesis the corresponding figures for 2006)

12 Financial instruments

	Carrying amount		Effective interest rate		Average duration-years	
Bonds	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
DKK	4,936	11,319	4.2%	4.3%	3.4	2.7
EUR	401	2,306	5.9%	4.1%	0.3	0.3
USD	3,821	3,295	5.1%	5.0%	1.1	1.9
Other currencies	43	145	8.0%	5.6%	0.2	0.1
	9,201	17,065				
Shares						
Listed shares	3,235	3,556				
Non listed shares	1,141	2,012				
	4,376	5,568				
Total bonds and shares	13,577	22,633				
Of which:						
Non-current assets (available for sale)	891	1,683				
Current assets (held for trading)	12,686	20,950				

The return on non-current assets (available for sale) consists of dividend of DKK 225m (DKK 233m).

In connection with REPO agreements, bonds of a value of DKK 5.8b (DKK 4.5b) have been provided as security for amounts owed to credit institutions.

Receivables

Investments include interest-bearing bank deposits of DKK 1.7b (DKK 1.9b) provided as security for lease obligations.

Trade receivables

	2007	**2006**
Not due	16,025	18,454
Less than 90 days overdue	6,411	6,122
More than 90 days overdue	2,430	3,610
Receivables, gross	24,866	28,186
Provision for bad debt losses	1,189	1,981
Carrying amount	23,677	26,205
Change in provision for bad debt losses:		
Balance at 1 January	1,981	827
Acquisitions/disposals of companies	4	27
Provisions made during the year	941	2,219
Provisions used during the year	- 1,043	- 793
Provisions reversed during the year	- 551	- 168
Exchange rate adjustment	- 143	- 131
Balance at 31 December	1,189	1,981

NOTES TO THE FINANCIAL STATEMENT

All amounts in DKK million (In parenthesis the corresponding figures for 2006)

Note 12 continued

Cash and bank balances	**2007**	**2006**
USD	12,467	11,891
EUR	1,206	2,314
DKK	2,849	2,894
Other currencies	6,404	5,789
Total	22,926	22,888

Bank and other credit institutions, etc.

	2007				**2006**			
	Interest spread				Interest spread			
	0-3%	3-6%	6%-	Total	0-3%	3-6%	6%-	Total
USD	372	62,901	15,880	79,153	666	63,656	17,245	81,567
EUR	160	7,862	19	8,041	94	4,336	30	4,460
DKK	33	6,294	179	6,506	32	9,479	212	9,723
Other currencies	230	5,184	5,416	10,830	90	5,448	3,242	8,780
	795	82,241	21,494	104,530	882	82,919	20,729	104,530
Of which bearing fixed interest, including interest rate swaps				68,983				57,289
Of which bearing floating interest, including interest rate swaps				35,547				47,241

Risks

To hedge risks relating to interest rates, currencies, as well as crude oil and bunker prices, various derivative financial instruments are used. Further information is provided in the Financial Report on page 40.

Exchange rate adjustment

The profit for the year includes exchange rate adjustment of bank deposits, loans and working capital at a total of DKK - 1,149m (DKK - 209m).

NOTES TO THE FINANCIAL STATEMENT

All amounts in DKK million (In parenthesis the corresponding figures for 2006)

Note 12 continued

Interest rate swaps

Interest rate swaps are used to hedge interest rate exposure on loans. The fair value of interest rate swaps can be specified as follows:

	Fair value	
	2007	**2006**
USD	- 840	1
EUR	3	2
DKK	8	8
Other currencies	- 32	- 54
	- 861	- 43
Of which recognised in income statement	- 198	96
For future recognition	- 663	- 139

The fair value to be recognised in future periods relates to the conversion of floating to fixed interest rate on loans and is expected to be recognised within six years.

Forward exchange and option contracts

Forward exchange and option contracts are used to hedge the currency risk related to recognised and unrecognised transactions. The net principal amount for purchase/sale and fair value of forward exchange and option contracts can be specified as follows:

	Principal Purchase/sale(-), net		Fair value	
	2007	**2006**	**2007**	**2006**
DKK	18,991	6,697	541	231
USD	- 1,015	- 631	287	138
EUR	7,468	10,356	736	324
Other currencies	18,571	17,261	548	166
			2,112	859
Of which recognised in income statement and in hedged assets			906	289
For future recognition			1,206	570

The fair value to be recognised in future periods relates to hedging of expected revenue, expenses and investments within the next four years.

NOTES TO THE FINANCIAL STATEMENT

All amounts in DKK million (In parenthesis the corresponding figures for 2006)

Note 12 continued

Other hedges

Forward freight contracts and oil price hedges are entered into to hedge oil prices, freight and bunkers. The principal amount and fair value can be specified as follows:

	Principal Purchase/sale(-), net		Fair value	
	2007	**2006**	**2007**	**2006**
Oil price hedges	- 16,933	- 17,469	- 2,223	- 582
Forward freight agreements	- 24	- 11	1	5
			- 2,222	- 577
Of which recognised in income statement			- 418	- 207
For future recognition			- 1,804	- 370

Time of recognition

Financial assets and liabilities are recognised at the trading day.

Credit risks

The A.P. Moller - Maersk Group has no particular concentration of credit risks.

13 Total equity

	A.P. Møller - Mærsk A/S						
	Share capital	Translation reserves	Retained earnings	Dividend for distribution	Total	Minority interests	Total equity
Equity 1 January 2006	4,396	2,820	113,772	2,418	123,406	677	124,083
Total recognised income and expenses	-	- 9,669	14,887	2,418	7,636	603	8,239
Effect of companies changed to subsidiaries, etc. *)	-	-	265	-	265	6,117	6,382
Dividends to shareholders	-	-	155	- 2,418	- 2,263	- 166	- 2,429
Capital increases	-	-	-	-	-	436	436
Equity 31 December 2006	4,396	- 6,849	129,079	2,418	129,044	7,667	136,711
Total recognised income and expenses	-	- 10,345	18,905	2,857	11,417	736	12,153
Dividends to shareholders	-	-	155	- 2,418	- 2,263	- 210	- 2,473
Capital increases	-	-	-	-	-	324	324
Equity 31 December 2007	4,396	- 17,194	148,139	2,857	138,198	8,517	146,715

**) Dansk Supermarked Group and F. Salling A/S and other companies.*

Own shares (B shares):	No of shares of DKK 1,000		Nominal value		% of share capital	
	2007	**2006**	**2007**	**2006**	**2007**	**2006**
1 January	280,959	280,959	281	281	6.4%	6.4%
31 December	280,959	280,959	281	281	6.4%	6.4%

NOTES TO THE FINANCIAL STATEMENT

All amounts in DKK million (In parenthesis the corresponding figures for 2006)

14 Earnings per share

The calculation of basic earnings per share at 31 December 2007 is based on the share of profit for the year for A.P. Møller - Mærsk A/S DKK 17.8b (DKK 15.6b) and average number of shares issued during 2007 of 4,114,641 shares (4,114,641 shares).

Calculated as follows:	2007	2006
Issued shares at 1 January	4,395,600	4,395,600
Own shares	280,959	280,959
Average number of shares at 31 December	4,114,641	4,114,641

Earnings per share can hereafter be calculated as DKK 4,333 (DKK 3,781). Of which earnings per share for discontinued operations amounts to DKK - 130 (DKK 32).

There is no dilutive effect on earnings per share as there are no convertible instruments, no share option schemes and no share issue schemes at 31 December 2007.

15 Pension and similar obligations

	2007	2006
Present value of unfunded obligations	992	983
Present value of funded obligations	11,847	12,667
Total present value of obligations at 31 December	12,839	13,650
Fair value of plan assets	- 11,128	- 10,518
Expenses related to previous years not previously recognised	3	-
Adjustment, asset ceiling	134	98
Net obligations at 31 December	1,848	3,230
Change in the fair value of the plan assets		
Fair value at 1 January	10,518	10,017
New pension plans	3	45
Expected return on plan assets	741	611
Changes related to acquisitions/disposals of companies	1,108	-
Settlements	- 301	- 203
Pension benefits paid	- 608	- 651
Contributions from the Group	575	696
Contributions from employees	36	34
Actuarial gains/losses	- 30	- 15
Exchange rate adjustment	- 914	- 16
Fair value at 31 December	11,128	10,518
Specification of plan assets		
Shares	5,992	5,542
Bonds	4,421	4,125
Buildings	259	188
Cash and cash equivalents	155	377
Other assets	301	286
Fair value at 31 December	11,128	10,518

The plan assets do not include assets used by the Group or own shares. The actual return on assets in 2007 was DKK 711m (DKK 596m).

NOTES TO THE FINANCIAL STATEMENT

All amounts in DKK million (In parenthesis the corresponding figures for 2006)

Note 15 continued

Changes in gross liability for defined benefit obligations	**2007**	**2006**
Gross liability at 1 January	13,650	13,511
Expenses recognised in the income statement	244	268
Interest on obligations	700	625
Actuarial gains/losses	- 1,296	- 103
Changes related to acquisitions/disposals of companies	1,419	30
Changes in plans/new plans, etc.	176	398
Curtailments/settlements	- 327	- 361
Pension benefits paid	- 613	- 651
Transfered to discontinued operations	- 46	-
Exchange rate adjustment	- 1,068	- 67
Gross liability at 31 December	12,839	13,650

Expenses recognised in the income statement		
Current service costs	244	268
Interest on obligations	700	625
Expected return on plan assets	- 741	- 611
Employee contributions	- 36	- 34
Other expenses	75	92
Curtailments/settlements	- 26	- 158
	216	182

Accumulated actuarial gains/losses(-)		
Accumulated losses at 1 January	- 150	- 265
Actuarial gains/losses(-) for the year	1,266	88
Settlements	10	15
Exchange rate adjustment	- 76	12
Accumulated gains/losses(-) at 31 December	1,050	- 150

In 2008, the Group expects to pay DKK 507m in defined benefit plans (DKK 431m for 2007).

Actuarial assumptions

Principal actuarial assumptions at 31 December expressed as weighted averages:

Discount rate	5.7%	4.9%
Rate of inflation	2.9%	2.8%
Expected return on plan assets	7.4%	6.4%
Future salary increase	4.3%	4.0%
Medical cost trend rate	5.0%	5.0%
Future pension increases	2.5%	2.1%

Pensions historical information	**2007**	**2006**	**2005**	**2004**
Actuarial value of the defined benefit obligations	12,839	13,650	13,511	3,402
Plan assets	- 11,128	- 10,518	- 10,017	- 2,447
Expenses related to previous years not previously recognised	3	-	-	-
Assets not recognised, asset ceiling	134	98	60	42
Net liability at 31 December	1,848	3,230	3,554	997
Experience adjustments to liabilities	- 63	- 382	- 32	34
Experience adjustments to plan assets	- 30	- 15	572	43

A general description of the pension plans is provided in the Financial Report on page 40.

All amounts in DKK million (In parenthesis the corresponding figures for 2006)

Multi-employer plans

Due to collective agreements, some companies in the A.P. Moller - Maersk Group participate together with other enterprises in defined benefit pension and health insurance schemes for current and retired employees (multi-employer plans). In 2007, the Group's contribution is estimated at DKK 542m (DKK 629m).

No reliable basis exists for allocating the benefit obligations and plan assets to individual employer participants. The Group's portion of such amounts could be significant. Deficits in some of the schemes may necessitate increased contributions in the future. Based on the most recent financial data available from plans' trustees, the total plan assets approximate DKK 44b (DKK 47b) and the unfunded actuarial obligations approximate DKK 49b (DKK 52b). Net obligations in plans with deficits amounts to DKK 9b (DKK 8b). In general, the plan contributions are based on man hours worked or cargo tonnage handled, or a combination.

16 Provisions

	Abandonment	Restructuring	Other	Total
Balance at 1 January 2007	4,379	329	5,800	10,508
Unwind of discount	175	-	-	175
Provisions made during the year	1,384	72	2,977	4,433
Provisions used during the year	33	179	1,047	1,259
Provisons reversed during the year	16	-	224	240
Additions on acquisitions of companies	-	-	42	42
Disposals on sale of companies	-	22	74	96
Transfer	-	-	- 202	- 202
Transfer, liabilities classified as held for sale	-	-	- 96	- 96
Exchange rate adjustment	- 559	- 18	- 479	- 1,056
Balance at 31 December 2007	5,330	182	6,697	12,209
Current	-	135	527	662
Non-current	5,330	47	6,170	11,547
Total	5,330	182	6,697	12,209

Provisions for abandonment comprise the net present value of estimated costs for abandonment of oil and gas fields. Restructuring includes provisions for decided and publicly announced restructurings, including integration costs relating to acquired companies. Other includes provisions for guarantees, risks related to insurance agreements, legal disputes, etc. including tax and duty disputes. The provisions are associated with considerable uncertainty. Reversal of provisions primarily relates to legal disputes, etc.

17 Bank and other credit institutions, etc.

	Carrying amount	Fair value	Carrying amount	Fair value
Non-current liabilities:	**2007**	**2007**	**2006**	**2006**
Bank and other credit institutions, etc.	71,015	72,719	72,382	73,681
Finance leases	16,213	16,602	17,263	17,570
	87,228	89,321	89,645	91,251
Current liabilities:				
Bank and other credit institutions, etc.	15,709	16,086	13,005	13,241
Finance leases	1,593	1,631	1,880	1,913
	17,302	17,717	14,885	15,154
Due as follows:				
Within one year	17,302		14,885	
Between one and five years	48,997		42,746	
After five years	38,231		46,899	
	104,530		104,530	

All amounts in DKK million (In parenthesis the corresponding figures for 2006)

Note 17 continued

Finance leases:	Payment 2007	Interest 2007	Principal 2007	Payment 2006	Interest 2006	Principal 2006
Within one year	2,677	1,084	1,593	3,058	1,178	1,880
Between one and five years	9,870	3,416	6,454	11,327	3,549	7,778
After five years	13,712	3,953	9,759	13,329	3,844	9,485
	26,259	8,453	17,806	27,714	8,571	19,143

Further information about the Group's exposure to interest rate and foreign currency risks, is provided in note 12. A general description of lease agreements is provided in the Financial Report on page 40.

18 Other financial obligations

Operating leases

As part of the Group's activities, customary agreements are concluded regarding charter and operating leases of ships, containers, port facilities, etc. The future charter and operating lease payments for continuing operations are:

	Container and related activities	Tankers, offshore and other shipping activities	Oil and gas activities	Retail activity	Other	Total
Within one year	15,649	1,462	180	401	444	18,136
Between one and five years	29,741	4,919	210	824	1,522	37,216
After five years	35,462	6,348	138	563	1,136	43,647
Total 2006	80,852	12,729	528	1,788	3,102	98,999
Lease payments during the year						16,416
Within one year	13,305	1,339	703	340	250	15,937
Between one and five years	27,432	4,925	195	710	860	34,122
After five years	42,902	5,062	96	468	623	49,151
Total 2007	83,639	11,326	994	1,518	1,733	99,210
Lease payments during the year						15,251

Obligations related to acquisition of non-current assets

At the end of 2007, the A.P. Moller - Maersk Group has capital commitments relating to ships, rigs, containers, terminals etc. on order amounting to DKK 50b (DKK 51b). Furthermore, the Group has investment commitments to concession granters relating to terminal activities in the order of DKK 4b (DKK 4b).

Other obligations

A part from the usual agreements within the activities exercised by the Group, no agreements have been entered that will take effect, change or expire upon changes to the control over the company.

The necessary facility of USD 243m (USD 239m) has been established in order to meet the requirements for trading in the USA under the American Oil Pollution Act of 1990 (Certificate of Financial Responsibility).

Certain agreements exist between the container business and terminals, etc. with volume obligations including an extra payment in case minimum volumes are not obtained.

When exploring or producing oil in foreign countries, each subsidiary is generally liable for contractual obligations jointly with the other consortium associates.

Tax may crystalise if companies leave the tonnage tax regimes.

NOTES TO THE FINANCIAL STATEMENT

All amounts in DKK million (In parenthesis the corresponding figures for 2006)

19 Change in working capital

	2007	2006
Inventories	- 2,107	- 825
Trade receivables	218	- 5,137
Other receivables and prepayments, etc.	686	- 1,714
Trade payables and other payables, etc.	3,773	2,345
Total	2,570	- 5,331

20 Related parties

	Associated companies		Jointly controlled companies		Management 1)	
	2007	2006	2007	2006	2007	2006
Revenue	12	2	134	142	2	3
Other operating income	20	22	26	29	7	2
Remuneration to management	-	-	-	-	193	98
External costs	1,103	776	1,476	1,310	2) 251	2) 248
Acquisition of companies and non-current assets	-	-	-	-	16	-
Disposal of companies and non-current assets	-	-	-	-	190	155
Financial income	544	575	7	6	-	-
Financial expenses	140	511	-	-	-	-
Non-current receivables	76	250	210	234	-	-
Trade receivables	2	-	62	36	17	30
Other receivables	329	64	21	27	-	-
Positive value of hedges	50	95	-	-	-	-
Securities	513	1,212	-	-	-	-
Cash and bank balances	816	5,404	-	-	-	-
Bank and other credit institutions, etc., non-current	5,613	4,179	-	-	-	-
Bank and other credit institutions, etc., current	472	2,880	8	25	-	-
Trade payables	22	13	14	10	14	19
Other payables	23	37	3	-	-	-
Negative value of hedges	84	65	-	-	-	-

1) The Board of Directors, the Management Board and the Executive Board in A.P. Møller - Mærsk A/S as well as in A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal and their close relatives (including undertakings under their significant influence). Remuneration to management for 2007 includes a remuneration of DKK 53m in connection with resignation.

2) Includes commission to Maersk Broker K/S from chartering, purchase and sale of ships with DKK 204m (DKK 201m) as well as time charter hire to part owners.

During the year DKK 1m (DKK 1m) has been expensed to A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal, which exercises control.

In relation to Danske Bank A/S' arrangement of payment transactions, sale and purchase of securities, etc. only the related costs are included in the above. Only the realised part of hedges is included.

For jointly controlled companies, only the non-eliminated part is included.

Dividends received and distributed are not included.

All amounts in DKK million (In parenthesis the corresponding figures for 2006)

21 Interests in jointly controlled companies

The jointly controlled companies listed on page 115 are included proportionally in the consolidated financial statements with the following amounts:

	2007	2006
Revenue	3,584	13,629
Expenses, depreciation, amortisation, interest, etc.	2,618	12,662
Profit	966	967
Non-current assets	5,978	5,726
Current assets	1,927	1,559
Non-current liabilities	2,426	2,295
Current liabilities	1,524	2,026
Net assets	3,955	2,964

Until 31 May 2006 figures for Dansk Supermarked Group have been included proportionally with 50%.

The Group has not assumed any separate financial obligations or investment obligations regarding jointly controlled companies.

22 Acquisition and disposals of subsidiaries and activities

Acquisition and disposals of subsidiaries and activities have had the following effect on the Group's assets and liabilities:

	2007		2006	
	Acquisitions	Disposals	Acquisitions	Disposals
Non-current assets	3,053	405	1,696	219
Current assets	566	1,255	347	643
Minorty interests	-	-	456	-
Provisions	435	92	81	38
Liabilities	1,981	1,428	723	420
Acquired/disposed net assets	1,203	140	783	404
Goodwill/negative goodwill, net	2,371	-	30	-
Gains/losses on disposals	-	290	-	427
Purchase/sales price including transaction costs	3,574	430	813	831
Transfer from associated companies	-	-	- 458	-
Cash in acquired/disposed companies	- 107	- 39	- 146	- 12
Cash flow from acquisitions and disposals of companies and activities	3,467	391	209	819

Acquisitions in 2007	Adsteam Marine Limited		Other		Total	
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Non-current assets	2,143	2,712	142	341	2,285	3,053
Current assets	487	490	62	76	549	566
Provisions	369	428	7	7	376	435
Liabilities	1,958	1,948	33	33	1,991	1,981
Net assets	303	826	164	377	467	1,203
Goodwill		2,371		-		2,371
Acquisition price in cash		3,197		377		3,574
Cash and cash equivalents acquired		53		54		107
Net investment		3,144		323		3,467

NOTES TO THE FINANCIAL STATEMENT

All amounts in DKK million (In parenthesis the corresponding figures for 2006)

Note 22 continued

If the above acquisitions had occurred on 1 January 2007, Group revenue would have been approximately DKK 280b. It is not possible to estimate a profit for this period.

Adsteam Marine Limited

On 15 March 2007, Svitzer A/S completed the acquisition of Adsteam Marine Limited. The total cash purchase price was DKK 3,197m including costs of DKK 63m directly related to the acquisition.

The activities in Adsteam Marine Limited include anchor towage and salvage activities. In connection with the EU Commission's approval, the activities in Liverpool, UK, were disposed of.

From 15 March 2007 to 31 December 2007, Adsteam Marine Limited contributed with a net loss of DKK 10m.

Goodwill is among other things attributed to growth expectations, and expected cost synergies.

Other acquisitions

Other acquisitions comprise primarily of investments in two terminals.

Acquisitions in 2006

Acquisitions in 2006 primarily comprise the purchase in January 2006 of additional 5% shares in the previously 46% owned associated company Gujarat Pipavav Limited, India. In connection with this purchase of shares, the main adjustment between carrying amount prior to the acquisition and the fair values at the time of acquisition is the recognition of rights of DKK 813m.

For other acquisitions no significant differences existed between the carrying amount of the assets and liabilities at the time of the acquisition and the corresponding fair value.

23 New accounting standards and interpretations

The following IFRS standards and Interpretations have been implemented with effect from 1 January 2007 in the A.P. Moller - Maersk Group:

- IFRS 7 "Financial Instruments: Disclosures"
- Revised IAS 1 "Presentation of Financial Statements"
- IFRIC's 7 -10

The implementation has not changed the Group's accounting policies, only disclosure and presentation in the financial statements.

Changes in coming years

Effective from 1 January 2008 IFRIC 12 "Service Concession Arrangements" will be implemented, which will entail a change in accounting policies regarding a limited number of container terminals under special regulation. The implementation is expected to entail an increase of intangible assets in order of DKK 2b, of which approximately DKK 1b is reclassified from property, plant and equipment while the remaining part relates to provision for minimum payment commitments under concession arrangements. The total profit and the individual items in the income statement will not be affected significantly.

Revised IAS 1 "Presentation of Financial Statements" and IFRS 8 "Operating Segments" will be implemented with effect from 1 January 2009. The standards will only affect the presentation in the financial statement.

The revised IAS 23 "Borrowing Costs" will be implemented with effect form 1 January 2009, entailing changes in the accounting policies due to the fact that as of 1 January 2009, borrowing costs are to be included in the cost of property, plant and equipment with substantial manufacturing period. As recognition only applies to assets where manufacturing has commenced after 1 January 2009, the profit for 2009 will not be significantly affected by the change.

The implementation of the revised IFRS 2 and IFRIC's 11, 13 and 14 is not expected to entail changes in the Group's accounting policies.

The revised IFRS 3 and IAS 27 will primarily affect the treatment of potential business combinations completed after the implementation.

Of the above mentioned, only IFRS 8 and IFRIC 11 have been adopted by the EU.

A.P. MØLLER - MÆRSK A/S

FINANCIAL HIGHLIGHTS

Amounts in DKK million

	2007	**2006**	**2005**	**2004**	**2003**
Revenue	135,925	137,267	103,564	85,850	81,888
Profit before depreciation, amortisation and impairment losses, etc.	19,814	17,554	27,592	21,337	19,012
Depreciation, amortisation and impairment losses	4,447	4,145	6,260	6,224	6,945
Gains on sale of companies, ships, rigs, etc.	2,843	2,285	1,274	3,200	495
Subsidiaries and associated companies – share of profit before tax	-	-	-	-	10,849
Profit before financial items	18,210	15,694	22,606	18,313	23,411
Financial items, net	9,607	3,314	5,384	4,272	2,102
Value adjustment of financial assets	-	-	-	4,895	4,368
Profit before tax	27,817	19,008	27,990	27,480	29,881
Tax on profit for the year	12,208	9,772	8,657	4,594	9,125
Profit for the year	15,609	9,236	19,333	22,886	20,756
Total assets	186,889	170,542	160,685	121,740	128,726
Equity	85,717	78,665	81,616	68,155	83,125
Investment in property, plant and equipment	16,048	12,758	18,136	13,261	11,196
Dividend per share, DKK	650	550	550	450	300

As from 1 January 2005 the accounting policies are in accordance with the International Financial Reporting Standards (IFRS). Comparative figures for 2004 have been restated. Financial highlights for 2003 have not been restated, except for changes in functional currency. Please see the statement of accounting policies, page 53.

A.P. MØLLER - MÆRSK A/S

INCOME STATEMENT

Amounts in DKK million

Note		2007	2006
	Revenue	135,925	137,267
	Other operating income	553	383
1	External costs	116,664	120,096
	Profit before depreciation, amortisation and impairment losses, etc.	**19,814**	**17,554**
4,5	Depreciation, amortisation and impairment losses	4,447	4,145
	Gains on sale of ships, rigs, etc.	2,843	2,285
	Profit before financial items	**18,210**	**15,694**
	Dividends	10,226	4,514
2	Financial income	3,370	2,569
2	Financial expenses	3,989	3,769
	Profit before tax	**27,817**	**19,008**
3	Tax on profit for the year	12,208	9,772
	Profit for the year	**15,609**	**9,236**
	Appropriation:		
	Dividend	2,857	2,418
	Retained earnings	12,752	6,818
		15,609	**9,236**
	Dividend per share, DKK	**650**	**550**

A.P. MØLLER - MÆRSK A/S

BALANCE SHEET AT 31 DECEMBER

Amounts in DKK million

Note		2007	2006
	Assets		
4	**Intangible assets**	**504**	**585**
	Ships, rigs, containers, etc.	39,780	39,193
	Production facilities and equipment, etc.	5,524	4,983
	Land and buildings	499	592
	Construction work in progress and payment on account for property, plant and equipment	11,959	11,971
5	**Total property, plant and equipment**	**57,762**	**56,739**
6	Investments in subsidiaries	29,154	27,003
6	Investments in associated companies, etc.	12,195	13,602
11	Other investments	172	881
	Interest bearing receivables from subsidiaries and associated companies	28,565	21,488
	Other receivables	748	1,111
	Total investments	**70,834**	**64,085**
7	**Deferred tax asset**	**2,312**	**2,398**
	Total non-current assets	**131,412**	**123,807**
8	**Inventories**	**3,392**	**2,303**
11	Trade receivables	12,979	14,921
	Interest bearing receivables from subsidiaries and associated companies	9,904	3,228
11	Value of hedges, etc.	2,514	1,346
	Other receivables	1,641	1,550
	Other receivables form subsidiaries and associated companies	5,794	6,359
	Prepayments	877	1,104
	Receivables	**33,709**	**28,508**
11	Securities	7,411	7,273
11	Cash and bank balances	7,684	8,651
9	Assets held for sale	3,281	-
	Total current assets	**55,477**	**46,735**
	TOTAL ASSETS	**186,889**	**170,542**

BALANCE SHEET AT 31 DECEMBER

Amounts in DKK million

Note		2007	2006
	Equity and liabilities		
	Share capital	4,396	4,396
	Retained earnings	78,464	71,851
	Dividend for distribution	2,857	2,418
10	**Equity**	**85,717**	**78,665**
12	Provisions	5,092	4,585
11,13	Bank and other credit institutions, etc.	43,901	53,717
11,13	Interest bearing debt to subsidiaries	1,576	110
	Total non-current liabilities	**50,569**	**58,412**
12	Provisons	63	48
11,13	Bank and other credit institutions, etc.	7,405	2,536
11,13	Interest bearing debt to subsidiaries	20,559	10,081
	Trade payables	12,560	10,715
	Corporation tax, etc.	2,625	1,732
11	Value of hedges, etc.	1,682	887
	Other payables	833	1,328
	Other payables to subsidiaries and associated companies	4,649	5,851
	Deferred income	227	287
	Total current liabilities	**50,603**	**33,465**
	Total liabilities	**101,172**	**91,877**
	TOTAL EQUITY AND LIABILITIES	**186,889**	**170,542**

15 Other financial obligations
16 Related parties
17 Accounting policies
18 New accounting standards and interpretations

CASH FLOW STATEMENT

Amounts in DKK million

Note		2007	2006
	Profit before financial items	18,210	15,694
	Depreciation, amortisation and impairment losses	4,447	4,145
	Other non-cash items	204	1,517
	Gains on sale of ships, rigs, etc.	- 2,843	- 2,285
14	Change in working capital	906	- 5,471
	Financial income, received	3,122	1,530
	Financial expenses, paid	- 3,761	- 3,407
	Dividends, received	5,419	4,514
	Taxes, paid	- 11,858	- 11,752
	Cash flow from operating activities	**13,846**	**4,485**
	Purchase of non-current assets	- 15,672	- 12,763
	Disposal of non-current assets	7,432	4,031
	Acquisition of subsidiaries and activities	- 2,174	- 427
	Disposal of subsidiaries and activities	-	11
	Acquisition/disposal of investments in associated companies, etc.	-	- 3,006
	Other investments and receivables, net	57	-
	Cash flow used for capital expenditure	**-10,357**	**- 12,154**
	Purchase of marketable securities	- 4,273	- 6,838
	Sale of marketable securities	4,123	7,280
	Cash flow used for investing activities	**- 10,507**	**- 11,712**
	Repayment of loans	-11,223	- 3,308
	Proceeds from loans	9,732	16,944
	Movement in interest bearing loans to/from subsidiaries, net	250	3,341
	Own shares, acquired from subsidiaries	-	- 3,051
	Dividends distributed	- 2,285	- 2,285
	Cash flow from financing activities	**- 3,526**	**11,641**
	Net cash flow for the year	**- 187**	**4,414**
	Cash and bank balances 31 December	8,651	4,957
	Exchange rate adjustment of cash and bank balances, etc.	- 780	- 720
11	**Cash and bank balances at 31 December**	**7,684**	**8,651**

STATEMENT OF RECOGNISED INCOME AND EXPENSES

All amounts in DKK million.

	2007	**2006**
Value adjustment of other investments	2,390	354
Cash flow hedges:		
Value adjustment of hedges	1,655	1,524
Transfer to income statement, external costs	- 874	- 140
Transfer to income statement, financial expenses	180	61
Transfer to carrying amount, non-current assets	- 497	- 47
Exchange rate adjustment on translating from functional to presentation currency	- 9,238	- 8,599
Tax on income and expenses recognised directly in equity	112	- 4
Income and expenses recognised directly in equity	- 6,272	- 6,851
Profit for the year	15,609	9,236
Total recognised income and expense	**9,337**	**2,385**

NOTES TO THE FINANCIAL STATEMENT

All amounts in DKK million (In parenthesis the corresponding figures for 2006)

1 External costs

Fee for the Board of Directors totals DKK 16m (DKK 14m). The Company has no employees of its own as all engaged are employed by Rederiet A.P. Møller A/S.

External costs include fee, etc. to the managing director, Firmaet A.P. Møller, and other fees to partners DKK 134m (DKK 61m). The amount for 2007 includes a remuneration of DKK 53m in connection with resignation, and is furthermore affected by an increased number of partners.

The Company did not use share-based incentive schemes in 2007. Further information on share-based incentive schemes which will be introduced in 2008 is provided on page 46.

Fees to the statutory auditors of A.P. Møller - Mærsk A/S:

		2007	2006
G. Fisker Tomczyk:	Fee for auditing	9	7
	Fee for services other than auditing	6	6
J. Ridder Olsen:	Fee for auditing	9	7
	Fee for services other than auditing	8	7

Costs related to exploration in oil and gas activities are recognised in external costs with DKK 32m (DKK 10m).

2 Financial income and expenses

	2007	2006
Interest income	2,463	1,769
Exchange rate adjustment, net	96	195
Reversal of impairment losses, investments in subsidiaries and associated companies	310	-
Fair value adjustment of securities	501	605
Financial income	3,370	2,569
Interest expenses	3,707	3,069
Impairment losses, investments in and loans to subsidiaries and associated companies	163	588
Unwind of discount on provisions	119	112
Financial expenses	3,989	3,769

NOTES TO THE FINANCIAL STATEMENT

All amounts in DKK million (In parenthesis the corresponding figures for 2006)

3	Tax on profit for the year	2007	2006
	Current tax		
	Current year including hydrocarbon tax	11,967	12,502
	Adjustment of deferred tax		
	Adjustment of temporary differences including tax asset, previously not recognised	241	- 2,730
	Tax on profit for the year	12,208	9,772
	Deferred tax recognised directly in equity	112	- 4
	Tax on profit for the year is specified as follows		
	Profit before tax	27,817	19,008
	Income subject to Danish and foreign tonnage taxation, etc.	102	3,766
		27,919	22,774
	Calculated 25% (28%) tax	6,980	6,377
	Additional tax in the oil segment	7,499	6,859
	Freight and tonnage taxes, etc.	588	457
	Gains related to shares, dividends, etc.	- 2,574	- 1,053
	Effect of change in tax rate	- 41	-
	Adjustment to previous years' taxes	- 21	- 8
	Deferred tax assets, not previously recognised	- 454	- 2,982
	Other permanent differences	231	122
	Tax on profit for the year	12,208	9,772

NOTES TO THE FINANCIAL STATEMENT

All amounts in DKK million (In parenthesis the corresponding figures for 2006)

4 Intangible assets

	Goodwill	IT Software	Total
Cost			
Balance at 1 January 2006	61	925	986
Additions during the year	-	133	133
Disposals during the year	61	-	61
Exchange rate adjustment	-	- 103	- 103
Balance at 31 December 2006	-	955	955
Additions during the year	-	202	202
Disposals during the year	-	47	47
Exchange rate adjustment	-	- 109	- 109
Balance at 31 December 2007	-	1,001	1,001
Amortisation and impairment losses			
Balance at 1 January 2006	61	284	345
Amortisation for the year	-	122	122
Disposals during the year	61	-	61
Exchange rate adjustment	-	- 36	- 36
Balance at 31 December 2006	-	370	370
Amortisation for the year	-	224	224
Disposals during the year	-	47	47
Exchange rate adjustment	-	- 50	- 50
Balance at 31 December 2007	-	497	497
Carrying amount at 31 December 2006	-	585*	585
Carrying amount at 31 December 2007		504*	504

**) DKK 73m (DKK 465m) of this relates to ongoing development of IT software.*

All amounts in DKK million (In parenthesis the corresponding figures for 2006)

5 Property, plant and equipment

	Ships, rigs, containers, etc.	Production facilities and equipment, etc.	Land and buildings	Construction work in progress and payment on account for property, plant and equipment	Total
Cost					
Balance at 1 January 2006	85,210	30,052	885	8,638	124,785
Additions during the year	2,639	94	-	10,025	12,758
Disposals during the year	6,511	5	-	549	7,065
Transfer	3,324	1,703	-	- 5,027	-
Exchange rate adjustment	- 8,903	- 3,235	- 97	- 1,116	- 13,351
Balance at 31 December 2006	75,759	28,609	788	11,971	117,127
Additions during the year	4,396	465	-	11,187	16,048
Disposals during the year	4,816	11	-	2,903	7,730
Transfer	5,504	1,463	-	- 6,967	-
Exchange rate adjustment	- 8,188	- 2,952	- 82	- 1,329	- 12,551
Balance at 31 December 2007	72,655	27,574	706	11,959	112,894
Depreciation and impairment losses					
Balance at 1 January 2006	43,167	25,695	173	-	69,035
Depreciation for the year	3,321	659	43	-	4,023
Disposals during the year	5,504	3	-	-	5,507
Exchange rate adjustment	- 4,418	- 2,725	- 20	-	- 7,163
Balance at 31 December 2006	36,566	23,626	196	-	60,388
Depreciation for the year	3,402	787	34	-	4,223
Disposals during the year	3,301	2	-	-	3,303
Exchange rate adjustment	- 3,792	- 2,361	- 23	-	- 6,176
Balance at 31 December 2007	32,875	22,050	207	-	55,132
Carrying amount at 31 December 2006	39,193	4,983	592	11,971	56,739
Assets held under finance leases	485	-	-	-	485
Carrying amount at 31 December 2007	39,780	5,524	499	11,959	57,762
Assets held under finance leases	170	-	-	-	170

Security

Bank loans and other debt to credit institutions, etc. are secured on ships, etc, and containers in the amount of DKK 13.5b (DKK 13.2b). The carrying amount of the ships, etc. and containers provided as security is DKK 13.8b (DKK 11.4b).

NOTES TO THE FINANCIAL STATEMENT

All amounts in DKK million (In parenthesis the corresponding figures for 2006)

6 Investments in subsidiaries and associated companies, etc.

Cost	Investments in subsidiaries	Investments in associated companies
Balance at 1 January 2006	31,651	12,255
Transfer	52	- 52
Additions during the year	427	3,006
Exchage rate adjustment	- 3,337	- 1,429
Balance 31 December 2006	28,793	13,780
Transfer	5	- 5
Additions during the year	5,212	-
Disposals during the year	20	-
Exchange rate adjustment	- 3,334	- 1,426
Balance at 31 December 2007	30,656	12,349
Imapirment losses		
Balance at 1 January 2006	1,739	20
Impairment losses for the year *	245	169
Exchange rate adjustment	- 194	- 11
Balance at 31 December 2006	1,790	178
Reversal of impairment losses *	304	6
Impairment losses for the year *	194	-
Exchange rate adjustment	- 178	- 18
Balance at 31 December 2007	1,502	154
Carrying amount at 31 December 2006	27,003	13,602
Carrying amount at 31 December 2007	29,154	12,195

**) Impairment losses and reversal of impairment losses of cost for shares to lower value in use primarily relates to Danish industrial companies.*

NOTES TO THE FINANCIAL STATEMENT

All amounts in DKK million (In parenthesis the corresponding figures for 2006)

7 Deferred tax asset

Recognised deferred tax liabilities and assets relate to the following items:

	Net	
	2007	**2006**
Property, plant and equipment	725	1,552
Investments	- 76	- 85
Hedges, etc.	134	33
Current assets	- 119	- 105
Provisions	515	19
Loss carry forwards	1,133	845
Liabilities	-	139
Deferred tax asset	2,312	2,398

Unrecognised deferred tax assets and liabilities

Under the special hydrocarbon tax, at 31 December 2007 the company had field loss carry forwards and unused tax allowances of a tax value of DKK 1.1b (DKK 1.6b). No tax value is recognised since the utilisation is associated with uncertainty.

Furthermore, deferred tax assets have not been recognised in respect of the following items:

	2007	**2006**
Provisions	563	727

No value is recognised as it is not considered likely that the deferred tax assets can be realised.

There are no significant tax liabilities on investments in subsidiaries, associated companies and jointly controlled companies.

8 Inventories

	2007	**2006**
Raw material and consumables	430	337
Bunkers	2,962	1,966
Total	3,392	2,303

9 Assets held for sale

Assets classified as held for sale comprise investments DKK 3,281m (DKK 0m).

10 Equity

	Share capital	Retained earnings	Dividend for distribution	Total
Equity 1 January 2006	4,396	74,802	2,418	81,616
Total recognised income and expenses	-	- 33	2,418	2,385
Own shares, acquired from subsidiaries	-	- 3,051	-	- 3,051
Dividends to shareholders	-	133	- 2,418	- 2,285
Equity 31 December 2006	4,396	71,851	2,418	78,665
Total recognised income and expenses	-	6,480	2,857	9,337
Dividends to shareholders	-	133	- 2,418	- 2,285
Equity 31 December 2007	4,396	78,464	2,857	85,717

All amounts in DKK million (In parenthesis the corresponding figures for 2006)

Note 10 continued

The share capital at 31 December 2007 comprises:

A shares DKK 2,197,800,000 divided into 2,197,582 shares of DKK 1,000 and 436 shares of DKK 500.
B shares DKK 2,197,800,000 divided into 2,197,482 shares of DKK 1,000 and 636 shares of DKK 500.

One A share of DKK 1,000 holds two votes. B shares have no voting right.
Shareholder disclosure subject to section 28a of the Danish Public Companies Act:

	Share capital	Votes
A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal, Copenhagen, Denmark	41.08%	50.38%
A.P. Møller og Hustru Chastine Mc-Kinney Møllers Familiefond, Copenhagen, Denmark	9.85%	13.53%
Mærsk Mc-Kinney Møller, Copenhagen, Denmark	3.66%	6.46%
Den A.P. Møllerske Støttefond, Copenhagen, Denmark	2.94%	5.86%
Companies within the A.P. Moller - Maersk Group (own shares)	6.39%	-

	No. of shares of DKK 1,000		Nominal value		% of share capital	
Own shares (B shares):	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
1 January	240,830	184,401	241	184	5.48%	4.20%
Received as dividend/purchased from subsidiaries	-	56,429	-	57	-	1.28%
31 December	240,830	240,830	241	241	5.48%	5.48%

Note 13 in the consolidated financial statements includes the total number of own shares held by the Group.

11 Financial instruments

Bonds	Carrying amount		Effective interest rate		Average duration – years	
	2007	**2006**	**2007**	**2006**	**2007**	**2006**
DKK	1,817	2,089	4.4%	4.2%	2.6	1.4
USD	3,349	2,544	3.4%	4.8%	1.3	2.4
Total	5,166	4,633				
Shares						
Listed shares	1,871	2,338				
Non-listed shares	546	1,183				
Total	2,417	3,521				
Total bonds and shares	7,583	8,154				
Of which						
Non-current assets (available for sale)	172	881				
Current assets (held for trading)	7,411	7,273				

The return on non-current assets (available for sale) consists of dividend, DKK 165m (DKK 169m).

In connection with REPO agreements, bonds of a value of DKK 4.6b (DKK 0b) have been provided as security for amounts owed to credit institutions.

NOTES TO THE FINANCIAL STATEMENT

All amounts in DKK million (In parenthesis the corresponding figures for 2006)

Note 11 continued

Trade receivables	**2007**	**2006**
Not due	8,713	10,679
Less than 90 days overdue	3,370	2,999
More that 90 days overdue	1,703	2,612
Receivables, gross	13,786	16,290
Provision for bad debt losses	807	1,369
Carrying amount	12,979	14,921
Change in provision for bad debt losses:		
Balance at 1 January	1,369	419
Provisions made during the year	911	1,813
Provisions used during the year	- 851	- 769
Provisions reversed during the year	- 511	-
Exchange rate adjustment	- 111	- 94
Balance at 31 December	807	1,369

Cash and bank balances		
USD	7,125	7,377
EUR	180	127
DKK	24	758
Other currencies	355	389
Total	7,684	8,651

Bank and other credit institutions, interest bearing debt to subsidiaries, etc.

	2007				2006			
	Interest spread				Interest spread			
	0-3%	3-6%	6%-	Total	0-3%	3-6%	6%-	Total
USD	-	59,816	2,504	62,320	255	56,247	2,693	59,195
DKK	-	6,373	179	6,552	-	3,362	206	3,568
EUR	-	3,929	-	3,929	-	3,228	-	3,228
Other currencies	5	456	179	640	-	389	64	453
	5	70,574	2,862	73,441	255	63,226	2,963	66,444
Of which bearing fixed interest, including interest rate swaps				53,254				37,771
Of which bearing floating interest, including interest rate swaps				20,187				28,673

Risks

To hedge risks relating to interest and currencies, various derivative financial instruments are used. Further information is provided in the Financial Report on page 40.

Interest influence on profit and equity

Interest risks are hedged on a group basis. The company strives to combine fixed and floating rate net debt. A general increase of the interest rate of one percentage point would "all other things being equal" negatively influence the profit for 2008 with approximately DKK 70m before tax. The total positive effect on equity excluding the effect of taxes would be approximately DKK 240m.

NOTES TO THE FINANCIAL STATEMENT

All amounts in DKK million (In parenthesis the corresponding figures for 2006)

Note 11 continued

Influence of exchange rates on profit and equity

Currency risks are hedged on a group basis. The effect of altered exchange rates is difficult to estimate. "All other things being equal" profit before tax for 2008 is estimated to be affected negatively by approximately DKK 1.5b by a decrease of 10% in the USD exchange rate – including effect of hedges. The negative effect on equity is approximately DKK 9b.

Influence of crude oil price on profit and equity

The risks of crude oil prices are hedged on a group basis. An increase of crude oil and bunker prices of 10% would "all other things being equal" effect equity as well as profit after tax for 2008 negatively with approximately DKK 1.1b.

Exchange rate adjustment

The profit for the year includes exchange rate adjustment of bank deposits, loans and working capital at a total of DKK - 884m (DKK 129m).

Interest rate swaps

Interest rate swaps are used to hedge interest rate exposure on loans. The fair value of interest rate swaps can be specified as follows:

	Fair value	
	2007	**2006**
USD	- 648	- 124
DKK	- 3	- 6
Other currencies	- 29	- 23
	- 680	- 153
Of which recognised in income statement	- 125	47
For future recognition	- 555	- 200

The fair value recognised in the income statement is included in financial income and expenses. The fair value to be recognised in future periods relates to the conversion of floating rate to fixed interest rate on loans and is expected to be recognised within seven years.

Forward exchange and option contracts

Forward exchange and option contracts are used to hedge the currency risk related to recognised and unrecognised transactions. The net principal amount for purchase/sale and fair value of forward exchange and option contracts can be specified as follows:

	Principal Purchase/sale(-), net		Fair value	
	2007	**2006**	**2007**	**2006**
DKK	16,089	5,820	488	246
EUR	7,127	10,445	502	150
Other currencies	13,296	14,720	522	215
			1,512	611
Of which recognised in income statement and hedged assets			118	- 40
For future recognition			1,394	651

The fair value recognised in the income statement is included in external costs. The fair value to be recognised in future periods relates to hedging of expected revenue, expenses and investments within the next four years.

Time of recognition

Financial assets and liabilities are recognised at the trading day.

Credit risks

The Company has no particular concentration of credit risks.

NOTES TO THE FINANCIAL STATEMENT

All amounts in DKK million (In parenthesis the corresponding figures for 2006)

12 Provisions

	Abandonment	Other	Total
Balance at 1 January 2007	2,598	2,035	4,633
Unwind of discount	119	-	119
Provisions made during the year	493	418	911
Provisions used during the year	-	16	16
Exchange rate adjustment	- 311	- 181	- 492
Balance at 31 December 2007	2,899	2,256	5,155
Current	-	63	63
Non-current	2,899	2,193	5,092
Total	2,899	2,256	5,155

Provisions for abandonment comprise the net present value of estimated costs for abandonment of oil and gas fields. Other includes provision for guarantees, risks related to legal disputes, etc. including tax and duty disputes. The provisions are associated with considerable uncertainty.

13 Bank and other credit institutions, etc.

	Carrying amount	Fair value	Carrying amount	Fair value
Non-current liabilities:	**2007**	**2007**	**2006**	**2006**
Bank and other credit institutions, etc.	43,827	44,584	53,394	53,697
Finance leases	74	64	323	326
Subsidiaries *)	1,576	1,584	110	110
	45,477	46,232	53,827	54,133
Current liabilities:				
Bank and other credit institutions, etc.	7,307	7,468	2,304	2,472
Finance leases	98	114	232	232
Subsidiaries *)	20,559	20,616	10,081	10,081
	27,964	28,198	12,617	12,785
Due as follows:				
Within one year	27,964		12,617	
Between one and five years	31,237		25,556	
After five years	14,240		28,271	
Total	73,441		66,444	

**) Interest bearing debt to subsidiaries includes lease obligations of DKK 99m (DKK 130 m).*

Finance leases:	Payment	Interest	Principal	Payment	Interest	Principal
	2007	**2007**	**2007**	**2006**	**2006**	**2006**
Within one year	129	9	120	283	28	255
Between one and five years	157	6	151	459	29	430
Total	286	15	271	742	57	685

Further information about the company's exposure to interest rate and foreign currency risks is provided in note 11.

NOTES TO THE FINANCIAL STATEMENT

All amounts in DKK million (In parenthesis the corresponding figures for 2006)

14 Change in working capital

	2007	2006
Inventories	- 1,425	- 853
Trade receivables	894	- 6,129
Other receivables and prepayments. etc.	- 225	- 761
Other receivables from subsidiaries and associated companies	1,079	- 2,925
Trade payables and other payables, etc.	1,760	3,426
Other debt to subsidiaries and associated companies	- 1,177	1,771
Total	906	- 5,471

15 Other financial obligations

Operating leases

As part of the company's activities, customary agreements are conducted regarding charter and operating leases of ships, containers, port facilities, etc. The future charter and operating lease payments are:

	2007	2006
Within one year	19,165	23,712
Between one and five years	37,121	40,822
After five years	19,794	22,197
	76,080	86,731
Lease payments during the year	23,003	24,092

Obligations related to acquisitions of non-current assets

At the end of 2007, the company has capital commitments relating to ships, rigs, containers, terminals, etc. on order amounting to DKK 22.5b (DKK 37.5b).

Other obligations

Guarantees amount to DKK 17.7b (DKK 16.6b). DKK 17.7b (DKK 16.2b) relates to subsidiaries and DKK 0b (DKK 0.2b) relates to jointly controlled companies.

Certain agreements exist between the container business and terminals, etc. with volume obligations including an extra payment in case minimum volumes are not obtained.

The necessary facility of USD 243m (USD 239m) has been established in order to meet the requirements for trading in the USA under the American Oil Pollution Act of 1990 (Certificate of Financial Responsibility).

Tax may crystalise if the company leaves the tonnage tax regime.

NOTES TO THE FINANCIAL STATEMENT

All amounts in DKK million (In parenthesis the corresponding figures for 2006)

16 Related parties

	Subsidiaries		Associated companies		Jointly controlled companies		Management 1)	
	2007	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Revenue	9,908	7,873	-	-	266	220	-	3
Other operating income	276	220	-	-	33	33	6	1
Remuneration to management	-	-	-	-	-	-	150	83
External costs	59,554	56,522	1,095	760	2,265	2,094	2)214	2)184
Investments in companies and non-current assets	6,784	6,897	-	-	-	-	16	-
Sale of companies and non-current assets	3,593	610	-	-	-	-	190	155
Dividend 3)	8,884	2,968	1,055	1,244	52	63	-	-
Finansiel income	2,168	1,342	526	545	5	4	-	-
Financial expenses	859	868	121	447	-	-	-	-
Interest bearing receivables from subsidiaries and associated companies, non-current	28,232	21,144	75	56	258	288	-	-
Trade receivables	927	1,115	-	-	72	4	5	19
Interest bearing receivables from subsidiaries and associated companies, current	9,777	3,173	112	44	15	11	-	-
Positive value of hedges with subsidiaries and associated companies	434	115	50	95	-	-	-	-
Other receivables from subsidiaries and associated companies	5,771	6,339	23	20	-	-		-
Prepayments	112	26	-	-	-	-	-	-
Cash and bank balances	-	-	2	3,481	-	-	-	
Bank and other credit institutions, non-current	-	-	5,575	4,148	-	-		-
Interest bearing debt to subsidiaries, non-current	1,576	110	-	-	-	-	-	-
Interest bearing debt to subsidiaries, current	20,559	10,081	-	-	-	-	-	-
Trade payables, etc.	3,646	2,239	4	1	3	-	13	18
Negative value of hedges with subsidiaries and associated companies	653	326	84	65	-	-	-	-
Other debt to subsidiaries and associated companies	4,623	5,814	23	37	3	-	-	-

1) The Board of Directors, the Management Board and the Executive Board in A.P. Møller - Mærsk A/S ,as well as in A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal and their close relatives, (including enterprises under their significant influence). Remuneration to management for 2007 includes a remuneration of DKK 53m in connection with resignation.

2) Includes commission to Maersk Broker K/S from chartering, purchase and sale of ships with DKK 167m (DKK 137m) as well as time charter hire to part owners.

3) Excluding own shares.

During the year DKK 1m (DKK 1m) has been expensed to A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal, which exercises control.

In relation to Danske Bank's arrangement of payment transactions, sale and purchase of securities, etc. only related costs are included in the above. Only the realised part of hedges is included.

Dividends received and distributed are not included.

NOTES TO THE FINANCIAL STATEMENT

All amounts in DKK million (In parenthesis the corresponding figures for 2006)

17 Accounting policies

The accounting policies for the parent company are identical with the accounting polices for the A.P. Moller - Maersk Group, page 53, with the following exceptions:

- Shares in subsidiaries and associated companies are measured at cost or a lower value in use.
- Dividends from subsidiaries and associated companies are recognised as income.
- No segment information is disclosed.

18 New accounting standards and interpretations

The following IFRS standards have been implemented with effect from 1 January 2007:

- IFRS 7 "Financial Instruments: Disclosures"
- Revised IAS 1 "Presentation of Financial Statements"

The implementation has not changed the company's accounting policies, only disclosure and presentation in the financial statements.

Changes in coming years

Revised IAS 1 "Presentation of the Financial Statements" will be implemented with effect from 1 January 2009. The standard will only affect the presentation of the financial statements.

The revised IAS 23 "Borrowing Costs" will be implemented with effect from 1 January 2009, entailing changes in the accounting policies due to the fact that as of 1 January 2009, borrowing costs are to be included in the cost of property, plant and equipment with substantial manufacturing period. As recognition only applies to assets where manufacturing has commenced after 1 January 2009, the profit for 2009 will not be significantly affected by the change.

OTHER MANAGEMENT DUTIES

The Board:

Michael Pram Rasmussen, chairman (born in 1955)
Joined the board in 1999. Latest re-election in 2007. Term of office will end in 2009.

Other management duties:
Coloplast A/S (chairman); Topdanmark A/S (chairman) and one subsidiary; William Demant Holding A/S and one subsidiary; JPMorgan Chase International Council; Louisiana Museum of Modern Art.

Poul J. Svanholm, vice-chairman (born in 1933)
Joined the board in 1978. Latest re-election in 2006. Term of office will end in 2008.

Other management duties:
Thomas B. Thriges Fond (chairman); Ejendomsselskabet Sankt Annæ Plads A/S.

Ane Mærsk Mc-Kinney Uggla, vice-chairman (born in 1948)
Joined the board in 1991. Latest re-election in 2006. Term of office will end in 2008.

Other management duties:
A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal (vice-chairman); Maersk Broker A/S; Maersk Broker K/S.

Niels Jacobsen (born in 1957)
Joined the board in 2007. Term of office will end in 2009.

CEO, William Demant Holding A/S and Oticon A/S.

Other management duties:
Five subsidiaries to William Demant Holding A/S; Sennheiser Communications A/S (chairman); William Demant Invest A/S (chairman); Össur hf. (chairman); HIMPP A/S (chairman); Hearing Instrument Manufacturers Software Association A/S (chairman); Himsa II A/S; Novo Nordisk A/S; Thomas B. Thriges Fond.

Lars Kann-Rasmussen (born in 1939)
Joined the board in 1995. Latest re-election in 2006. Term of office will end in 2008.

Other management duties:
VKR Holding A/S (chairman) and four subsidiaries; European Audit Committee Chairman's Forum.

Jan Leschly (born in 1940)
Joined the board in 2000. Latest re-election in 2006. Term of office will end in 2008.

Chairman and managing partner for Care Capital LLC.

Other management duties:
American Express Company; CardioKine; D-Pharm; Epigenesis; Adjunct professor at Copenhagen Business School.

Leise Mærsk Mc-Kinney Møller (born in 1941)
Joined the board in 1993. Latest re-election in 2007. Term of office will end in 2009.

Other management duties:
A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal; Rederiet A.P. Møller A/S.

Svend-Aage Nielsen (born in 1940)
Joined the board in 1993. Latest re-election in 2007.

Other management duties:
Nielsen & Nielsen Holding A/S (chairman) and two subsidiaries; Thrige Holding A/S (chairman) and three subsidiaries; Terma A/S (chairman); Marius Pedersen/ Veolia Miljøservice Holding A/S (chairman); PFA Holding A/S and one subsidiary; MP Ejendomsaktieselskab, Ferritslev; FIH Erhvervsbank A/S; Entreprenør Marius Pedersens Fond; Thomas B. Thriges Fond.

OTHER MANAGEMENT DUTIES

Cecilie Mose Outzen (born in 1974)
Joined the board in 2006. Term of office will end in 2008.

Senior HR consultant (employee).

Other management duties:
Rederiet A.P. Møller A/S.

Henrik Lorensen Solmer (born in 1942)
Joined the board in 1998. Latest re-election in 2006. Term of office will end in 2008.

Captain (employee).

Other management duties:
Rederiet A.P. Møller A/S.

Jan Tøpholm (born in 1946)
Joined the board in 2001. Latest re-election in 2007. Term of office will end in 2009.

CEO, Widex A/S.

Other management duties:
T & W Holding A/S (chairman); Widex Holding A/S (chairman); A.M. Denmark A/S (chairman); Tøpholm Holding A/S; A-huset Invest A/S; Weibel Scientific A/S; GSA Ejendomme A/S; T-Grunden A/S.

Firmaet A.P. Møller:

Shipowner Mærsk Mc-Kinney Møller (born in 1913)

Other management duties:
A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal (chairman); Rederiet A.P. Møller A/S (chairman); Estemco A/S (chairman); Maersk Broker A/S (chairman); Aktieselskabet Klema (chairman); Bramsløkke Landbrug A/S (chairman); Maersk Broker K/S (chairman).

Shipowner Nils Smedegaard Andersen (born in 1958)
Joined the management in 2007.

Other management duties:
F. Salling Holding A/S (chairman); F. Salling A/S (chairman); F. Salling Invest A/S (chairman); Dansk Supermarked A/S (chairman); Rederiet A.P. Møller A/S; William Demant Holding A/S and one subsidiary (will resign per 31 March 2008); Danske Banks Rådgivende Repræsentantskab; DI's Erhvervspolitiske Udvalg; European Round Table of Industrialists; EU-Russia Industrialist's Round Table (co-chairman).

Shipowner Thomas Thune Andersen (born in 1955)
Joined the management in 2005.

Other management duties:
No management duties outside the A.P. Møller - Mærsk Group.

Shipowner Claus V. Hemmingsen (born in 1962)
Joined the management in 2007.

Other management duties:
Egyptian Drilling Company; International Association of Drilling Contractors (IADC) (vice-chairman); Danish Chinese Business Forum; EU-Hong Kong Business Co-operation Committee.

Shipowner Eivind Kolding (born in 1959)
Joined the management in 2006.

Other management duties:
Danske Bank A/S (vice-chairman).

Shipowner Søren Skou (born in 1964)
Joined the management in 2007.

Other management duties:
The International Tanker Owners Pollution Federation Limited (ITOPF).

Shipowner Søren Thorup Sørensen (born in 1965)
Joined the management in 2007.

Other management duties:
F. Salling Holding A/S; F. Salling A/S; Dansk Supermarked A/S; Fondsrådet.

A.P. MOLLER - MAERSK GROUP

The A.P. Moller - Maersk Group comprises A.P. Møller - Mærsk A/S and subsidiaries within the following business segments:

Container Shipping and related activities

- Global container services (Maersk Line and Safmarine)
- Logistics and forwarding activities (Maersk Logistics and Damco)
- Container terminals, etc. (APM Terminals)
- Production of dry and refrigerated containers (Maersk Container Industri)

Tankers, offshore and other shipping activities

- Tanker shipping with Crude-, Product-, LNG - and Gas carriers (Maersk Tankers)
- Offshore supply vessel activities with anchor handling vessels-, platform supply- and cable laying vessels (Maersk Supply Services)
- Drilling activities with "jack-up" and semi submersible drilling rigs. Operation of floating production units (Maersk Contractors). Operation of land rigs trough Egyptian Drilling Co. Ltd.
- Towing and salvage activities, etc. (Svitzer)
- Ferry services and door-to-door transport in North of Europe (Norfolkline)
- Car carriers

Oil and gas activities (Maersk Oil)

- Oil and gas production activity in Denmark, Qatar, UK, Algeria and Kazakhstan
- Exploration activity in the North Sea (Denmark, Norway, UK and Germany), North Africa (Algeria and Morocco), Vest Africa (Angola), Central Asia (Turkmenistan), Middle East (Qatar and Oman), South America (Brazil and Suriname) and the American part of the Mexican Golf.

Retail activity (Dansk Supermarked and F. Salling)

- Supermarkets (Føtex), department stores (Salling) and hypermarkets (Bilka) in Denmark. Discount supermarkets (Netto) in Denmark, Germany, UK, Poland and Sweden

Shipyards, other industrial companies, interest in Danske Bank A/S, etc.

- Shipyards in Denmark and the Baltic States
- Production of plastic articles
- 20% owner interest in Danske Bank A/S
- Aviation primarily cargo

The A.P. Moller - Maersk Group comprises approximately 1.100 companies. All major companies and activities are included on the following pages so that all countries and all activities, in which the A.P. Moller - Maersk Group have presence are included.

COMPANY OVERVIEW

Group companies

Company	Country of incorporation	Owned share
A.P. Moller (Bermuda) Ltd.	Bermuda	100%
A.P. Moller Finance S.A.	Switzerland	100%
A.P. Moller Singapore Pte. Ltd.	Singapore	100%
A.P.M. Holding Australia Pty. Ltd.	Australia	100%
Aktieselskabet Roulunds Fabriker	Odense, Denmark	100%
Anchor Storage Ltd.	Bermuda	100%
APM Global Logistics Danmark A/S	Århus, Denmark	100%
APM Global Logistics Germany GmbH	Germany	100%
APM Pipelines A/S	Copenhagen, Denmark	100%
APM Saigon Shipping Company Limited	Vietnam	75%
APM Terminals A/S	Copenhagen, Denmark	100%
APM Terminals Apapa Ltd.	Nigeria	100%
APM Terminals Bahrain B.S.C.	Bahrain	80%
APM Terminals Brasil Participacoes Ltda.	Brazil	100%
APM Terminals Dachan Co. Ltd.	Hong Kong	50%
APM Terminals Dalian Company Limited	Hong Kong	100%
APM Terminals (Jamaica) Ltd.	Jamaica	80%
APM Terminals Japan	Japan	100%
APM Terminals Jordan LLC.	Jordan	100%
APM Terminals Kaliningrad LLC	Russia	100%
APM Terminals Management B.V.	The Netherlands	100%
APM Terminals Massvlakte II B.V.	The Netherlands	100%
APM Terminals North America	USA	100%
APM Terminals Pacific Ltd.	USA	100%
APM Terminals Romania SRL	Romania	100%
APM Terminals Rotterdam B.V.	The Netherlands	100%
APM Terminals Shanghai Co. Ltd.	Hong Kong	100%
APM Terminals Tangier S.A.	Morocco	90%
APM Terminals Tianjin International Co. Ltd.	China	100%
APM Terminals Virginia, Inc.	USA	100%
APM Terminals Xiamen Company Ltd.	Hong Kong	100%
APM Terminals Yangshan Co. Ltd.	Hong Kong	100%

Company	Country of incorporation	Owned share
APM Terminals Zeebrügge N.V.	Belgium	100%
Aqaba Container Terminal Company Ltd.	Jordan	50%
Bangkok Marine Company Limited	Thailand	49%
Barkentine Insurance Company Limited	Bermuda	100%
Bermutine Transport Corporation Limited	Bermuda	100%
Bridge Terminal Transport Canada Inc.	Canada	100%
Bridge Terminal Transport, Inc.	USA	100%
Brigantine Services Limited	Hong Kong	100%
Cai Mep International	Vietnam	49%
Constar Holdings Co. Ltd.	Taiwan	100%
Corvetine Insurance Company Limited	Bermuda	100%
Damco A/S	Copenhagen, Denmark	100%
Damco International B.V.	The Netherlands	100%
Danbor Service AS	Esbjerg, Denmark	100%
Dania Trucking A/S	Århus, Denmark	100%
Dansk Industri Syndikat A/S	Copenhagen, Denmark	100%
Dansk Supermarked A/S	Århus, Denmark	68%
DSL Star Express Inc.	USA	100%
Egyptian International Container Terminal SA	Switzerland	100%
Ejendomsselskabet Lindø A/S	Odense, Denmark	100%
ERS Railways B.V.	The Netherlands	100%
Esvagt A/S	Esbjerg, Denmark	75%
European Rail Shuttle B.V.	The Netherlands	100%
F. Salling A/S	Århus, Denmark	38%
Fute Maersk Agency	Belarus	100%
Gateway Terminals India Pvt. Ltd.	India	74%
Gujarat Pipavav Port Limited	India	55%
Interseas Shipping Company S.A.	Panama	100%

COMPANY OVERVIEW

Group companies

Company	Country of incorporation	Owned share
K/S Membrane I	Copenhagen, Denmark	75%
K/S Membrane II	Copenhagen, Denmark	75%
Live Oak Company Limited	Bermuda	100%
Loksa Shipyard Ltd.	Estonia	100%
Maersk A/S	Copenhagen, Denmark	100%
Maersk Adria D.O.O.	Slovenia	100%
Maersk Agency Denmark A/S	Århus, Denmark	100%
Maersk Algerie SPA	Algeria	100%
Maersk (Angola) Lda.	Angola	100%
Maersk Argentina S.A.	Argentina	100%
Maersk Australia Pty. Ltd.	Australia	100%
Maersk B.V.	The Netherlands	100%
Maersk Bahamas Ltd.	Bahamas	100%
Maersk Bahrain A/S	Copenhagen, Denmark	100%
Maersk Bangladesh Limited	Bangladesh	100%
Maersk Benelux B.V.	The Netherlands	100%
Maersk Benin SA	Benin	100%
Maersk Beograd D.O.O.	Serbia	100%
Maersk Brasil (Brasmar) LTDA	Brazil	100%
Maersk Bulgaria Limited EOOD	Bulgaria	100%
Maersk Burkina Faso S.A.	Burkina Faso	100%
Maersk Burundi S.A.	Burundi	100%
Maersk Cambodia Ltd.	Cambodia	100%
Maersk Cameroun S.A.	Cameroon	100%
Maersk Canada Inc.	Canada	100%
Maersk Central America and Caribean Limited	Bermuda	100%
Maersk Chile S.A.	Chile	100%
Maersk China Limited	China	100%
Maersk Colombia S.A.	Colombia	100%
Maersk Congo RDC SPRL	The Democratic Republic Congo	100%
Maersk Congo S.A.	Congo	100%

Company	Country of incorporation	Owned share
Maersk Container Industri Dongguan Ltd.	China	100%
Maersk Container Industri Qindao Ltd.	China	100%
Maersk Contractors Norge AS	Norway	100%
Maersk Costa Rica S.A.	Costa Rica	100%
Maersk Côte d'Ivoire SA	Ivory Coast	100%
Maersk Croatia D.O.O.	Croatia	100%
Maersk Customs Services, Inc.	USA	100%
Maersk Cyprus Ltd.	Cyprus	100%
Maersk Czech Republic S.R.O.	Czech Republic	100%
Maersk del Ecuador C.A.	Ecuador	100%
Maersk de Nicaragua S.A.	Nicaragua	100%
Maersk Denizcilik A.S.	Turkey	60%
Maersk Deutschland A/S & Co. KG.	Germany	100%
Maersk Distribution Canada Inc.	Canada	100%
MAersk Distribution Services Inc.	USA	100%
Maersk Dominicana S.A.	The Dominican Republic	100%
Maersk Eastern Europe ApS	Copenhagen, Denmark	100%
Maersk Eesti AS	Estonia	100%
Maersk Egypt for Maritime Transport (S.A.E.)	Egypt	100%
Maersk El Salvador S.A. de C.V.	El Salvador	100%
Maersk Energy UK Limited	United Kingdom	100%
Maersk Equipment Service Company, Inc.	USA	100%
Maersk España S.A.	Spain	100%
Maersk Ethiopia Private Ltd. Company	Etiopia	100%
Maersk Finland OY	Finland	100%
Maersk Fluid Technology Inc.	USA	100%
Maersk France S.A.	France	100%
Maersk Gabon S.A.	Gabon	51%
Maersk Gambia Limited	Gambia	100%
Maersk Georgia LLC	Georgia	100%
Maersk Ghana Limited	Ghana	100%
Maersk Global Service Centres Costa Rica S.A.	Costa Rica	100%

COMPANY OVERVIEW

Group companies

Company	Country of incorporation	Owned share
Maersk Global Service Centres(Guangdong) Ltd.	China	100%
Maersk Global Service Centres (India) Private Ltd.	India	100%
Maersk Global Service Centres (Phillipines) Ltd.	Phillipines	100%
Maersk Global Service Centres (Schenzhen) Ltd.	China	100%
Maersk Guatamala S.A.	Guatamala	100%
Maersk Guinee S.A.	Guinea	100%
Maersk Hellas Shipping S.A.	Greece	100%
Maersk Holding B.V.	The Netherlands	100%
Maersk Holdings Ltd.	United Kingdom	100%
Maersk Honduras S.A.	Honduras	100%
Maersk Hong Kong Limited	Hong Kong	100%
Maersk Hungary KFT	Hungary	100%
Maersk Inc.	USA	100%
Maersk India Pvt. Limited	India	100%
Maersk Israel Ltd.	Israel	100%
Maersk Italia SPA	Italy	100%
Maersk Jordan W.L.L.	Jordan	50%
Maersk JSC	Kazakhstan	100%
Maersk Jupiter Drilling Corporation S.A.	Panama	100%
Maersk K.K.	Japan	100%
Maersk Kenya Ltd.	Kenya	100%
Maersk Korea Limited	South Korea	100%
Maersk Latvija SIA	Latvia	100%
Maersk Lebanon S.A.R.L.	Lebanon	51%
Maersk Liberia Limited	Liberia	100%
Maersk Line UK	United Kingdom	100%
Maersk Logistics Benelux B.V.	The Netherlands	100%
Maersk Logistics (China) Company Limited	China	100%
Maersk Logistics Hong Kong Ltd.	Hong Kong	100%
Maersk Logistics Nicaragua, S.A.	Nicaragua	100%
Maersk Logistics Sverige AB	Sweden	100%
Maersk Logistics Tanzania Ltd.	Tanzania	100%

Company	Country of incorporation	Owned share
Maersk Logistics UK Limited	United Kingdom	100%
Maersk Logistics USA Inc.	USA	100%
Maersk Macau Lda.	Macau	100%
Maersk Madagascar SA	Madagascar	100%
Maersk (Malawi) Limited	Malawi	100%
Maersk Malaysia Sdn. Bhd.	Malaysia	70%
Maersk Mali S.A.	Mali	100%
Maersk Maritime S.A.S.	France	100%
Maersk Maroc S.A.	Morocco	100%
Maersk Mauritanie SA	Mauritania	60%
Maersk (Mauritius) Limited	Mauritius	100%
Maersk Mexico S.A. de C.V.	Mexico	100%
Maersk Mozambique Lda.	Mozambique	100%
Maersk Namibia (Pty) Ltd.	Namibia	100%
Maersk Nepal Private Ltd.	Nepal	95%
Maersk New Zealand Limited	New Zealand	100%
Maersk Niger S.A.	Niger	100%
Maersk Nigeria Limited	Nigeria	70%
Maersk Norge AS	Norway	100%
Maersk Oil America Inc.	USA	100%
Maersk Oil Angola AS	Copenhagen, Denmark	100%
Maersk Oil Brasil Ltda.	Brazil	100%
Maersk Oil B.V.	The Netherlands	100%
Maersk Oil Colombia AS	Copenhagen, Denmark	100%
Maersk Oil Egypt A/S	Copenhagen, Denmark	100%
Maersk Oil GB Ltd.	United Kingdom	100%
Maersk Oil Kazakhstan GmbH	Germany	100%
Maersk Oil Kuwait B.V.	The Netherlands	100%
Maersk Oil Morocco GmbH	Germany	100%
Maersk Oil North Africa A/S	Copenhagen, Denmark	100%
Maersk Oil North Sea UK Limited	United Kingdom	100%
Maersk Oil Norway AS	Norway	100%

COMPANY OVERVIEW

Group companies

Company	Country of incorporation	Owned share
Maersk Oil Oman B.V.	The Netherlands	100%
Maersk Oil Qatar AS	Copenhagen, Denmark	100%
Maersk Oil Suriname B.V.	The Netherlands	100%
Maersk Oil Turkmenistan	The Netherlands	100%
Maersk Oil (UK) Limited	United Kingdom	100%
Maersk Öl und Gas GmbH	Germany	100%
Maersk Pakistan (Pvt) Ltd.	Pakistan	100%
Maersk Panama S.A.	Panama	100%
Maersk Peru S.A.	Peru	100%
Maersk Polska Sp.Zo.O.	Poland	100%
Maersk Portugal Lda.	Portugal	100%
Maersk Qatar Maritime Services W.L.L.	Qatar	100%
Maersk Romania SRL	Romania	100%
Maersk Rwanda Limited	Rwanda	100%
Maersk Ship Design A/S	Copenhagen, Denmark	100%
Maersk Shipping Company Ltd.	Sudan	51%
Maersk Shipping Services & Co. LLC.	Oman	65%
Maersk Sierra Leone	Sierra Leone	100%
Maersk Singapore Pte. Ltd.	Singapore	100%
Maersk Slovakia S.R.O.	Slovakia	100%
Maersk South Africa (Pty) Ltd.	South Africa	100%
Maersk South America Ltd.	Bermuda	100%
Maersk Supply Service International A/S	Copenhagen, Denmark	100%
Maersk Supply Service (Angola) S.A.	Angola	100%
Maersk Supply Service Canada Ltd.	Canada	100%
Maersk Supply Service UK Ltd.	United Kingdom	100%
Maersk Sverige AB	Sweden	100%
Maersk Switzerland Ltd.	Switzerland	100%
Maersk Taiwan Ltd.	Taiwan	100%
Maersk Togo S.A.	Togo	100%
Maersk Training Centre A/S	Svendborg, Denmark	100%

Company	Country of incorporation	Owned share
Maersk Trinidad Ltd.	Trinidad and Tobago	100%
Maersk Trucking (China) Co. Ltd.	Hong Kong	100%
Maersk Uganda Ltd.	Uganda	100%
Maersk Ukraine Ltd.	Ukraine	100%
Maersk Uruguay S.A.	Uruguay	100%
Maersk Vietnam Ltd.	Vietnam	100%
Maersk West and Central Asia Limited.	Bermuda	100%
Maersk Zanzibar Ltd.	Zanzibar	100%
Maersk Österreich GmbH	Austria	100%
Maersk-Filipinas Inc.	Philippines	100%
MCC Transport Limited	United Kingdom	100%
MCC Transport Singapore Pte. Ltd.	Singapore	100%
Membrane Shipping Limited	Bermuda	100%
Mærsk Container Industri A/S	Tinglev, Denmark	100%
Mærsk Olie og Gas AS	Copenhagen, Denmark	100%
Mærsk Olie, Algeriet AS	Copenhagen, Denmark	100%
Nedlloyd Container Line Ltd.	United Kingdom	100%
Nord France Terminal International O.U.	France	61%
Norfolkline B.V.	The Netherlands	100%
Norse Merchant Group Ltd.	United Kingdom	100%
Odense Staalskibsværft A/S	Odense, Denmark	100%
P.T. APM Global Logistics Indonesia	Indonesia	100%
P.T. Maersk Indonesia	Indonesia	100%
Pentalver Transport Limited	United Kingdom	100%
Rederiaktieselskabet Kuling	Copenhagen, Denmark	100%
Rederiet A.P. Møller A/S	Copenhagen, Denmark	95%
Rosti A/S	Farum, Denmark	100%
Rotrex A/S	Herlev, Denmark	75%

A.P. MOLLER - MAERSK GROUP

COMPANY OVERVIEW

Group companies

Company	Country of incorporation	Owned share
Roulunds Rubber A/S	Copenhagen, Denmark	100%
Safmarine Container Lines N.V.	Belgium	100%
Safmarine (Proprietary) Limited	South Africa	100%
Shipbuilding Yard Baltija	Lithuania	99%
Sogester - Sociedade Gestora de Terminais S.A.	Angola	51%
Star Air A/S	Dragør, Denmark	100%
Suez Canal Container Terminal	Egypt	55%
Svitzer A/S	Copenhagen, Denmark	100%
Teconvi S.A.	Brazil	100%
Terminales de Algeciras S.A.	Spain	50%
The Maersk Company Canada Ltd.	Canada	100%
The Maersk Company (Ireland) Limited	Ireland	100%
The Maersk Company Limited	United Kingdom	100%
Transporte Maritimo Maersk Venezuela S.A.	Venezuela	100%
Trans-Siberian Express Service OOO	Russia	100%
UAB Maersk Lietuva	Lithuania	100%
Universal Maritime Service Corporation	USA	100%
ZAO Maersk	Russia	100%

Associated companies

Company	Country of incorporation	Owned share
Antwerp Gateway N.V.	Belgium	20%
Contship Caliari S.p.A.	Italy	33%
Danske Bank A/S	Copenhagen, Denmark	20%
Getma Gabon S.A.	Gabon	34%
Handytankers K/S	Copenhagen, Denmark	33%
Inttra Inc.	USA	65%
Maersk Kanoo (UAE) LLC	The United Arab Emirates	49%
Maersk Kanoo Bahrain W.L.L.	Bahrain	49%
Maersk Kuwait Co. W.L.L.	Kuwait	49%
Maersk Lanka (Ptv.) Ltd.	Sri Lanka	40%
Maersk Product Tankers A/S	Copenhagen, Denmark	50%

Associated companies

Company	Country of incorporation	Owned share
Maersk Senegal SA	Senegal	50%
Maersk Tunesie S.A.	Tunesia	50%
Martinair Holland N.V.	The Netherlands	50%
Medcenter Container Terminal S.p.A.	Italy	33%
Meridian Port Service Ltd.	Ghana	33%
Qasim International Container Terminal Pakistan Limited	Pakistan	20%
Salalah Port Services Co.	Oman	30%
Scalepoint Technologies Ltd.	United Kingdom	29%
Shanghai Tie Yang Multimodal Transportation Co. Ltd.	China	49%
Siam Shoreside Services Ltd.	Thailand	49%
Societe Exploitation Terminal de Vridi	Ivory Coast	40%
South Asia Gateway Terminals (Pvt) Ltd.	Sri Lanka	26%
Tianjin Port Alliance International Container Terminal CO.	China	20%
Voltri Terminal 2 Srl	Italy	45%

Jointly controlled entities

Dalian Port Container Terminal Co. Ltd.	China	20%
Douala International Terminal	Cameroon	40%
Egyptian Drilling Company	Egypt	50%
Laem Chabang ContainerTerminal 1 Ltd.	Thailand	35%
LR2 Management K/S	Copenhagen, Denmark	50%
North Sea Production Co. Ltd.	United Kingdom	50%
North Sea Terminal Bremerhaven GmbH & Co.	Germany	50%
Pelabuhan Tanjung Pelepas Sdn. Bhd.	Malaysia	30%
Qingdao Qianwan Container Terminal Co. Ltd.	China	20%
Shanghai East Container Terminal Co. Ltd.	China	49%
Terminal Porte Océane S.A.	France	50%
Smart Logistics Company Ltd.	Hong Kong	49%
West Africa Container Terminal Nigeria Ltd.	Nigeria	25%
Xiamen Songyu Container Terminal Co. Ltd.	China	50%

MAERSK

END